UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[X] **Form C: Offering Statement**

[ ] **Form C-U: Progress Update:**

[ ] **Form C/A: Amendment to Offering Statement:**

    [ ] **Check box if Amendment is material and investors must reconfirm within five business days.**

[ ] **Form C-AR: Annual Report**

[ ] **Form C-AR/A: Amendment to Annual Report**

[ ] **Form C-TR: Termination of Reporting**

Name of issuer: Cold Zero, LLC

Legal status of issuer:

    Form: Limited Liability Company

    Jurisdiction of Incorporation/Organization: IA

    Date of organization: 07-20-2021

Physical address of issuer: 1875 Silver Maple Trail, North Liberty, IA 52317

Website of issuer: https://coldzerospirits.com/

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: COMMUNITY BOND, LLC

CIK number of the intermediary: 0001982194

SEC file number of intermediary: 007-00443

CRD number, if applicable, of intermediary: 327933

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

$5,000 onboarding fee + 5% of raise amount. Refer to Exhibit A for a full explanation of fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered: 40,000

Price (or method for determining price): $1.00

Target offering amount: $40,000

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $1,200,000

Deadline to reach the target offering amount: September 12, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 6

Total Assets:	Most recent fiscal year-end:	$116,190	Prior fiscal year-end:	$125,689
Cash & Cash Equivalents:	Most recent fiscal year-end:	$64,928	Prior fiscal year-end:	$125,689
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Short-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Income:	Most recent fiscal year-end:	$(9,499)	Prior fiscal year-end:	$0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Cold Zero, LLC
_____
(Issuer)

/s/ Casey Maxted, Manager
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Casey Maxted
_____
(Signature)

Manager, CEO, Principal Executive Officer
_____
(Title)

September 13, 2024
_____
(Date)

/s/ Chad Williams,
_____
(Signature)

Manager, CFO, Principal Financial Officer, Principal Accounting Officer
_____
(Title)

September 13, 2024
_____
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT


September 13, 2024

COLD ZERO, LLC

Target Offering Amount of $40,000
Maximum Offering Amount of $1,200,000


Cold Zero, LLC (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $40,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,200,000 (the "**Maximum Offering Amount**") of Simple Agreements for Future Equity ("**SAFEs**" or the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by one year from the date of this Offering Statement (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Potential purchasers of the Securities are referred to herein as "**Investors**," "**Purchasers**," or "**you**." In order to purchase the Securities, you must complete the purchase process through our intermediary, Community Bond, LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "**Escrow Facilitator**") until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to amend or terminate our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors(1)		Intermediary Commissions (2)		Net Proceeds	
Minimum Individual Purchase Amount (3)	$	500	$	25	$	475
Target Offering Amount	$	40,000	$	2,000	$	38,000
Maximum Offering Amount(4)	$	1,200,000	$	60,000	$	1,140,000

(1)   This does not include any Investment Fees charged by the Company. The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

(2)   This does not include Offering expenses paid to non-intermediary entities, such as marketing expenses, and audit fees. In addition to the five percent (5%) fee shown here, the Intermediary has also received a $5,000.00 onboarding fee. The Intermediary will be reimbursed for all expenses incurred by the Intermediary on behalf of the Company, including a $5 per Investor processing fee charged by the Intermediary's technology provider, Escrow Fees, and all fees associated with the use of any credit card or alternative considerations processors.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is September 13, 2024.

TABLE OF CONTENTS

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ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities.

The Company

Cold Zero, LLC is a Iowa limited liability company formed in July 2021 with its headquarters in Iowa. Our primary business is the sale of American-made spirits.

Capital Structure

The Company is a Limited Liability Company with a two class of Membership Interests: a voting Class (Class A) with 78,500 units outstanding and held by the Company's Managers (Casey Maxted and Chad Williams) plus a non-voting class (Class B) with 21,500 units outstanding and held by five other Members. Tax allocations and profit distributions are allocated pro-rata by total number of Units owned.

Management

The Company is governed by its Board of Managers, which currently consists of two Managers who also are also the Company's founders, serve as the officers of the Company, and carry out its day to day operations.

The Offering

Target (Minimum) Offering Amount	$40,000
Total Amount of the Securities to be Sold in Offering (if Target Offering Amount met)	40,000 (up to 1,200,000)
Maximum Offering Amount	$1,200,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	40,000 (up to 1,200,000)
Price Per Security	$1.00
Minimum Individual Purchase Amount[†]	$500 (500 SAFEs)[+]
Offering Deadline	September 12, 2025
Earliest First Closing Date	October 4, 2024
Cancellation Period for Investment	Up to 48 hours before announced Closing Date
Notice Required Before Each Closing	5 days

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Investor Fees

The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

The aggregate amount of these fees are not included towards the $1,200,000 Maximum Offering Amount and this fee is not factored into each Investor's maximum investment amount permitted for unaccredited investors.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities since inception. The Company's Officers do not receive a salary as of the date of this offering, but are expected to be paid a reasonable salary once the Company's revenue can support it, in an amounts and at a timing to be decided by the Board of Managers (who are also currently the officers) in their sole discretion.

Officers. Directors. And Managers

Name	Position and Offices Held	Term of Office
Casey Maxted	Manager, CEO, Founder	July 2021 - Present
Chad Williams	Manager, CFO, Founder	July 2021 - Present

Casey Maxted (Manager, Founder):

Mr. Maxted is the founding member and CEO of Cold Zero Spirits. His responsibilities include product development, partnerships, and overall leadership and brand execution. His previous work experience includes working as Special Agent at the Federal Bureau of Investigation from 2009-2022, where he was responsible for federal investigations spanning multiple violations. He also was a member of the United States Army Special Forces from 2004-2009.

Chad Williams (Manager, Founder):

Mr. Williams is the Chief Financial Officer and primary investor in the company. His responsibilities include tracking financial data, supervising business expenses, paying business debts, product development, relationship management with outside entities, expanding distribution to more US states and potentially overseas, managing the relationships with AAFES and MSS the brand's broker for AAFES. He has spearheaded the effort to expand from the brand's home state of Iowa into emerging markets such as Texas, Florida, Georgia, California, and soon, Oklahoma.

His previous work experience includes working for the Counter Corruption Advisory Group as a lead investigator in Afghanistan from 2018 to 2020 while investigating corruption at the highest levels of the Afghan government and misappropriation of US and NATO partners funding. He also worked as a senior advisor to the USG Counter-Improvised Explosive Device community working with US and NATO allies to prevent and mitigate risks to the force while operating in hostile environments such as Iraq and Syria from 2015 to 2018. Mr. Williams was a member of the military for over 25 years, the last twenty as a member of the US Army Special Forces, where he led Soldiers, Sailors and Air Force members in combat in Iraq and Afghanistan, as well as numerous deployments throughout the world. - Since his retirement from the Military in 2021, Chad has worked as a military and intelligence community advisor, hand selected to conduct recruit assessments for special access programs, and training for personnel selected for further specialized assignments, including collection management, dignitary protection, and survivability in hostile environments.

Chad arranged for a race car team based in Austin, Texas to include a Cold Zero Spirits logo on their race car, which is gaining traction for the brand in the Texas market.

Chad is currently pursuing an SCAA Full Competition racing license, and plans to race a Cold Zero Spirits branded car at future events, while continuing to race gravel bikes at endurance events in the southeast United States.

At home Chad volunteers with his local animal shelter, and the Team Rubicon disaster response team, he also teaches tactical shooting courses to local and state law enforcement agencies.

Indemnification

The Company has the power to indemnify its Members, managers, employees, and agents (each a "Covered Person") acting in their professional capacity to the fullest extent permitted by law. Indemnification is required when a Covered Person is successful in defending a suit on the merits or otherwise, but must be authorized by the Company on a case by case basis for the advancement of expenses when an action is pending. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a Covered Person, except where the Covered Person did not have a reasonable cause to believe that their conduct was unlawful.

As of the date of this Offering, the Company maintains commercial general liability coverage which would cover some, but not all, of the expenses for which Covered Persons may be indemnified in some, but not all, situations. In particular, this insurance does not cover any expenses which arise out of actions alleging damage to the Company, its property, Members, Managers, employees, agents, or equity holders. While it has no current intent to do so, the Company's Management also has discretion to expand or cancel this insurance coverage at any point in the future.

CAPITAL STRUCTURE AND DEBT

Outstanding Ownership

The Company is a Limited Liability Company with a two class of Membership Interests: a voting Class (Class A) with 78,500 units outstanding and held by the Company's Managers (Casey Maxted and Chad Williams) plus a non-voting class (Class B) with 21,500 units outstanding and held by five other Members. Tax allocations and profit distributions are allocated pro-rata by total number of Units owned.

Outstanding Options, SAFEs, Convertible Notes, Warrants

The Company has no outstanding options, SAFEs, Convertible Notes, or Warrants (i.e., the SAFEs being sold in this offering will be its only SAFEs).

Outstanding Debt (as of July 31, 2024)

As of July 31, 2024, the Company has no outstanding debt.

DESCRIPTION OF BUSINESS

Description of the Business

Cold Zero is a proud Veteran-owned and operated distributor of American-made spirits which was founded in July 2021. Cold Zero was started in order to create a brand that represents our patriotic roots that can be enjoyed by all. While Cold Zero is a proud veteran owned company, we have created a product that goes toe to toe with the best whiskies and bourbons on the market.

As of August 2024, Cold Zero has made its Vodka and Whiskey available to sell in retail locations in 10 states: CA, FL, GA, IA, MN, NE, MO, SD, TX, and WI. Its products are also available in restaurants and bars in its home state of Iowa. In addition, these spirits are also available for direct online shipping in states that permit shipping of distilled spirits. Cold Zero expects continued growth throughout the fifty states as brand awareness grows. In addition, Cold Zero is currently sold in over 55 Army & Air Force Exchange System (AAFES) locations across the country.

As of September 10, 2024, Cold Zero has sold approximately 50,000 fifths of alcohol (750 ml) and received multiple awards to include "Fred Minnick's Top 100 American Whiskey for 2023" in which we were ranked 50th. Cold Zero Medal of Honor Reserve Whiskey received a "Double Platinum" award at the 2024 Ascot Awards, the highest award available at that competition.

Market Conditions, Competitors, and Major Suppliers

While Cold Zero Spirits' most obvious target market includes veterans and patriots, we have produced a product that can and is enjoyed by all. While many veteran owned brands live off of the label, it is important to Cold Zero Spirits to produce whiskey and bourbon that even the most refined pallets will seek out. We believe we have accomplished this mission thus far.

Cold Zero spirits face a dynamic and competitive market landscape. Its primary competitors include Horse Soldier Bourbon in the veteran space. Cold Zero Spirits can distinguish itself in two ways: One, the team which consists of notable veterans including two Medal of Honor recipients; and two, a top shelf product which has already been recognized in two national competitions by resident experts in the whiskey industry.

Cold Zero's spirits are distilled in collaboration with Cedar Ridge Distillery in Swisher, Iowa. The Company and Cedar Ridge Distillery each share 50/50 in the net revenue produced through the sale of the Company's spirits pursuant to a Private Label Development and Supply Agreement which is attached hereto as Exhibit G. This agreement continues until December 31, 2026, and renews automatically for two year terms thereafter unless canceled by one of the parties. The agreement can be terminated by either party (1) for cause, if a breach of the agreement is not cured within 30 days, (2) with 90 days' notice if sales volume falls below certain metrics, or (3) without cause at the end of each renewal term (i.e. at the end of 2026, 2028, 2030, etc.) if the canceling party gives 180 days written notice. The Company's business would be disrupted if this supplier were to go out of business or otherwise end its relationship with the Company, however, options are available to Cold Zero Spirits in the event Cedar Ridge Distillery were to go out of business.

Our Mission

Whether you're a civilian, soldier, sailor, airman, or marine; a SEAL or Green Beret, Cold Zero is for you. We want to showcase the hard work of the Midwest nationwide, bringing our whiskey into the spotlight and building a reputation for our premier vodka. A portion of our profits goes to organizations that enrich the lives of active-duty service members, their families, and the veteran community.

Cold Zero is passionate about helping veterans thrive after their transition to civilian life, which is why we've partnered with Veteran non-profits like Warrior Rising, the Green Beret Foundation and the Medal of Honor Society.

We've partnered with organizations that have missions and impacts close to our hearts.

Our mission is to continue to serve through charitable donations and support to Veteran nonprofits that honor both the service and sacrifices of our nation's heroes.

Intellectual Property

The Company was issued a trademark for "Cold Zero" (when used for liquor; U.S. Serial Number 90841410) by the USPTO on September 8, 2022.

Governmental/Regulatory Approval and Compliance

Alcohol is a heavily regulated industry at both the State and Federal Level. All licenses for the production and distribution of Cold Zero Spirits are currently held by our contract distiller, Cedar Ridge Distillery in Swisher, IA. The Company's business would be impacted by any changes to these licenses, or to the laws and regulations of U.S. federal, state, and local governmental authorities regarding alcohol.

Transfer Agent and Registrar

The Company has not currently engaged a transfer agent and will act as its own registrar for the Securities, unless and until it chooses to hire a transfer agent or other third party to perform these functions.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The company risks a reduced market share if failure to consistently deliver high-quality products.

The beverage industry is highly competitive and consumer preferences can be volatile, often driven by trends and the demand for new and innovative products. Cold Zero's continued success depends on its ability to consistently produce high-quality spirits that meet consumer expectations. Any decline in product quality or failure to innovate in line with market trends could result in decreased customer satisfaction and loyalty, potentially leading to a reduction in market share.

The company faces the risk of operational disruptions and product shortages if any issues arise with key suppliers

Cold Zero's operations depend on partnerships with key suppliers such as Cedar Ridge Distillery. Any disruption in these relationships or their operations, such as production delays, quality control issues, or financial instability of the partners, could impact the quality of products and the ability to meet customer demand.

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products.

All licensing for alcohol production is currently held by our contract distiller, Cedar Ridge Distillery. Any changes which require additional or more involved licensing processes by Cedar Ridge Distillery, or which impose licensing requirements on the Company, would require the dedication of Company resources to address or amend its current operations, which may adversely affect its business strategy or profitability.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

Supply chain disruptions could be harmful to our operations.

Supply chain disruption poses a significant risk to our Company, and could negatively impact our ability to innovate, produce, and deliver products to customers effectively. Our Company relies on only a few suppliers for production of its products, which makes it our business vulnerable to disruptions to any of those Companies. Our Company and its suppliers rely on complex global supply networks, involving intricate chains of suppliers, manufacturers, and distributors. Any disruption, whether due to natural disasters, geopolitical tensions, or unexpected events like the recent COVID-19 pandemic, can lead to shortages in essential components. This means potential delays in production and shipment, increased costs due to expedited sourcing, and, ultimately, dissatisfied customers.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The Company's success depends in part on the experience and skill of its Members and key employees.

We are dependent on our Members and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Members and/or key employees could harm the Company's business, financial condition, cash flow and results of operations.

11

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Iowa, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Iowa, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Iowa law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Financial projections may be wrong.

Certain financial projections concerning the future performance of our business are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act, are not transferable without approval of the Company, and even if transfers are permitted, no market exists for the sale of the Securities.

You should be aware of the long-term nature of this investment. The Company is required to consent prior to any transfer of the Securities. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

The purchase of SAFEs is a speculative investment.

The Company's business objectives must be considered highly speculative. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Repayment of the securities acquired in this Offering may be negatively impacted by other debt financing.

The Company's Simple Agreements for Future Equity constitute unsecured general obligations of the Company. The Company may take out additional financing which will be secured by its assets, resulting in those debts having a higher priority of payment then the Securities.

The amount of additional financing needed by the Company will depend upon the success of this Offering and several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a higher than expected price, which may make it harder for the Company to repay the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could cause the Company to default or otherwise impair the value of the Securities.

Our two founders beneficially owns all of our outstanding voting ownership interests. Such interests may conflict with investors, who will be unable to influence management and exercise control over the business.

As of the date of this offering, our two founders own 78.9% of the business and control 100% of the Company's Class A (voting) units, are Managers of the Company, and are able to exercise complete control over the business. Investors in the Securities will be unable to influence management and exercise control over our business. In particular, the Managers of the Company will be able to set their owns salaries and decide when, if ever, to enter into transactions which would results in the conversion of the SAFEs being sold in this offering.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

SAFEs will only convert to equity if certain triggering events occur.

SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met in order for you to receive your equity stake. Unlike a convertible note, SAFEs do not accrue interest or have a repayment obligation if the Company does not have a subsequent sale of equity of $3 million or more, have a Corporate Transaction (i.e., the sale of the Company or its assets), or some other triggering event. There may be scenarios in which the triggers are not activated, and the SAFE is not converted, leaving you with nothing. For example, if the Company makes enough money that it never again needs to raise capital through the sale of equity, and does not change ownership or get acquired by another company, then the conversion of the SAFE may never be triggered.

Operational Risks

The Company's Members have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management and their Affiliates have been established by the Members and may not be on an arm's-length basis. The Members and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Company's governing documents, the Company's Members may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, or criminal acts. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain additional indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

We may have difficulty attracting and retaining key employees.

Certain skills and experiences are very competitive, and difficulty attracting, developing, and retaining members of our management team and key employees could have a negative effect on our business, operating results, and financial condition. Maintaining a positive and inclusive culture and work environment, offering attractive compensation, benefits, and development opportunities, and effectively implementing processes and technology that enable our employees to work effectively and efficiently are important to our ability to attract and retain employees.

We have substantial doubt in our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. However, we will need additional financing to continue to execute our business plan. We may raise capital through loans from our Members, public or private equity or debt offerings, grants, or strategic arrangements with third parties. There can be no assurance that additional capital will be available to us on acceptable terms, or at all.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal, state, and international labor laws affect our operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal, state, and international healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from government regulators.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

The Company has only recently commenced operations and may not ultimately be profitable.

The Company may not be able to generate significant additional revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience continue to substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable. If the Company cannot operate profitably, it may have difficulty repaying the Simple Agreements for Future Equity in full.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

We face competition from a number of large and small companies, some of which have greater financial, production, and other resources than we do.

In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial and marketing resources. Our ability to compete depends, in part, upon a number of factors outside of our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in the relevant markets, or if we incur significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Limitation on Member liability.

The Company provides for the indemnification of Members and managers to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of Members to the Company for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering.

We rely on third party contractors for the production of our products. If we are unable to find quality contractors, it would severely impact our business.

We outsource certain aspects of our business to third party contractors. We are subject to the risks associated with such contractors' ability to successfully provide the necessary services to meet the needs of our business. If the contractors are unable to adequately provide the contracted services, and we are unable to find alternative service providers in a timely manner, our ability to operate the business may be disrupted, which may adversely affect our business, financial condition, results of operations and cash flows.

We may be subject to product liability claims if customers are harmed as a result of consuming our products.

There is always a risk that a batch of alcohol could contain defects, contaminants, or impurities that are not immediately detectable. Such defects could lead to adverse health effects, injury, or dissatisfaction among consumers. Claims related to defective products could result in costly litigation, settlements, or damage awards, which could significantly impact our financial condition and reputation. Additionally, there is a risk that consumers may experience adverse health reactions or allergic responses to certain ingredients. Such reactions, if they lead to medical attention or prolonged health issues, could result in legal claims against us for damages or compensation. Insurance coverage may not fully address all liabilities or legal expenses associated with these product-related claims. Legal defense costs, settlements, and damage awards could exceed the limits of our insurance coverage, resulting in significant out-of-pocket expenses.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Offering

The Company is offering a Target Offering Amount (minimum) of $40,000 and up to a maximum amount of $1,200,000 of Simple Agreements for Future Equity on a best-efforts basis as described in this Form C in order to fund its operations. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Simple Agreements for Future Equity are being offered at $1.00 each. The minimum amount that an Investor may invest in the Offering is $500, which is subject to adjustment in the Company's sole discretion.

In addition to the SAFE purchase price, the Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed. These fees would result in each Simple Agreement for Future Equity having a cost of $1.0285 or $1.06.

Intermediary Fees and Commissions

Community Bond, LLC, our Intermediary, shall receive the following commissions and fees for acting as Intermediary:

- $5,000 (non-refundable onboarding fee, which was used to pay for the Creation of our Form C);
- 5% of the amount raised in the Offering, payable in cash from Offering proceeds.

The aggregate amount of fees paid to Community Bond, LLC will not be included towards the $40,000 Target Offering Amount and the $1,200,000 Maximum Offering Amount and will not be factored into each Investor's maximum investment amount permitted for unaccredited investors.

Investor Fees charged by the Company

The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

The aggregate amount of these fees are not included towards the $40,000 Target Offering Amount or the $1,200,000 Maximum Offering Amount and this fee is not factored into each Investor's maximum investment amount permitted for unaccredited investors.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount. The values below are not inclusive of payments to financial and legal service providers and escrow set up fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	Amount if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	$ 7,000.00	$ 65,000.00
Estimated Offering Costs**	$ 5,000.00	$ 75,000.00
Marketing to Consumers	$ 20,000.00	$ 500,000.00
Inventory and Associated Costs	$ 8,000.00	$ 300,000.00
Travel & Brand Building	$ 0.00	$ 200,000.00
Working Capital / Reserve	$ 0.00	$ 60,000.00
Total	**$ 40,000.00**	**$ 1,200,000.00**

* These amounts do not include reimbursements to the Intermediary for expenses incurred on behalf of the Company, including a $5 per Investor processing fee charged the Intermediary's technology provider, escrow fees, and all fees associated with the use of any credit card or alternative considerations processors, all of which are included in "Offering Costs."

** The Company is charging each investor an Investment Fee ranging from 6.00% (when investing via credit card) to 2.85% (when investing via other methods). Those fees will be used to partially cover Offering Costs incurred by the issuer. The values listed here are estimated Offering Costs above and beyond the portion of the Offering Costs that this Investment Fee will pay. These amounts are estimates only, actual Offering Costs may be significantly higher or lower based on a range of factors.

Beyond offering costs, we expect that our largest area of expenses will be "Marketing to Consumers," which includes establishing field marketing teams, direct advertising spends, as well as advertising via social media and influencer engagement. Our next largest area will be "Inventory and Associated Costs," which includes paying for bottles, the liquor to fill the bottles, labels, label design, labor for filing the bottles, storage of the product, shipping, etc. Our other large area of investment will be "Travel & Brand Building," which consists of engagements with suppliers, retailers, distribution teams and expenses incurred in connection various events in which we will personally represent the brand in, as well as sprints competitions we enter as we seek to grow into a nationally recognized brand.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's marketing requirements.

Investor Suitability

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Community Bond, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

        i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of the Investor's annual income or net worth, subject to a maximum investment of $124,000.

        ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

        iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Cancellations

Investor funds will be held in escrow with North Capital Private Securities Corporation until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Investors using a credit card to invest are required to represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. By signing the subscription agreement, any such Investors are waiving any right they may have to attempt to claw back the committed funds by filing a charge back with their credit card provider and additionally agree to pay all expenses incurred in the enforcement of the Subscription Agreement, including attorney's fees.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be at least twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). The Company may conduct additional closings (each a "**Subsequent Closing**") on a rolling basis before the Offering Deadline. Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a Subsequent Closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The Company is offering Simple Agreements for Future Equity, which we refer to as "SAFEs" or "Securities" throughout this Form C. The rights and obligations of the investors in this offering are governed by the Simple Agreement for Future Equity Agreement, which each prospective investor agrees to by signing the Subscription Agreement, attached hereto as Exhibit E. Below is a summary of the Simple Agreement for Future Equity , which are qualified by their actual terms, which are attached hereto as Exhibit D.

A SAFE (Simple Agreement for Future Equity) is a type of financial instrument commonly used by early-stage startups to raise capital from investors. Unlike convertible notes, SAFE agreements allow startups to raise funds without having to determine an immediate valuation. However, a SAFE is not a debt instrument like a convertible note nor does it represent ownership like equity shares. Instead, it is a contractual agreement where investors provide capital to a startup in exchange for the right to obtain equity in the future, typically when a priced equity round occurs (e.g., Series A financing).

Summary of Terms.

Discount (on Next Equity Financing)	10%
Premium (on Corporate Transaction)	20%
Valuation Cap	$10,000,000
Conversion Triggers	**Next Equity Financing:** Sale of Equity securities for gross proceeds of $3,000,000 **Corporate Transaction:** Sale of all or substantially all of the Company's Assets; merger or consolidation into another entity (unless new entity is majority owned by current owners); or any other sale or transfer of majority of voting ownership Units to a new person or "group" (as defined in the Exchange Act) of owners.

Conversion on Equity Financing:

This SAFE will automatically convert into equity securities of the Company upon the closing of the Next Equity Financing (the next sale of equity securities for gross proceeds of at least $3,000,000). The number of Units the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole unit) obtained by dividing the amount invested by the investor by the applicable "Conversion Price." The Conversion Price is defined as the lowest of two calculations:

- **Discounted Price:** The price per unit in the next financing round, discounted by the percentage specified in the SAFE (e.g., 10%).

- **Valuation Cap Price:** The price per unit based on the valuation cap. To calculate the cap price, divide the valuation cap by the total number of units outstanding (including the units issued in the SAFE conversion) before the new financing round.

Example Conversion Based on Discounted Price:

Let's assume a 10% discount and the Company will issue new shares at a valuation of $5,000,000 in the next financing round.

For simplicity, let's assume there are 1,000,000 units outstanding which are all of the same value before the new round. Thus, the price per unit in the new financing round would be $5 per unit. After we apply the 10% discount, the discounted price per unit is reduced to $4.50/Unit. Under this example, $10,000 invested in the next financing round would acquire 2,000 units, where $10,000 invested in SAFEs would convert into 2,222.22 units.

Example Conversion Based on Valuation Cap Price:

Alternatively, let's assume the valuation cap is $10,000,000, while the company's pre-offering valuation is $20,000,000.

For simplicity, let's assume there are 1,000,000 units outstanding which are all of the same value before the new round. Thus, the price per unit in the new financing round would be $20 per unit. However, due to the $10,000,000 valuation cap, the conversion price is capped at $10 per unit. Under this example, $10,000 invested in the next financing round would acquire 500 units, where $10,000 invested in SAFEs would convert into 1,000 units.

Securities Received

The issuance of equity securities pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to those securities issued in the Next Equity Financing (except that, in the event the Equity Securities to be issued in the Next Equity Financing are Preferred Units with a liquidation preference, the Company may, at its election, issue units of Shadow Preferred to the Holder in lieu of such Preferred Units, please see Exhibit D for further information).

Conversion on Corporate Transaction:

In the event of a Corporate Transaction prior to the conversion of this SAFE, at the closing of such Corporate Transaction, the SAFE Holder may elect that either: (a) the Company will pay the SAFE Holder an amount equal to the Premium (here 20%) plus 100% times the Investment Amount (i.e., a total of 120% of the Investment Amount); or (b) this SAFE will convert into that number of Class B Units equal to the quotient (rounded down to the nearest whole unit) obtained by dividing (1) the Investment Amount by (2) the Valuation Cap Conversion Price, which assumes the investment had been made at the time the Company's total valuation was $10 million.

Investors who opted for Cash in such a transaction would be expected to receive either 113.21% (120 / 106) of the original amount spent to purchase the SAFEs (for those who purchased SAFEs via credit card) or 116.67% (120 / 102.85) of the original amount spent to purchase SAFEs (for all other purchasers). Investors who opted to receive Class B Units would receive Class B Units equal to 0.01% of the value of the Company for every $1,000 invested.

The Company has two outstanding Unit classes: Class A (which is currently only held by the Managers), which has voting rights, and Class B (which is currently held by five other Members), which are non-voting Units. However, tax allocations and profit distributions are allocated pro-rata by total number of Units owned, with each Class A and Class B Unit entitled to the same amount.

No Guarantee of Returns

Note that the above examples are for illustrative purposes only and should not be read to imply that the Company is, or ever will be, valued at any of the listed figures, or that an investment in the Company will provide any of the above returns. The above Conversion Events may never occur, and Investors may be forced to hold their units indefinitely.

Security

The SAFEs are unsecured and are not guaranteed by the Company's officers or affiliates.

Rights Upon Dissolution of the Company

In the event the Company dissolves or otherwise ceases to do business while this SAFE is outstanding, the Company will pay the Holder an amount equal to the Investment Amount immediately prior to, or concurrently with, the dissolution. This obligation to payment will rank senior in right of payment to the Company's Ownership Units, but below the payment of any debt holders (including unsecured creditors of the Company).

No Rights of Company Membership

The Holder is not entitled by virtue of holding this SAFE to be deemed a holder of the Company's Ownership Units for any purpose, nor will anything contained in this SAFE be construed to confer on the Holder, as such, any of the rights of a member of the Company or any right to vote upon any matter submitted to members at any meeting of the Company or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Conversion Units have been issued upon the terms described in this SAFE.

Restrictions on Transfer.

Investors may not transfer these SAFEs without the prior written consent of the Issuer. This consent will not be unreasonably withheld if the investor seeks to transfer a SAFE to the investor's spouse or spousal equivalent, or to any descendant of any great-grandparent of the investor's spouse or spousal equivalent (including all relations by adoption), but is not otherwise expected to be granted absent exceptional circumstances. Investors should plan to hold this SAFE to maturity.

Additional Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a "Member of the Family" of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a "Member of the Family" of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that even if the Company is willing to consent to a transfer and Securities are able to be legally transferred, there is no guarantee that another party will be willing to purchase them.

Previous Offerings of Securities within the Last Three Years

The Company has not made any offering of securities apart from its initial issuance of Class A and Class B Units interests at formation in July 2021. Such issuances relied on Section 4(a)(2) of the Securities Act and analogous provisions under state law.

Valuation

The Company has not placed a value on the SAFEs are not valued apart from setting a $10 million valuation cap. The value of the Class B Units or other equity which the SAFEs convert into will be determined by the terms of the Company's next equity raise of $3,000,000 or more.


FINANCIAL INFORMATION CONCERNING THE COMPANY


Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached to this Form C as <u>Exhibit F</u>.

Operations, Liquidity, and Capital Resources

Operations

Cold Zero Spirits landed in the marketplace in 2022. Operations for that year consisted of bottling the product, managing inventory, and attending various promotional events where consumers were invited to enjoy free samples. As such, the Company did not make any sales in 2022, and expenses for these activities were either paid by the Company's officers and characterized as Capital Contributions or were not invoiced to the Company (and not recorded in the Company's books) until 2023.

The Company's began selling product in 2023, but no revenue recognized for that year because payments for sales were made directly to the Company's distiller, Cedar Ridge, and no payments to the Company had yet been made under the Label and Supply Agreement between the Company and its distiller. The Company's $9,008 in Advertising & Marketing expenses primarily reflect the creation of marketing material and payments related to online marketing.

As the Company is still in its startup phase, its operating results and cash flows for 2022 and 2023 are not expected to be representative of what should be expected in the future. In particular, the Company's Officers have yet to receive salaries and do not receive a salary as of the date of this offering, but are expected to be paid a reasonable salary once the Company's revenue can support it.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. However, since the Company has not yet achieved profitability, there is substantial doubt about the Company's ability to continue as a going concern, and the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of December 31, 2023, the Company had $116,190 in current assets, as compared to $125,689 on December 31, 2022. The Company sustained a loss of $9,499 for the year ended December 31, 2023 and no income or loss for the year ended December 31, 2022. These expenditures represent marketing, operations, website development and branding expenses.

As of December 31, 2023 and December 31, 2022 the Company did not have any liabilities. As of September 10, 2024, the Company has approximately $26,000 in cash and cash equivalents and current liabilities of $0. The Company is presently able to meet its obligations as they come due through its current cash on hand and the support of its Members.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability. Our Plan of Operation for the next twelve months is to raise capital to implement our strategy. We do not currently have the necessary cash and revenue to satisfy our cash requirements for the next 12 months.

We believe we will need to raise approximately $100,000 (including any amounts raised in this offering) to implement our business plan, which would not require us to raise additional capital in the next 12 months in addition to this Offering if the Offering was fully subscribed. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to commence and sustain operations. If adequate funds are not available, we believe that our Members will contribute funds to pay for some of our expenses. However, we have not made any arrangements or agreements with our Members regarding such advancement of funds. We do not know whether we will issue equity to secure the loans or whether we will merely prepare and sign promissory notes. If we are forced to seek funds from our Members, we will negotiate the specific terms and conditions of such loan when made, if ever. Although we are not presently engaged in any other capital-raising activities, we anticipate that we may raise additional capital in one or more private offering of our company's securities. We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Regulation CF or conduct another private offering under Section 4(2) of the Securities Act of 1933.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents on December 31, 2023 and December 31, 2022 were $64,928 and $125,689 respectively. This change was due to marketing spend and inventory purchase of materials from our distiller.

Trends and Uncertainties

Volatility in the distilled beverage industry was a primary concern as we entered the COVID era, but sales of distilled spirits soared significantly during that time period. In the event of a follow-on outbreak of a similar pandemic, we expect sales to climb dramatically as they did at that time. In the lack of a crisis we expect sales to slowly grow as we gain brand recognition in the space, especially as we continue to gain recognition and awards for our high quality spirits while increasing the amount of marketing dollars spent to that effect.

Our vodka sales have struggled to reach the scale of our whiskey products due to competition with the largest of vodka retailers who own in excess of 90% of market share. Specifically, within AAFES, where the number two seller through the 4,200 retail locations worldwide is the largest Texas brand of vodka in the world. The goal is to displace that brand within our targeted market, due largely to Cold Zero being a superior tasting brand, and partially due to our veteran brand status.

For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

OWNERSHIP

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power, as well as the ownership .

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Casey Maxted	40,500 Class A Units	51.6%
Chad Williams	38,000 Class A Units	48.4%

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other than the payments of officer salaries and benefits, and repayment of certain Company expenses by its officers (which accrued no interest); the Company has not conducted any other transactions of $2,000 or greater with related persons between inception and July 31, 2024.

MATERIAL TAX CONSIDERATIONS

Overall, while SAFE agreements themselves do not trigger immediate tax liabilities upon issuance, investors should be aware of potential tax implications upon conversion into equity and ensure compliance with tax regulations. Tax liabilities may arise when the SAFE converts into equity, and again when that equity is sold. It's advisable for investors to seek professional tax advice to understand the specific implications based on their individual circumstances. State tax laws may vary, so investors should consider consulting with a tax advisor familiar with both federal and state tax implications.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://coldzerospirits.com/about/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on this Offering may be found at: https://www.mainstreetbond.com/projects/14360-Cold-Zero-Spirits--Friends-and-Family-Round

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Articles of Organization
Exhibit C	Operating Agreement
Exhibit D	Simple Agreement for Future Equity
Exhibit E	Subscription Agreement
Exhibit F	CPA Reviewed Financial Statements
Exhibit G	Private Label Development and Supply Agreement with Cedar Ridge Vineyard LLC
Exhibit H	Listing Agreement with Community Bond, LLC
Exhibit I	Escrow Agreement with North Capital Private Securities Corporation

EXHIBIT B TO FORM C
ARTICLES OF ORGANIZATION AND AMENDMENTS THERETO
FOR
Cold Zero, LLC

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Iowa Secretary of State

321 East 12th Street

Des Moines, IA 50319

sos.iowa.gov



FILED

Date   **7/20/2021 06:27 PM**

Corp No   **679368**

Cert No   **FT0128501**

Certificate of Organization - LLC

Information

CODE 489 DOMESTIC LIMITED LIABILITY COMPANY

Chapter

Cold Zero, LLC

Name of Entity

Effective Date and Time

Perpetual

Expiration Date

No

Does the limited liability company hold an interest in agricultural land in Iowa?

Registered Agent and Registered Office Address

URS AGENTS, LLC

Full Name

400 EAST COURT AVE STE 110

Address1   Address2

DES MOINES	IA	50309	USA
City	State	Zip	Country

Principal office

1875 Silver Maple Trail

Address1   Address2

North Liberty	IA	52317	USA
City	State	Zip	Country

Signature(s)

Casey Maxted   7/20/2021 6:24:30 PM

Organizer   Date

CERTIFICATE OF ORGANIZATION

1. The name of the limited liability company is Cold Zero, LLC.

2. It is a domestic limited liability company formed pursuant to Iowa Code Section 489.201.

3. The street address of the initial registered office and the name of the initial registered agent for service of process on the company is:

   URS AGENTS, LLC
   400 East Court Ave, Ste 110
   Des Moines, IA 50309.

4. The effective date of the limited liability company formation is upon filing with the secretary of state.

IN WITNESS WHEREOF, I have hereafter signed this Certificate of Organization this 20th day of July, 2021.



Casey Maxted
Organizer

EXHIBIT C TO FORM C
OPERATING AGREEMENT OF COLD ZERO, LLC

[follows on next page]

AMENDED AND RESTATED OPERATING AGREEMENT

of

COLD ZERO, LLC

An Iowa Limited Liability Company

Effective: _______________, 2024

This Amended and Restated Operating Agreement supersedes all prior Operating Agreements for Cold Zero, LLC. All prior Operating Agreements are null and void upon execution of this Amended and Restated Operating Agreement.

THE LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS (AND THE UNITS INTO WHICH THEY ARE DIVIDED) ISSUED IN ACCORDANCE WITH AND DESCRIBED IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, OR UNDER THE SECURITIES LAWS OF ANY STATE, IN RELIANCE ON EXEMPTIONS UNDER THOSE LAWS. NEITHER THESE UNITS NOR ANY OTHER PORTION OF A MEMBERSHIP INTEREST IN THE COMPANY MAY BE SOLD OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER (A) THIS OPERATING AGREEMENT AND (B) THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME.

AMENDED AND RESTATED
OPERATING AGREEMENT
of
COLD ZERO, LLC
An Iowa Limited Liability Company

THIS OPERATING AGREEMENT of **COLD ZERO, LLC**, an Iowa limited liability company, is hereby adopted and approved on _____, 2024 (the "Effective Date"), by the undersigned Members of the Company, and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Operating Agreement by executing a Joinder, who agree as follows:

ARTICLE 1
Definitions

In addition to terms defined elsewhere in this Operating Agreement, the following terms used in this Operating Agreement shall have the following meanings:

1.1 "Act" means the Iowa Revised Uniform Limited Liability Company Act, as amended from time to time.

1.2 "Affiliate" means, with respect to any Person (i) any Person directly or indirectly controlling, controlled by or under common control with such Person; (ii) any officer, director, general partner, member or trustee of such Person; (iii) any Person who is an officer, director, general partner, member or trustee of any Person described in clauses (i) or (ii) of this sentence; or (iv) if the Person is not an Entity, any spouse, parent, grandparent, child, grandchild, brother, sister, niece or nephew of the Person. For purposes of this definition, the terms "controlling," "controlled by" or "under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract or otherwise, or the power to elect at least 50% of the directors, members, or persons exercising similar authority with respect to such Person or entities.

1.3 "Board of Managers" means the board of Managers vested with the right and authority to manage the affairs of the Company and to make decisions with respect thereto as provided herein.

1.4 "Capital Account" means, with respect to any holder of a Transferable Interest, the account maintained by the Company in accordance with Section 9.2.

1.5 "Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member, whenever made.

1.6 "Certificate" means the Company's certificate of organization, as amended or restated from time to time.

1.7 "Class A Units" means an ownership interest in the Company entitling the holder thereof to any and all benefits to which the holder of Class A Units may be entitled as provided in this Operating Agreement, subject to the obligation of such Person to comply with the terms and provisions of this Operating Agreement, including, but not limited to, the right to vote as a member of the Company

1.8 "Class B Units" means an ownership interest in the Company entitling the holder thereof to any and all benefits to which the holder of Class B Units may be entitled as provided in this Operating Agreement, subject to the obligation of such Person to comply with the terms and provisions of this Operating Agreement. Class B Units shall not be afforded any rights to vote as a member of the Company.

1.9 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

1.10 "Company" means COLD ZERO, LLC, an Iowa limited liability company.

1.11 "Company Assets" means all assets of the Company.

1.12 RESERVED.

1.13 "Deficit Capital Account" means with respect to any holder of a Transferable Interest, the deficit balance, if any, in such Transferable Interest holder's Capital Account as of the end of the Fiscal Year, after giving effect to the following adjustments:

(a) credit to such Capital Account any amount which such Transferable Interest holder is obligated to restore under Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations, as well as any addition thereto pursuant to the next to last sentence of Sections 1.704-2(g)(1) and (i)(5) of the Treasury Regulations, after taking into account thereunder any changes during such year in partnership minimum gain (as determined in accordance with Section 1.704-2(d) of the Treasury Regulations) and in the minimum gain attributable to any partner nonrecourse debt (as determined under Section 1.704-2(i)(3) of the Treasury Regulations); and

(b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Treasury Regulations.

This definition of Deficit Capital Account is intended to comply with Sections 1.704-1(b)(2)(ii)(d) and 1.704-2 of the Treasury Regulations, and will be interpreted consistently with those provisions.

1.14 "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

1.15   "Entity" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, employee stock ownership trust, real estate investment trust, estate, cooperative or association or any foreign trust or foreign business organization, and also includes local, municipal, state, United States, and foreign governments.

1.16   "Event of Dissociation" means any of the following, unless the transferee (where applicable) is to a Permitted Transferee:

(a)   the Member makes an assignment for the benefit of creditors, is the subject of a bankruptcy, files a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation or files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in a proceeding of such nature, or seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of its property;

(b)   one hundred twenty (120) days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if such proceeding has not been dismissed; or ninety (90) days after the appointment, without the Member's consent or acquiescence, of a trustee, receiver or liquidator of the Member or of all or any substantial part of the Member's property, if the appointment is not vacated or stayed, or ninety (90) days after the expiration of any such stay, if the appointment is not vacated;

(c)   receipt by the Member of notice of a public, private or judicial sale of all or any part of the Membership Interest owned by such Member to satisfy a judgment against or other indebtedness of such Member, which is not canceled or withdrawn at least ten (10) days before the scheduled date of such sale;

(d)   the imposition of a charging order or judicial attachment or levy upon all or any part of the Membership Interest owned by the Member by any federal, state or local governmental authority or agency thereof, which is not satisfied or discharged within ten (10) days after such attachment or levy takes place;

(e)   the entry of a decree of divorce or dissolution of marriage, or the execution by the Member of a property settlement agreement, or any other action in connection with a pending divorce proceeding, the effect of which is to grant rights to all or any part of the Membership Interest owned by such Member to any Person other than such Member;

(f)   in the case of a Member that is a trust, (i) the termination of the trust (but not merely the substitution of new trustee),(ii) a distribution of any interest in the Company, or (iii) any Event of Dissociation detailed in this Section 1.16 that is applicable to a natural person also applies to a Trust Member, if the Trust's grantor or the grantor's spouse has such an Event occur;

(g)   in the case of a Member that is a general or limited partnership, the dissolution and commencement of winding up of the partnership or a distribution of any interest in the Company;

(h)   in the case of a Member that is a corporation, the filing of articles of dissolution, or their equivalent, for the corporation, or the revocation of its charter or a distribution of any interest in the Company;

(i)   in the case of a Member that is an estate, the distribution by the fiduciary of any of any of the estate's interest in the Company;

(j)   in the case of a Member that is a limited liability company, the filing of articles of dissolution or termination, or their equivalent, for the limited liability company or the distribution of any interest in the Company;

(k)   in the case of a Member that is a natural person, upon the death of such Member;

(l)   In the case of a Member that is an Entity, a transaction or series of transactions involving (i) the creation or issuance of new legal or beneficial ownership interests or (ii) the voluntary or involuntary sale, conveyance, transfer, or pledge, by operation of law or otherwise, of legal or beneficial ownership interests in such entity or the legal or beneficial ownership interests in any entity that directly or indirectly controls such Member pursuant to which transaction or series of transactions an aggregate of more than 85% of such entity's legal or beneficial ownership interests shall become vested in a party or parties who are not now owners of more than 85% of such entity's legal or beneficial ownership interests as of the date of this Operating Agreement;

(m)   In the case of a Member that is an Entity, any Event of Dissociation detailed in this Section 1.16 that is applicable to a natural person also applies to an Entity Member, if a member, stockholder, partner, or other direct or indirect owner of the Entity Member has such Event occur; or

(n)   in the case of a Member that is a natural person, if such Member or such Member's spouse is indicted on charges related to, is convicted of, or makes a plea of guilty or no contest to a felony or similar or equivalent charge or any misdemeanor involving moral turpitude, deceit, dishonesty, or fraud.

1.17   "Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

1.18   "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member shall be the gross fair market value of such asset, as determined by the Members;

(b)   The Gross Asset Values of all Company Assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Members as of the following times: (a) the acquisition of an additional interest by any new or existing Member; (b) the distribution by the Company to a holder of a Transferable Interest of more than a de minimis amount of property as consideration for a Membership Interest or Transferable Interest; and (c) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations; provided, however, that adjustments pursuant to clause (a) above and this clause (b) shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the holders of Transferable Interest in the Company;

(c)   The Gross Asset Value of any Company Asset distributed to any holder of a Transferable Interest shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Board of Managers; and

(d)   The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only if the Company has in effect an election under Section 754 of the Code and only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation Section 1.704-1(b)(2)(iv)(m) and Article 9 and subparagraph (d) under the definition of Net Profits and Net Losses.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraphs (a), (b) or (d) of this definition, then such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

1.19   "Joinder" means any agreement, or term within an agreement, by which a Person agrees to become a Member of the Company and to become party to this Operating Agreement.

1.20   "Manager" means a Person or persons vested with the right and authority to manage the affairs of the Company and to make decisions with respect thereto as provided herein.

1.21   "Member" means any Person executing this Operating Agreement as of the date of this Operating Agreement as a Member or hereafter admitted to the Company as a Member as provided in this Operating Agreement, but does not include any Person who has ceased to be a

Member in the Company. A Member shall be treated for purposes of this Operating Agreement as ceasing to be a Member on the transfer of all of such Member's Membership Interest or Transferable Interest to a transferee, whether or not the transferee is admitted as a Member.

1.22 "Membership Interest" means the Transferable Interest in the Company, the right to vote (Class A Members) on all matters on which Members may act and such other rights as shall be conferred upon the Members of the Company pursuant to this Operating Agreement or the Act.

1.23 "Net Profits" and "Net Losses" means for each Fiscal Year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code with the following adjustments:

(a) Any items of income, gain, loss and deduction allocated to Members pursuant to Section 10.2 or Section 10.7 shall not be taken into account in computing Net Profits or Net Losses;

(b) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be added to such taxable income or loss;

(c) Any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(d) In the event the Gross Asset Value of any Company Asset is adjusted pursuant to clause (b) or (c) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits and Net Losses;

(e) Gain or loss resulting from any disposition of any Company Asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(f) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year; and

(g) To the extent an adjustment to the adjusted tax basis of any Company Asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a

Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses.

1.24 "Operating Agreement" means this Amended and Restated Operating Agreement as originally executed and as amended, in writing, from time to time as provided herein.

1.25 "Ownership Ratio" means, with respect to any holder of a Transferable Interest, a fraction, the numerator of which is the Transferable Interest of such holder and the denominator of which is the total of all Transferable Interest.

1.26 "Permitted Transferee" shall include: (i) a Class A Member's spouse and/or any descendants of a Class A Member, (ii) a trust that remains wholly revocable by a Member, or (iii) a trust in which the Class A Member, and/or the Class A Member's spouse, and/or the Class A Member's descendants are the primary beneficiaries.

1.27 "Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person," where the context so permits.

1.28 "Transferable Interest" means the right, originally associated with the Units of a Member, to receive distributions from a limited liability company in accordance with the Operating Agreement, whether or not the Person remains a Member or continues to own a part of the right.

1.29 "Transferee" means a Person to which all or part of a Transferable Interest has been transferred, whether or not the transferor is a Member.

1.30 "Treasury Regulations" shall include proposed, temporary and final regulations promulgated under the Code in effect as of the date of filing the Certificate and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

1.31 "Triggering Event" means any Event of Dissociation.

1.32 "Units" shall mean the capital Units issued by the Company to its Members (including the Class A Units and Class B Units), which Units denominate and represent the Member's Membership Interest; provided, however, that upon a transfer of the Transferable Interest associated with any Units pursuant to this Operating Agreement, the Units with which the transferred Transferable Interest was associated shall thereupon be cancelled and no longer outstanding for any purpose hereunder.

ARTICLE 2
Organization

2.1   Formation. The Certificate has been filed with the Iowa Secretary of State. The Board of Managers may take such further actions as they deem necessary to permit the Company to conduct business as a limited liability company in any other jurisdiction.

2.2   Principal Office. The Company's principal executive office shall be at such place as the Board of Managers may designate from time to time.   At any time, the Board of Managers may change the Company's principal executive office to another location within or outside the State of Iowa.

2.3   State of Iowa Registered Office and Registered Agent. The Certificate sets forth the street address and zip code of the Company's initial registered office in the State of Iowa, and the name of its initial registered agent at that address. At any time, the Board of Managers may change the Company's registered office or its registered agent in the State of Iowa.

ARTICLE 3
Members and Membership Interests

3.1   Members. The names and addresses of the Members of the Company are set forth in the records maintained by the Company. The initial Membership Interests are indicated on Exhibit A hereto and may be amended from time to time by the Manager.

3.2   Nature of Membership Interest. A Membership Interest is personal property. No Member has an interest in specific property of the Company. All property transferred to or acquired by the Company is property of the Company itself.

3.3   Authorized Units. The authorized Units of the Company shall be divided into two classes: Class A Units and Class B Units. The Company may issue partial Units of any class. The Company is authorized to issue an unlimited number of Class A Units and Class B Units.

3.4   Additional Members. The Company may admit additional Members as provided in Section 11.6.

3.5   Certificates of Units. If the Board of the Managers shall so determine, certificates representing Units in the Company may be issued as Capital Contributions are made in such form as may be determined by the Board of Managers. If certificates are issued, the name of the Person to whom the certificate is issued and the date of issue shall be entered on the books of the Company.

3.6   Member Authority Limited. A Member is not an agent of the Company solely by reason of being a Member. Unless expressly authorized to do so by the Board of Managers, no Member shall have any power or authority to bind the Company in any way or to render it financially liable for any purpose.

3.7   Liability of Members. The debts, obligations, or other liabilities of the Company, whether arising in contract, tort, or otherwise, belong solely to the Company and do not become the debts, obligations, or liabilities of a Member solely by reason of the Member acting as a Member.

3.8   Voting Rights. **Each Class A Member shall have one vote on all matters in which Members are entitled to vote**. Class B Units are non-voting Units and Class B Members have no voting rights unless otherwise required by applicable law.

3.9   Adjustments to Company Assets. In case of a distribution of property made in the manner provided in Code Section 734, or in the case of a transfer of any Membership Interest in the Company permitted by this Agreement made in the manner provided in Code Section 743, the Board of Managers, on behalf of the Company, may, but shall not be required to, file an election under Code Section 754 in accordance with the procedures set forth in the applicable Treasury Regulations and may, but shall not be required to, file such an election in a timely manner at the request of any Member affected by the distribution or transfer.

ARTICLE 4
Meetings of Members

4.1   Meetings. Meetings of the Members may be called at any time by any one (1) or more of the following Persons: (i) any Class A Member, (ii) the Board of Managers, or (iii) the president. A Person who has authority to call a meeting may call the meeting by giving written notice of demand to the Members or by giving written notice of demand to the secretary of the Company, who shall give such notice to the Members, at the expense of the Company, within seven (7) days after receipt of the demand. If the secretary fails to cause a meeting to be called and held as properly demanded, the Person making the demand may call the meeting by giving notice, all at the expense of the Company. In any case, the notice of a meeting of Members must be given no fewer than ten (10) days nor more than sixty (60) days before the meeting date.

4.2   Time and Place of Meetings. Any Person or Persons authorized by Section 4.1 to call a meeting of the Members may designate any place as the place of any Member meeting within the state of Iowa. If the place for a Member meeting is not designated in the Notice required by this Section, the Member meeting shall be held at the Company's principal office. A meeting by electronic conference will be deemed to be held at the principal executive office of the Company or at the place properly named in the notice calling the meeting.

4.3   Business Limited. Except for the annual meeting, the business transacted at a meeting is limited to the purposes stated in the notice of meeting.

4.4   Record Date. Unless otherwise fixed by the Board of Managers, the record date for the determination of the owners of Units entitled to notice of and to vote at any meeting of Members shall be the close of business on the date before the first notice is sent to the Members.

4.5   Notice.

(a)   Except as otherwise required by the Act or by this Operating Agreement, written notice of all meetings of Members must be given to every Member entitled to vote on the matters to be considered, unless (i) the meeting is an adjourned meeting and the date, time, and place of the meeting were announced at the time of adjournment; or (ii) the following have been mailed by first-class, certified mail to the Member at the address in the Company's records and returned undeliverable: (A) notice of two (2) consecutive meetings, and (B) all payments of distributions for the greater of a twelve (12) month period or two (2) distributions. The notice must contain the date, time, and place of the meeting, and any other information required by the Act. The notice must contain a statement of the purposes of the meeting. The notice may also contain any other information required by this Operating Agreement or considered necessary or desirable by the Person or Persons calling the meeting. Notwithstanding the above, if every Member is present at any meeting, even without notice, the meeting shall be valid and Members may take any action required or permitted to be taken at a Member meeting.

(b)   A Member may waive any required notice of the meeting. Except as otherwise provided in the Act, a waiver of notice is effective, whether given before or after the meeting or other balloting, if such waiver is given in writing. If a written waiver is given, the secretary shall place such written waiver in the records of the Company. Attendance by a Member at a meeting is a waiver of notice of that meeting, except where the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at the meeting. The secretary is required to note the objection in the minutes of the meeting.

(c)   Notice may be delivered in person; by facsimile, telegraph, teletype, or other form of wire or wireless communication, or by mail or private carrier. Written notice to the Members is effective when mailed, if mailed postpaid and correctly addressed to the Member's address shown in the Company's current record of Members. Otherwise, written notice is effective when received.

4.6   Quorum. Class A Members holding a majority of the issued and outstanding Class A Units shall constitute a quorum for the transaction of business. Once a Member is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting. In the absence of a quorum at any such meeting, a majority of the Members represented may adjourn the meeting from time to time for a period not to exceed thirty (30) days without further notice. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

4.7   Manner of Acting. The affirmative vote of Class A Members holding at least Fifty One percent (51%) of the issued and outstanding Class A Units shall be the act of the

Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act or this Operating Agreement.

4.8   Proxies. At all meetings of Members, a Member may vote in person or by a proxy executed in writing by the Member or the Member's duly authorized attorney-in-fact. The proxy shall be filed with the secretary of the Company (if any, and if not, the Managers) before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

4.9   Electronic Communications. A conference among Members by any means of communication through which the participants may simultaneously hear each other during the conference constitutes attendance at the meeting in person or by proxy if all the other requirements for a meeting are met.

4.10   Action without a Meeting. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting, without prior notice and without a prior vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the number of Members that would be necessary to authorize or take such action at a meeting. Any action on written consent has the effect of a meeting and vote and may be described as such in any document. All such instruments may be signed in counterparts. If not otherwise determined under Section 4.4 above, the record date for determining Members entitled to take action without a meeting is the date the first Member signs the consent. The action on written consent is effective when the last required Member signs the waiver, unless a different effective time is provided in the instrument evidencing the written consent itself.

ARTICLE 5
Board of Managers

5.1   Management. The Company is manager-managed by the Board of Managers, which shall have full authority to manage the Company and to authorize any lawful action of the Company unless such authority may otherwise be limited in this Operating Agreement. If the Board of Managers consists of more than one Manager, each Manager shall have equal voting power per capita with each other Manager. A Person need not be a Member to be a Manager. If a Person who is both a Member and a Manager ceases to be a Manager, that cessation does not by itself dissociate the Person as a Member.

5.2   Number. The number of Manager(s) to constitute the Board of Managers shall be not less than one (1) and not more than five (5) and shall initially be two (2), and shall initially be composed of the Person identified on the attached Exhibit A. The number shall not be changed without the affirmative vote of a majority of the Class A Members.

5.3   Election and Qualification. The Managers identified on Exhibit A shall serve until their successors are elected and qualified, or until their earlier death, resignation or removal, or as otherwise provided for in this Operating Agreement. Any successor Manager(s) shall be elected only by affirmative vote of a majority of the Class A Members.

5.4   Resignation, Removal and Vacancies. A Manager may resign at any time by giving a written resignation to the secretary or president of the Company. The resignation is effective without acceptance when it is actually received by the secretary or president, unless a later effective time is specified in the resignation. Except as otherwise provided in this Operating Agreement, a Manager may be removed as a Manager by the Members only at a meeting called for the purpose of removing the Manager, and the meeting notice must state that the purpose, or one (1) of the purposes, of the meeting is to remove one (1) or more Managers. A Manager may be removed only by the affirmative vote of 51% or more of the Class A Members. If a vacancy occurs, except as otherwise provided in this Agreement, it may be filled only at a meeting of the Members called for the purpose of filling the vacancy, and the meeting notice must state that the purpose, or one (1) of the purposes, of the meeting is to elect the Manager.

5.5   Restrictions on Authority of the Board of Managers. Notwithstanding the general provisions of Section 5.1 and the provisions of the Act, the affirmative vote of 51% of the Class A Members shall be necessary (and shall be sufficient) to effect any action identified in Section 489.407(3)(d) of the Act and any of the following actions:

(a)   Approving or consummating any recapitalization of the Company's securities;

(b)   Approving or effecting any liquidation, winding-up, or dissolution of the Company or adopting of any plan with respect thereto, unless such liquidation, winding-up, or dissolution is ordered pursuant to a decree of a court of applicable jurisdiction;

(b)   Filing a petition under applicable bankruptcy or any other insolvency law, or admitting in writing its bankruptcy, insolvency, or general inability to pay its debts, or consenting to the appointment of or the taking possession by any receiver, liquidator, assignee, custodian, trustee, or sequestrator or other Person performing similar functions;

(c)   Making by the Company of any election to be treated other than as a partnership for tax purposes;

(d)   Confessing a judgment against the Company;

(e)   Approving or consummating any merger, amalgamation, consolidation, or other business combination with or into any Person (whether by security purchase, asset purchase or otherwise), any spin-off, split-up, roll-up, or other reorganization of the Company, including conversion of the Company into a corporation.

5.6   Delegation. The Board of Managers may delegate to other Persons or Officers so much of the Board of Managers' responsibilities hereunder that the Board of Managers determine to be necessary, appropriate, or convenient for the efficient administration and management of the Company's business and affairs. The Board of Managers, however, must retain the power to direct and control any Person or Officer to whom the Board of Managers delegates any of the Board of Managers' responsibilities.

ARTICLE 6
Meetings of the Board of Managers

6.1   Time of Meetings. Regular meetings of the Board of Managers may be held at such times as determined by the Board of Managers. Special meetings of the Board of Managers may be held at any time upon the call of the president or any Manager by giving two (2) days' notice to all Managers of the date, time, and place of the meeting. The notice need not state the purpose of the meeting unless required by the Act or this Operating Agreement.

6.2   Place of Meetings. Regular meetings and special meetings of the Board of Managers shall be held at such place as determined by the Board of Managers.

6.3   Notice. If a regular meeting date, time and place have been established by the Board of Managers, no notice of the meeting is required. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken; provided, that the period of adjournment does not exceed one (1) month for any one (1) adjournment. A Manager may waive any notice required by the Act or this Operating Agreement before or after the date and time stated in the notice. The waiver must be in writing, signed by the Manager entitled to the notice, and filed with the minutes or other records of the Company, provided, however, that a Manager's attendance at or participation in a meeting waives any required notice to the Manager of the meeting, unless the Manager at the beginning of the meeting (or promptly upon arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

6.4   Quorum. A majority of the Managers shall constitute a quorum for the transaction of business.

6.5   Manner of Acting. The affirmative vote of a majority of the Managers shall be the act of the Board of Managers, unless the vote of a greater number is otherwise required by the Act or this Operating Agreement. If a quorum is present when a duly called or held meeting is convened, the Managers present may continue to transact business until adjournment, even though the withdrawal of a number of Managers originally present leaves less than the number otherwise required for a quorum. A Manager who is present at a meeting of the Board of Managers when Company action is taken is deemed to have assented to the action taken unless: (i) the Manager objects at the beginning of the meeting (or promptly upon the Manager's arrival) to holding it or transacting business at the meeting; (ii) the Manager's dissent or abstention from the action taken is entered in the minutes of the meeting; or (iii) the Manager delivers written notice of dissent or abstention to the presiding officer of the meeting before its adjournment or to the Company immediately after adjournment of the meeting. The right of dissent or abstention is not available to a Manager who votes in favor of the action taken.

6.6   Electronic Communications. The Board of Managers may permit any or all Managers to participate by or conduct the meeting through the use of any means of communication by which all Managers participating may simultaneously hear each other during the meeting. A Manager participating in a meeting by this means is deemed to be present in person at the meeting, which may be reflected in the minutes.

6.7   Action without a Meeting. Any action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting by action on written consent. Any action on written consent has the effect of a meeting and vote and may be described as such in any document. An action on written consent must be evidenced by one (1) or more instruments describing the action taken, which shall be included in the minutes or filed with the records of the Company. Each Manager shall sign the instrument in one (1) or more counterparts, indicating the signing Manager's vote or abstention on the action. The action on written consent is effective when the last required Manager signs the written consent, unless a different effective time is provided in the instrument evidencing the written consent itself.

ARTICLE 7
Officers

7.1   Officers. The Board of Managers may appoint officers for the Company. The officers of the Company may be the president, the vice President, the secretary, the treasurer and any other officers or agents the Board of Managers considers necessary or desirable for the operation and management of the Company. Officers need not be residents of Iowa or Members or Managers of the Company. Any number of offices (or functions of those offices) other than those of President and Secretary may be held or exercised by the same person. If a document must be signed by persons holding different offices or functions and a person holds or exercises more than one (1) of those offices or functions, that person may sign the document in more than one (1) capacity, but only if the document indicates each capacity in which the person signs.

7.2   Election. The initial officers, if any, shall be the Person(s) identified on Exhibit A. Each officer shall hold office at the pleasure of the Board of Managers or for such other period as the Board of Managers may specify at the time of electing the officer, or until the death, resignation or removal of the officer, whichever first occurs. Nothing in this Section 7.2 shall preclude the Board of Managers from exercising such other rights to terminate an officer as may be provided in this Operating Agreement or in any contract with the officer.

7.3   Removal. The Board of Managers may remove an officer at any time with or without cause.

7.4   Vacancies. A vacancy in an office because of death, resignation, removal, disqualification, or other cause may (or, in the case of a vacancy in the office of president or secretary, must) be filled for the unexpired portion of the term by the Board of Managers. If a vacancy is created by a resignation that is made effective at a later date and the Company accepts the future effective date, the Board of Managers may fill the pending vacancy before the effective date, if the action provides that the successor does not take office until the effective date.

7.5   Delegation. Unless prohibited by this Operating Agreement, or by a resolution adopted by the Board of Managers, an officer, without further approval, may delegate some or all of the duties and powers of an office to other persons for the efficient administration and management of the Company's business and affairs. An officer who delegates the duties or powers of an office remains subject to the standard of conduct for an office with respect to the discharge of all duties and powers so delegated.

7.6   Duties.

(a)   The president shall direct and supervise the day-to-day operations of the Company and shall perform such additional duties as shall be prescribed by the Board of Managers or the Members; other officers shall assist the president in the performance of the responsibilities of the president hereunder, and shall perform the duties prescribed by the Board of Managers, the Members or the president.

(b)   Unless otherwise provided by the Board of Managers or the Members, the president shall have the general executive powers and duties of supervision and management as are usually vested in the president of a corporation.

(c)   Unless the Board of Managers, the Members, or the president otherwise provide, the secretary shall (i) keep accurate membership records for the Company, (ii) maintain records of, and, whenever necessary, certify all proceedings of, the Board of Managers, the Members or committees of the Company; (iii) receive notices required to be sent to the secretary and keep a record of such notices in the records of the Company.

(d)   Any officer of the Company on resolution adopted by the Board of Managers shall have the authority to sell or purchase securities owned by the Company, including the right to margin securities on behalf of the Company.

7.7   Limits on Officer Authority. Notwithstanding the provisions of Section 7.5 and 7.6, no officer shall effect any of the following actions without the prior approval of the Board of Managers:

(a)   Purchase, sell, exchange, or encumber real property owned by the Company;

(b)   Acquire, by purchase, lease, exchange, or otherwise any other business;

(c)   Terminate, or materially and adversely modify the terms of employment with the Company of any Manager or Voting Member who is also an employee of the Company;

(d)   Enter into or terminate any contract of employment with any Manager or Voting Member who is also an employee of the Company; or

(e)   Enter into any transaction involving in excess of $5,000 on behalf of the Company or incur indebtedness in excess of $5,000 on behalf of the Company.

ARTICLE 8
Fiduciary Duties

8.1   Manager and Officer Duty of Loyalty. The Managers and officers owe to the Company and the Members the fiduciary duty of loyalty exclusively as provided in this Section 8.1. Notwithstanding this Section 8.1, all of the Members may authorize or ratify, after full disclosure of all material facts, a specific act or transaction that otherwise would violate the duty of loyalty. The duty of loyalty of a Manager or officer includes but is limited to the following:

(a)   To account to the Company and to hold as trustee for it any property, profit, or benefit derived by the Manager or officer regarding any of the following:

(i)   In the conduct or winding up of the Company's activities; and

(ii)   From a use by the Manager or officer of the Company's property.

(b)   To refrain from dealing with the Company in the conduct or winding up of the Company's activities as or on behalf of a person having an interest adverse to the Company.

8.2   Manager and Officer Duty of Care. Subject to the business judgment rule as stated in Section 489.409(7)(a) of the Act (or any successor provision thereto), the duty of care of a Manager or officer in the conduct and winding up of the Company's activities is to act with the care that a person in a like position would reasonably exercise under similar circumstances and in a manner the Manager reasonably believes to be in the best interests of the Company.

8.3   Manager, Officer and Member Contractual Obligation of Good Faith and Fair Dealing. A Manager, Officer or Member shall discharge his or her duties under this Operating Agreement and exercise any rights consistently with the contractual obligation of good faith and fair dealing.

8.4   Member Fiduciary Duties. Except as provided in Section 8.3, a Member does not have any fiduciary duty to the Company or to any other Member solely by reason of being a Member. The Members hereby agree that such limitation shall not be considered manifestly unreasonable.

8.5   Manager Fiduciary Duties. Except as provided in Sections 8.1, 8.2 and 8.3, a Manager does not have any fiduciary duty to the Company or to any Member or other Manager solely by reason of being a Manager. The Members hereby agree that such limitation shall not be considered manifestly unreasonable.

8.6   Freedom to Engage in Other Activities. Each Manager and each Member (and their Affiliates) may engage, or acquire and retain an interest, in any other business ventures (including future ventures), transactions, or other opportunities of any kind, nature, or description (independently or with others), without having any fiduciary duty or other obligation: (a) to notify the Company or the Members of any aspect of those opportunities; (b) to pursue or undertake those opportunities on behalf of the Company or the Members; (c) to offer (or otherwise make available to) the Company or the Members any interest in those opportunities; or (d) to share with the Company or the Members any of the income, profits or rewards derived by that Member, Manager or other Person from those opportunities. The fact that the Manager or a Member (or any of their Affiliates) takes advantage of any opportunity described in the preceding sentence, either alone or with other Persons (including Entities in which the Manager or that Member has an interest), and does not offer that opportunity to the Company or the Members, will not cause the Manager or that Member to become liable to the Company or to the Members for any lost opportunity of the Company.

8.7   Members, Managers, and Officers Have No Exclusive Duty to the Company. Neither the Members, Managers, nor officers shall be required to devote all of their time or business efforts to the affairs of the Company, but shall devote so much of their time and business efforts as is reasonably necessary and advisable to manage the affairs of the Company to the best advantage of the Company.

8.8   Transactions with Members, Managers, and their Affiliates. No contract or other transaction between the Company and any Member, Manager or officer of the Company or any Affiliate of any Member, Manager or officer of the Company shall be void or voidable because of the relationship of the parties, and neither the Member, Manager nor officer (or Affiliate, as applicable) shall be obligated to account to the Company for any profit or benefit derived from such contract or other transaction, provided (i) the terms and conditions of the contract or other transaction are not materially less favorable to the Company than generally would be available in an arms' length transaction, (ii) the terms of such contract or other transactions have been approved by the Board of Managers, and (iii) the contract or other transaction is otherwise valid under applicable law.

8.9   Use of Professionals. In exercising their powers, the Managers may rely upon and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, or document believed by them to be genuine and to have been signed or prepared by another Manager, Member, officer or employee of the Company, or by any other person (including legal counsel, accountants, and other experts), as to matters the Managers reasonably believe such person is a competent and reliable source for information. Reliance on any opinion of an independent counsel, accountant or expert whom the Managers reasonably believe is a competent and reliable source for the information shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the Managers in good faith and in accordance with such opinion.

ARTICLE 9
Contributions and Capital Accounts

9.1 Capital Contributions.

(a) Each Member shall make a Capital Contribution in an amount agreed upon by the Company and such Member.

9.2 Capital Accounts.

(a) The Company shall maintain a separate Capital Account for each holder of a Transferable Interest in conformity with the requirements under Section 1.704-1(b)(2)(iv) of the Treasury Regulations. Consistent with such Treasury Regulations, each Capital Account will be increased by (i) the amount of money contributed by a Member to the Company; (ii) the fair market value of property contributed by a Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); (iii) allocations to holders of Transferable Interest of Net Profits; (iv) any items in the nature of income and gain that are specially allocated to the holders of Transferable Interest pursuant to subsections (a) through (f) of Section 10.2; and (v) allocations to holders of Transferable Interest of income described in Section 705(a)(1)(B) of the Code. Each Capital Account will be decreased by (i) the amount of money distributed to such Transferable Interest holder by the Company; (ii) the fair market value of property distributed to such Transferable Interest holder by the Company (net of liabilities secured by such distributed property that such Transferable Interest holder is considered to assume or take subject to under Section 752 of the Code); (iii) allocations to such Transferable Interest holder of expenditures described in Section 705(a)(2)(B) of the Code; (iv) any items in the nature of deduction and loss that are specially allocated to the holder of a Transferable Interest pursuant to subsections (a) through (f) of Section 10.2; and (v) allocations to such holder of a Transferable Interest of Net Losses.

(b) In the event of a permitted sale or exchange of a Transferable Interest in the Company, the Capital Account of the transferor shall become the Capital Account of the Transferee to the extent it relates to the transferred Transferable Interest in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

(c) Upon liquidation of the Company, liquidating distributions will be made in accordance with the positive Capital Account balances of the holders of Transferable Interest, as determined after taking into account all Capital Account adjustments for the Company's Fiscal Year during which the liquidation occurs.

(d) Upon the occurrence of an event specified by Regulation 1.704-1(b)(2)(iv)(f)(5), each Capital Account of the holder of a Transferable Interest shall be increased or decreased to reflect a revaluation of the Company Assets on the Company's books, pursuant to Regulation 1.704-1(b)(2)(iv)(f).

ARTICLE 10
Allocations and Distributions

10.1   <u>Allocation of Net Profits and Net Losses</u>. Subject to Section 10.2 below, the Net Losses and Net Profits for each Fiscal Year shall be allocated among the holders of Transferable Interest in accordance with their Ownership Ratios.

10.2   <u>Special Allocations to Capital Accounts</u>. Notwithstanding Section 10.1 above:

(a)   In the event any holder of a Transferable Interest unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Treasury Regulations, which create or increase a Deficit Capital Account of such holder of a Transferable Interest, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially allocated to such holder of a Transferable Interest in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Deficit Capital Account so created as quickly as possible. It is the intent that this Section 10.2(a) be interpreted to comply with the alternate test for economic effect set forth in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

(b)   In the event any holder of a Transferable Interest would have a Deficit Capital Account at the end of any Company taxable year that is in excess of the sum of any amount that such holder of a Transferable Interest is obligated to restore to the Company under Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations and such Transferable Interest holder's share of minimum gain as defined in Section 1.704-2(g)(1) of the Treasury Regulations (which is also treated as an obligation to restore in accordance with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations), the Capital Account of such holder of a Transferable Interest shall be specially credited with items of Company income (including gross income) and gain in the amount of such excess as quickly as possible.

(c)   Notwithstanding any other provision of this Section 10.2, if there is a net decrease in the Company's minimum gain as defined in Treasury Regulation Section 1.704-2(d) during a taxable year of the Company, then, the Capital Accounts of each holder of a Transferable Interest shall be allocated items of income (including gross income) and gain for such year (and if necessary for subsequent years) equal to that Transferable Interest holder's share of the net decrease in Company minimum gain. This Section 10.2(c) is intended to comply with the minimum gain charge back requirement of Section 1.704-2 of the Treasury Regulations and shall be interpreted consistently therewith. If in any taxable year that the Company has a net decrease in the Company's minimum gain, if the minimum gain charge back requirement would cause a distortion in the economic arrangement among the holders of Transferable Interest and it is not expected that the Company will have sufficient other income to correct that distortion, the Members may in their discretion cause the Company to seek to have the Internal Revenue

Service waive the minimum gain charge back requirement in accordance with Treasury Regulation Section 1.704-2(f)(4).

(d)   Notwithstanding any other provision of this Section 10.2 except Section 10.2(c), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt (determined in accordance with Regulation Section 1.704-2(i)(5)) as of the beginning of the year shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt. A Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain shall be determined in accordance with Regulation Section 1.704-2(i)(4); provided that a Member shall not be subject to this provision to the extent that an exception is provided by Regulation Section 1.704-2(i)(4) and any Revenue Rulings issued with respect thereto. Any Member Nonrecourse Debt Minimum Gain allocated pursuant to this provision shall consist of first, gains recognized from the disposition of Company property subject to the Member Nonrecourse Debt, and, second, if necessary, a pro rata portion of the Company's other items of income or gain for that year. This Section 10.2(d) is intended to comply with the minimum gain charge back requirement in Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(e)   Items of Company loss, deduction and expenditures described in Section 705(a)(2)(B) that are attributable to any nonrecourse debt of the Company and are characterized as partner (Member) nonrecourse deductions under Section 1.704-2(i) of the Treasury Regulations shall be allocated to the Capital Accounts of holders of Transferable Interest in accordance with Section 1.704-2(i) of the Treasury Regulations.

(f)   Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Section 1.704-2(b) of the Treasury Regulations), such deductions shall be allocated to the holders of Transferable Interest in the same manner as Net Loss is allocated for such period.

10.3   Application of Credits and Charges. Any credit or charge to the Capital Accounts of the holders of Transferable Interest pursuant to subsections (a) through (f) of Section 10.2 shall be taken into account in computing subsequent allocations of Net Profits and Net Losses pursuant to Sections 10.1 and 10.2, so that the net amount of any items charged or credited to Capital Accounts pursuant to subsections (a) through (f) of Section 10.2 hereof shall to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each holder of a Transferable Interest pursuant to the provisions of this Article 10 if the special allocations required by Sections 10.2(a) through 10.2(f) had not occurred.

10.4   Non-Liquidating Distributions. The Board of Managers may from time to time authorize distributions of cash or other property to holders of Transferable Interest, provided that no distribution shall be declared and paid unless permitted by the Act. Except as provided in Article 12, all distributions made by the Company with respect to Transferable Interest (excluding distributions in redemption of all or part of a Member's Membership Interest or a Transferee's Transferable Interest) shall be allocated among the holders of Transferable Interests in accordance with their Ownership Ratios.

10.5   Interest On and Return of Capital Contributions. No Member shall be entitled to interest on, or to a return of, the Member's Capital Contribution, except as otherwise specifically provided in this Operating Agreement.

10.6   Partnership Representative. If a Tax Matters Partner is necessary, **Chad Williams** shall act is such capacity for so long as he is a Member. Otherwise:

(a)   For purposes of this Section 10.6, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015 as such provisions may subsequently be modified.

(b)   **Casey Maxted** shall be the Company's designated "partnership representative" within the meaning of Code Section 6223 (the "Partnership Representative") with sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. If Casey Maxted cannot act, the Managers shall select one Manager to be the Partnership Representative.

(c)   If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, the Manager selected as provided in (b) above shall decide whether to cause the Company to make such election.

(d)   If any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative shall promptly notify the Members and the holders of any Transferable Interest (if not a Member) upon the receipt of a notice of final partnership adjustment, and shall take such actions as directed by 66% of the Class A Members in writing within ten (10) business days after the receipt of such notice, including whether to file a petition in Tax Court, cause the Company to pay the amount of any such adjustment under Code Section 6225, or make the election under Code Section 6226.

(e)   If any "partnership adjustment" (as defined in Code Section 6241(2)) is finally determined with respect to the Company and the Partnership Representative has not caused the Company to make the election under Code Section 6226, then (i) the Members (or the holders of any Transferable Interests if not admitted as a Member) shall take such actions requested by the Partnership Representative, including filing amended tax returns and paying any tax due in accordance with Code Section 6225(c)(2); (ii) the Partnership Representative shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4) and (5); and (iii) any "imputed underpayment" (as determined in accordance with Code Section 6225) or partnership adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members (or the holders of any Transferable Interests if not admitted as Members) of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Partnership Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members (or the holders of any Transferable Interests if not admitted as Members) based upon their interests in the Company for the reviewed year.

(f)   If any entity that the Company holds any interest in (i) pays any partnership adjustment under Code Section 6225; (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on the subsidiary, or (iii) makes an election under Code Section 6226, the Partnership Representative shall cause the Company to make the administrative adjustment request provided for in Code Section 6227 consistent with the principles and limitations set forth in Sections 1(d)-(e) above for partnership adjustments of the Company, and the Members (or the holders of any Transferable Interests if not admitted as a Member) shall take such actions reasonably requested by the Partnership Representative in furtherance of such administrative adjustment request.

(g)   The obligations of each Member, former Member or the holders of any Transferable Interests if not admitted as a Member under this Section 10.6 shall survive the transfer or redemption by such Member of its Membership Interest and the termination of this Agreement or the dissolution of the Company.

10.7   Certain Allocations for Income Tax (But Not Book Capital Account) Purposes.

(a)   In accordance with Section 704(c)(1)(A) of the Code and Section 1.704-1(b)(2)(i)-(iv) of the Treasury Regulations, if a Member contributes property with a initial Gross Asset Value that differs from its adjusted basis at the time of contribution, income, gain, loss and deductions with respect to the property shall, solely for federal income tax purposes (and not for Capital Account purposes), be allocated among the holders of Transferable Interest so as to take account of any variation between the adjusted basis of such property to the Company and its Gross Asset Value at the time of contribution pursuant to such method as determined by the Board of Managers.

(b)   Pursuant to Section 704(c)(1)(B) of the Code, if any contributed property is distributed by the Company other than to the contributing Member within seven years of being contributed, then, except as provided in Section 704(c)(2) of the Code, the contributing Member shall, solely for federal income tax purposes (and not for Capital Account purposes), be treated as recognizing gain or loss from the sale of such property in an amount equal to the gain or loss that would have been allocated to such Member under Section 704(c)(1)(A) of the Code if the property had been sold at its fair market value at the time of the distribution.

(c)   In the case of any distribution by the Company to a holder of a Transferable Interest, such Member shall, solely for federal income tax purposes (and not for Capital Account purposes), be treated as recognizing gain in an amount equal to the lesser of:

(i)   the excess (if any) of (A) the fair market value of the property (other than money) received in the distribution over (B) the adjusted basis of such holder's Transferable Interest immediately before the distribution reduced (but not below zero) by the amount of money received in the distribution; or

(ii)   Net Precontribution Gain (as defined in Section 737(b) of the Code) of the Member. The Net Precontribution Gain means the net gain (if any) that would have been recognized by the distributee Member under Section 704(c)(1)(B) of the Code if all property which (1) had been contributed to the Company within seven years of the distribution, and (2) is held by the Company immediately before the distribution, had been distributed by the Company to another holder of a Transferable Interest. If any portion of the property distributed consists of property that had been contributed by the distributee Member to the Company, then such property shall not be taken into account under this Section 10.7(c)(ii) and shall not be taken into account in determining the amount of the Net Precontribution Gain. If the property distributed consists of an interest in an entity, the preceding sentence shall not apply to the extent that the value of such interest is attributable to the property contributed to such entity after such interest had been contributed to the Company.

(d)   All recapture of income tax deductions resulting from sale or disposition of Company property shall be allocated to the holders of Transferable Interest to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such holder of a Transferable Interest is allocated any gain from the sale or other disposition of such property.

ARTICLE 11
Transfer of Membership Interests

11.1   <u>Restrictions on Transfer of Membership Interests</u>.

(a)   A Member shall not sell, assign, pledge, transfer, give away or otherwise dispose of all or any part of the Member's Membership Interest, except to a Permitted Transferee, as otherwise permitted in this Article 11, or upon consent of all of the Members holding the outstanding Class A Units. As a condition to any permitted transfer, the Board of Managers may require the transferor or transferee to provide the Board of Managers with adequate assurances that such transfer will not be in violation of any applicable securities laws.

(b)   A Member may transfer a Membership Interest pursuant to Section 11.3.

11.2   <u>Permitted Transfer.</u> Upon an Event of Dissociation respecting the holder of any Class A Units, if such transferee under applicable law is a Permitted Transferee, the Company shall convert such Class A Units to an equal number of Class B Units prior to transferring the units to the Permitted Transferee.

11.3   <u>Option to Purchase</u>.

(a)   Upon the occurrence of a Triggering Event with respect to a Member, the Company shall have an option to purchase all or a portion of the Membership Interest of the Member with respect to which the Triggering Event has occurred (the "Affected Interest").

(b)   Upon the occurrence of a Triggering Event, the Member (or the Member's legal representative) shall promptly notify the Company and the Members thereof, stating when and why the Triggering Event occurred, the number of units of the Member's Membership Interest that is involved, and the name, address and capacity of the transferee, if a purported transfer has occurred. If no such notice is given, the Company may institute purchase proceedings under this Section 11.3 by giving written notice thereof to the Member.

(c)   The Company shall have an option, exercisable by giving notice thereof to the Member within 120 days after the date of the notice of a Triggering Event, to purchase all of such Affected Interest at the price and terms provided below. If the Company does not purchase all of the Affected Interest, the holders of the Class A Units may exercise the option granted in this Section 11.3 on prorate basis until all units have been purchased. If the Company and the holders of the Class A Units refrain from exercising the option granted in this Section 11.3 with regard to all of the Affected Units, any transfer contemplated by a Triggering Event may be effected without regard to this Section 11.3.

(d)   The purchase price for an Affected Interest shall be the Purchase Price as determined in accordance with Section 11.4 below, as of the end of the calendar quarter immediately preceding the earlier of the date of the Member's notice of the Triggering Event, if any, or the date the Company or the holders of the Class A Units, as the case may be, notifies the Member (or the Member's legal representation) that purchase proceedings have been instituted under this Section 11.3. The Purchase Price shall be payable ratably over five (5) years without any interest thereon; provided that the Company or the holders of the Class A Units, as the case may be, may prepay the Purchase Price, at its sole option.

(e)   The closing of any sale under this Section 11.3 shall be held at the principal executive office of the Company within ninety (90) days after the determination of the fair market value of the Affected Interest pursuant to Section 11.4 on a date to be determined by the purchaser. At the closing, the Member (or the Member's legal representation) shall deliver to the Company or the holders of the Class A Units, as the case may be, a bill of sale and assignment affecting the transfer of the Membership Interest, together with such other documents that the Company or the holders of the Class A Units, as the case may be, reasonably requests to effect the purposes of this Operating Agreement.

(f)   If, upon the occurrence of a Triggering Event, the Company and the holders of the Class A Units do not elect to purchase the Affected Interest, and the business of the Company is not dissolved, the transferee as a result of the Triggering Event shall, unless the transfer requirements set forth in Section 11.5 are satisfied, be treated as a Transferee under the Act who (i) holds only the Transferable Interest; (ii) shall have no right to vote the Units with which such Transferable Interest was previously associated or participate in any meeting, and

(iii) has no rights under, this Article 11 but is still subject to the obligations under this Article 11.

11.4   Purchase Price. The purchase price of a Membership Interest (the "Purchase Price") shall be as determined in this Section 11.4. For all transfers contemplated by Section 11.3, the Purchase Price shall be the fair market value of the Membership Interest to be purchased as determined in this Section 11.4.

(a)   When determining fair market value under this Agreement, the parties must disregard the amount of any life insurance proceeds held by the Company in respect of a Member, Manager, or Officer's death.

(b)   The Member selling its Membership Interest (or such Member's legal representative) ("*Seller*") and the buyer ("*Buyer*") must use their best efforts to agree upon the fair market value of the Membership Interest.

(c)   If the Seller and Buyer cannot agree on the fair market value of the Membership Interest, then, within twenty (20) days after the Buyer has elected to purchase, Seller and Buyer must use their best efforts to agree on an appraiser to determine the fair market value of the Membership Interest. If the Seller and Buyer cannot agree upon a single appraiser, then, within 30 days after the Buyer's option has been exercised, Seller, and Buyer will each appoint an appraiser.

(d)   Each appraiser shall make a determination of the fair market value of the Seller's Membership Interest. If the higher of the two values is not 120% or more of the lower value, the fair market value of the Seller's Membership Interest shall be deemed to be the average of the two values. If the higher value is 120% or more of the lower value, then the two appraisers shall each appoint a third appraiser.

(e)   The third appraiser shall determine the fair market value of the Membership Interest. If the third appraised value is higher than the first two, the higher of the first two values shall be used as the fair market value of the Seller's Membership Interest; if the third value is lower than the first two values, the lower of the first two values shall be used as the fair market value of the Seller's Membership Interest; if the third value is equal to or between the first two values, the third value shall be used as the fair market value of the Seller's Membership Interest.

Each appraiser shall be reasonably experienced in valuing interests in businesses similar to the business conducted by the Company. Seller and Buyer shall equally bear the costs and expenses of the appraisal. If the Buyer consists of multiple parties, the Buyer's costs and expenses shall be prorated among them based on the portion of the Seller's Membership Interest each is purchasing. Unless otherwise specified by the terms of the Operating Agreement, the appraisers will apply minority and lack of marketability discounts (and any other similar discounts) as such appraiser deems reasonably appropriate.

11.5 <u>Transfer Requirements</u>. A transferee who acquires all or part of a Membership Interest in compliance with this Article 11 may become a substitute Member upon compliance with the provisions of Section 11.5.

(a) Any Person shall be admitted as a Member only upon compliance with all of the conditions set forth in Section 11.5(a)(i) – (vi). A Transferee who fails to comply with the applicable provisions of Section 11.5(a) shall not be admitted as a Member, (ii) shall have only a Transferable Interest, and (iii) shall have no voting rights in respect of the Units with which the Transferable Interest was associated, and the Company shall cancel such Units.

(i) The transferee is approved as a Member by the affirmative vote of a majority of all of the Class A Members;

(ii) The transferor and transferee shall have executed, acknowledged and delivered to the Board of Managers a written instrument of assignment and such other documents and instruments as the Board of Managers may reasonably request, all in form and content satisfactory to the Board of Managers;

(iii) The transferee shall have executed and delivered to the Board of Managers a written agreement to be bound by the terms and conditions in the Certificate and this Operating Agreement as fully as if the transferee were an original signatory thereto, in form satisfactory to the Board of Managers;

(iv) The transferee shall have executed and delivered to the Board of Managers a written representation by the transferee (together with such supporting documentation or evidence as the Board of Managers may reasonably request) that the transferee (if an individual) is at least eighteen (18) years of age, is a citizen of the United States, that the transferee is acquiring the Membership Interest for his or her own account for investment and not with a view towards resale, that such transfer has not been made in violation of any applicable securities laws, and such other matters as the Board of Managers may reasonably request;

(v) The Board of Managers is satisfied that the transfer will not jeopardize the Company's classification as a partnership for federal income tax purposes; and

(vi) The transferee has paid any reasonable fee imposed by the Board of Managers in connection with the transfer.

11.6 <u>Issuance of Additional Membership Interest</u>. The Company may admit additional Members or issue additional Units for such consideration and on such terms as authorized by the Board of Managers, provided that a majority of the Class A Members consent and a new Member executes this Operating Agreement or a joinder thereto.

ARTICLE 12
Dissociation, Dissolution and Termination

12.1   Dissociation. A Person shall dissociate and cease to be a Member upon the happening of any Event of Dissociation. Upon the occurrence of any Event of Dissociation with respect to a Member, the Member shall notify the Company and the other Members thereof, describing the event, constituting the Event of Dissociation, the names and addresses of all the parties involved, the portion of the Member's Membership Interest involved, the amount of any judgment or any other indebtedness with respect to which the Event of Dissociation has occurred, and such other information reasonably necessary for the Company and the other Members to understand fully the terms and conditions of the Event of Dissociation. For the avoidance of doubt, a Person shall not automatically dissociate and cease to be a Member upon the death of a Member.

12.2   Effect of Event of Dissociation. Upon the occurrence of an Event of Dissociation with respect to a Member, a majority of the remaining Class A Members may elect either (i) to dissolve the Company pursuant to Section 12.3, or (ii) to continue the business and affairs of the Company and either exercise the option granted to the Company to purchase the Membership Interest of the dissociating Member pursuant to Section 11.3, or to treat the dissociating Member (or the dissociating Member's successor in interest) as a Transferee pursuant to Section 11.3(f).

12.3   Dissolution Events. The Company shall be dissolved only upon the occurrence of any of the following events:

        (a)   Approval of a majority of Class A Members;

        (b)   Entry of a decree of judicial dissolution pursuant to the Act; or

        (c)   Any Event of Dissociation, if within ninety (90) days after the Event of Dissociation, majority of the remaining Class A Members elect to dissolve the Company.

12.4   Procedure in Winding Up. If the business of the Company is to be wound up and terminated other than by merging the Company into a surviving business Entity, the following procedures shall be followed:

        (a)   The Board of Managers, or the president acting under the direction of the Board of Managers, shall proceed as soon as possible to (i) collect or make provision for the collection of all known debts due or owing to the Company, including any unperformed contribution agreements, (ii) sell, lease, transfer or otherwise dispose of such of its properties as are not to be distributed in kind to the Members, and (iii) pay or make reasonable provision for the payment of all claims and obligations, including all contingent, conditional or unmatured claims and obligations, known to the Company and all claims and obligations that are known to the Company but for which the identity of the claimant is unknown, pursuant to the Act.

        (b)   Except as otherwise provided in the Act, all tangible or intangible property, including money, remaining after the discharge of the debts, obligations, and liabilities of the Company shall be distributed to the holders of Transferable Interests in accordance with the Capital Account balances of the holders of Transferable Interests. The assets may be distributed in cash or in kind as determined by the Board of Managers. Any assets distributed in kind shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the holders of Transferable Interests shall be adjusted pursuant to the provisions of Article 10 of this Operating Agreement to reflect the deemed sale. Distributions to the holders of Transferable Interests in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Treasury Regulations.

(c)   If any holder of Transferable Interest has a Deficit Capital Account at the time of a liquidation of the Company or a Transferable Interest within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which the liquidation occurs), such holder of a Transferable Interest shall not be obligated to or liable to restore a Deficit Capital Account or make any Capital Contribution, and the negative balance in such holder's Capital Account shall not be considered a debt owed by such holder to the Company or to any other Person for any purpose whatsoever.

12.5   Statement of Dissolution. The Company shall file its Statement of Dissolution with the Secretary of State upon its dissolution and the completion of winding up of its business.

12.6   Return of Contribution Nonrecourse to Other Members. Upon dissolution, except as provided by law or as expressly provided in this Operating Agreement, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company's assets remaining after the payment or discharge of the debts and liabilities of the Company are insufficient to return the cash contribution of one or more Members, such Members shall have no recourse against any other Member.

12.7   Withdrawal of a Member. If a Member shall withdraw from the Company without the approval of a majority of the Class A Members, such withdrawal shall be wrongful and shall be a breach of this Operating Agreement; provided, however, that this Section 12.7 shall not affect the right of each Member to sell or otherwise dispose of the Member's Membership Interest in accordance with this Operating Agreement.

12.8   Wrongful Withdrawal. A member who wrongfully withdraws from the Company is liable to the Company and, subject to Section 489.901 of the Act, to the other Members, for damages caused by such dissociation.

ARTICLE 13
Liability Limitation and Indemnification

13.1   Exculpation. A Member, Manager or officer shall not be obligated personally for (i) the acts, debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, or (ii) the acts or omissions of any other Member, Manager or officer of the

Company. A Member, Manager or officer of the Company is not a proper party to proceedings by or against the Company, except when the object is to enforce the rights of a Member, Manager or officer of the Company against the Company. The limited liability described in this Section 13.1 shall continue in full force regardless of any dissolution, winding up, and termination of the Company.

13.2   Liability of Managers. A Manager or officer shall not be personally liable to the Company or the Members for money damages for any action taken, or any failure to take any action, except liability for any of the following:

(a)   A financial benefit received by the Manager or officer to which the Manager or officer is not entitled;

(b)   Intentional infliction of harm on the Company or a Member;

(c)   An intentional violation of criminal law; or

(d)   Distributions made in violation of Section 489.406 of the Act.

13.3   Indemnity. To the fullest extent permitted under applicable law, the Company shall indemnify, defend and hold harmless, and advance costs and expenses in connection therewith to any person (an "Indemnified Party") who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Company) by reason of or arising from any acts or omissions (or alleged acts or omissions) on behalf of the Company or in furtherance of the interests of the Company arising out of the Indemnified Party's activities as member of the Board of Managers, Member, or officer of the Company, or as an officer, director, shareholder, member, partner, employee, trustee or agent of said member of the Board, Member, or officer, against losses, damages or expenses (including attorneys' fees, judgments, fines and amounts paid in any action, suit or proceeding and for which such Indemnified Party has not otherwise been reimbursed), provided that no Indemnified Party shall be entitled to the foregoing indemnification if a court of competent jurisdiction determined that such losses, claims, damages, liabilities, expenses, or other amounts resulted primarily from either his or her (1) gross negligence or willful misconduct or (2) a breach of his or her fiduciary duties set forth in Article 8 of this Operating Agreement. The termination of any action, suit or proceeding by judgment, order, settlement or upon a plea of nolo contendere or its equivalent shall not of itself (except insofar as such judgment, order, settlement or plea shall itself specifically provide) create a presumption that such losses, claims, damages, liabilities, expenses, or such other amounts resulted primarily from the gross negligence or willful misconduct of the Indemnified Party or that the conduct giving rise to such liability was not in the best interest of the Company. The Company shall advance an Indemnified Party any expenses (including, without limitation, reasonable legal fees and expenses) incurred as a result of any claim, demand, action, suit or proceeding referred to in this paragraph provided that (1) the legal action, suit, etc. relates to the performance of duties or services by the Indemnified Party on behalf of the Company; and (2) the Indemnified Party gives a full recourse promissory note to the Company for the amounts of such advances payable in the event that the Indemnified Party is determined to be not entitled to indemnification under this Operating Agreement.

13.4 <u>Insurance</u>. The Company may purchase and maintain insurance on behalf of a Member, Manager, or officer against liability asserted against or incurred by such person in that capacity or arising from that status.


ARTICLE 14
Miscellaneous Provisions


14.1 <u>Notices</u>. Except as otherwise provided in this Operating Agreement, all notices, requests, demands, letters, waivers and other communications required or permitted to be given under this Operating Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by facsimile.

14.2 <u>Books of Account and Records</u>. The Company shall keep complete records and books of account as is required by the Act at the principal executive office of the Company, which shall be open to the reasonable inspection and examination by the Members and their duly authorized representatives during reasonable business hours, provided, however, that the information furnished to the Member will not, in any event, be used for commercial purposes unrelated to the business operations of the Company and its tax returns. A Member shall give the Board of Managers at least five (5) business days prior written notice for any inspection and copying permitted pursuant to this subsection by the Member or its authorized attorney or agent. Without limiting the foregoing, the Board of Managers shall not be required to provide the Members with information described by Section 489.410(1)(b)(1) without demand but shall instead be required to provide such information whenever the Board of Managers initiates a communication with the Members. The Board of Managers and each Member at all times during the existence of the Company and thereafter shall safeguard the secrecy and confidentiality of any confidential information regarding the Company and the Members. If a Member is requested or required pursuant to applicable law to disclose any confidential information regarding the Company, the Member must provide the Board of Managers with prompt notice of that request or demand to enable the Company to seek an appropriate protective Order. If a protective Order or other remedy is not obtained by the Company, the Members may furnish only that portion of the confidential information that is required to be disclosed and shall comply with the reasonable instructions of, and otherwise cooperate with, the Board of Managers to ensure that such disclosure is as limited and restricted as possible and the confidential nature of that information is adequately protected by the recipient.

14.3 <u>Application of Law</u>. This Operating Agreement shall be governed by the laws of the State of Iowa.

14.4 <u>Amendments</u>. This Operating Agreement or Certificate may not be rescinded, amended, or modified without the express written approval of a majority of the Members (i.e., a majority of the Class A and Class B Members, with each Member having one vote).

14.5   Heirs, Successors and Assigns. This Operating Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

14.6   Creditors and Other Third Parties. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any third parties, including, without limitation, any creditors of the Company.

14.7   Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

14.8   Entire Agreement; Supersedure. This Operating Agreement, the attachments attached hereto (all of which are hereby incorporated by reference), and the agreements contemplated herein constitute the entire agreement among the Members regarding the terms and operations of the Company. This Operating Agreement supersedes all prior and contemporaneous agreements, statements, understandings, and representations of the parties regarding the terms and operations of the Company, except as provided in the preceding sentence.

14.9   Representations and Warranties of Members. Each Member represents and warrants to the Company, the Board of Managers and every other Member that in connection with the purchase or other acquisition of that Membership Interest, the Member (a) is financially able to bear all the risks of holding that interest for an indefinite period of time; (b) has sufficient knowledge and experience in financial and business matters to be able to evaluate the merits and risks of, and otherwise make an informed investment decision with respect to, the acquisition of that Interest; (c) has been provided by (or has had access to) all information that the Member has requested from the Company and the Board of Managers or promoters in connection with the acquisition of that Membership Interest; (d) has been afforded the opportunity to ask questions of, and receive answers from, the Board of Managers or promoters of the Company concerning the terms and conditions of this Operating Agreement and the purchase of that Membership Interest; (e) has been given the opportunity to obtain any additional information necessary to verify the accuracy of the information furnished by the Company; (f) understands that the Interest has not been registered under the Securities Act of 1933 (the "Securities Act") or the securities law of any jurisdiction in reliance on that Membership Interest either not being a "security" under those laws or its issuance being exempted from registration under those laws; and (g) has acquired that Membership Interest for that Member's own account with the intention of holding the Membership Interest for investment and without any intention of participating directly or indirectly in any redistribution or resale of any portion of the interest in violation of the Securities Act or any other applicable law. The exercise of rights and performance of obligations under this Operating Agreement by a Member will be based on the Member's own investigation, analysis, and expertise.

14.10   Further Actions and Assurances. Each Member, upon the request of the Board of Managers, will execute, acknowledge, and deliver any instruments, statements, certifications, affidavits, reports, or other documents, provide any other information, and take any other action that the Board of Managers reasonably determines to be necessary, appropriate, or desirable to organize and operating the Company in accordance with, and to otherwise give full effect to, this Operating Agreement and to comply with applicable law.

14.11   Severability. If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

14.12   Legal Representation. The Company and Members acknowledge that the law firm of Simmons Perrine Moyer Bergman PLC only represented the Company with respect to the preparation of this Operating Agreement, and that (1) the Members have been advised by Simmons Perrine Moyer Bergman, PLC that a conflict exists among their individual interests and each should seek the advice of independent legal and tax counsel; (2) they have had the opportunity to seek the advice of independent legal and tax counsel; (3) the Members have not been represented by Simmons Perrine Moyer Bergman, PLC with respect to this Agreement or their respective interests in the Company and (4) in the event of a dispute amongst Members or between Member(s) and the Company, the Members must seek counsel other than Simmons Perrine Moyer Bergman PLC.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE FOR OPERATING AGREEMENT]

IN WITNESS WHEREOF, this Operating Agreement has been adopted by the undersigned on the day and year first set forth above.

INITIAL CLASS A MEMBERS:

Casey Maxted

Casey Maxted

Chad Williams

Chad Williams

INITIAL CLASS B MEMBERS:

Josh Smith

Josh Smith

Leroy Petry

Leroy Petry

Earl Plumlee

Earl Plumlee

PRECISION COMPONENTS LLC

Nick Lavery

Nick Lavery, CEO

TAMPA HEIGHTS, LLC

Samantha Bunn

Samantha Bunn, Manager

Exhibit A

COLD ZERO, LLC

The Managers of the Company**: Casey Maxted and Chad Williams**

The Officer(s) of the Company: n/a

Members as of the Effective Date:

Casey Maxted: 40,500 Class A Units
Chad Williams: 38,000 Class A Units

Josh Smith: 5,000 Class B Units
Leroy Petry: 2,000 Class B Units
Earl Plumlee: 2,000 Class B Units
Precision Components, LLC / CEO- Nick Lavery: 2,500 Class B Units
Tampa Heights, LLC / Manager – Samantha Bunn: 10,000 Class B Units

EXHIBIT D TO FORM C
SIMPLE AGREEMENT FOR FUTURE EQUITY

[follows on next page]

THIS SIMPLE AGREEMENT FOR FUTURE EQUITY (THE "SAFE") HAS NOT AND WILL NOT BE REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE, IS BEING SOLD PURSUANT TO REGULATION CROWDFUNDING, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE EXPRESS WRITTEN CONSENT OF THE ISSUER.

SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

THIS SIMPLE AGREEMENT FOR FUTURE EQUITY (this "**SAFE**") is issued by Cold Zero LLC, an Iowa limited liability company (the "**Company**"), to individuals executing the attached Subscription Agreement (each a "**Holder**"), in exchange for the Holder's payment of the investment amount set forth in the Subscription Agreement (the "**Investment Amount**"). This SAFE shall be effective as of the date that the Investment Amount has been received and the Subscription Agreement has been countersigned and returned by the Company.

1. Definitions. Capitalized terms not otherwise defined in this SAFE will have the meanings set forth in this Section 1.

1.1 "**Class B Units**" means Class B, non-voting ownership units of the Company.

1.2 "**Conversion Units**" (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means:

(a) with respect to a conversion pursuant to Section 2.1, (i) units of the Equity Securities issued in the Next Equity Financing or (ii) at the Company's election (if applicable), units of Shadow Preferred; and

(b) with respect to a conversion pursuant to Section 2.2, Class B Units.

1.3 "**Conversion Price**" means (rounded to the nearest 1/10th of one cent):

(a) with respect to a conversion pursuant to Section 2.1, the lesser of: (i) the product of (x) 100% less the Discount and (y) the lowest per unit purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; and

(b) with respect to a conversion pursuant to Section 2.2, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction.

1.4 "**Corporate Transaction**" means:

(a) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

1

(b)   the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Ownership Units of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the Ownership Units of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c)   the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's Ownership Units if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

1.5   **"Discount"** means 10%.

1.6   **"Dissolution"** means (a) a voluntary termination of the Company's operations; (b) a general assignment for the benefit of the Company's creditors; or (c) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

1.7   **"Equity Securities"** means (a) Ownership Units in the Company; (b) any securities conferring the right to purchase Ownership Units in the Company; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Ownership Units in the Company. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any manager, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

1.8   **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

1.9   **"Fully Diluted Capitalization"** means the number of issued and outstanding units of the Company's Ownership Units, assuming (a) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including units of convertible Preferred Units and all outstanding vested or unvested options or warrants to purchase the Company's Ownership Units; and (b) solely for purposes of Section 1.3(a), the issuance of all units of the Company's Ownership Units reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company; (ii) any SAFEs (including this SAFE) issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

1.10   "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this SAFE from which the Company receives gross proceeds of not less than US$3,000,000 (excluding, for the avoidance of doubt, the Investment Amount).

1.11   "**Ownership Units**" means all units which represent an ownership interest in the Company, whether Class A Units (which have voting rights), Class B Units (which do not have voting rights), or any newly created class of ownership units which may be created in the future.

1.12   "**Preferred Units**" means all series of the Company's preferred units, whether now existing or hereafter created.

1.13   "**Premium**" means 20%.

1.14   "**SAFEs**" mean any simple agreements for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company's Ownership Units in accordance with its terms.

1.15   "**Securities Act**" means the Securities Act of 1933, as amended.

1.16   "**Shadow Preferred**" means a series of Preferred Units with substantially the same rights, preferences and privileges as the series of Preferred Units issued in the Next Equity Financing, except that the per unit liquidation preference of the Shadow Preferred will equal the Conversion Price calculated pursuant to Section 1.3(a), with corresponding adjustments to any price-based antidilution and/or dividend rights provisions.

1.17   "**Valuation Cap**" means US$10,000,000.

2.   Conversion. This SAFE will be convertible into Equity Securities pursuant to the following terms.

2.1   Next Equity Financing Conversion. This SAFE will automatically convert into Conversion Units upon the closing of the Next Equity Financing. The number of Conversion Units the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole unit) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Units pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing (except that, in the event the

Equity Securities to be issued in the Next Equity Financing are Preferred Units with a liquidation preference, the Company may, at its election, issue units of Shadow Preferred to the Holder in lieu of such Preferred Units).

2.2   Corporate Transaction Conversion. In the event of a Corporate Transaction prior to the conversion of this SAFE pursuant to Section 2.1, at the closing of such Corporate Transaction, the Holder may elect that either: (a) the Company will pay the Holder an amount equal to the Investment Amount multiplied by 100% plus the Premium; or (b) this SAFE will convert into that number of Conversion Units equal to the quotient (rounded down to the nearest whole unit) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price.

2.3   Mechanics of Conversion.

(a)   Financing Agreements. The Holder acknowledges that the conversion of this SAFE into Conversion Units pursuant to Section 2.1 may require the Holder's execution of certain agreements relating to the purchase and sale of the Conversion Units (collectively, the "**Financing Agreements**"). These agreements may include clauses which (by way of example and not of limitation):

(i) may impose restrictions on the Holder's ability to transfer the Conversion Units (including a right of first refusal on the part of the Company and other members, right of co-sale, rights of first offer, as well as a right of the Company and/or other members to repurchase units in the event that a member would involuntarily transfer those units, (for example, due to death, divorce, or bankruptcy));

(ii) may provide for mandatory arbitration and/or require that members submit some or all potential disputes with the Company or its other members to alternate dispute resolution (such as mediation) prior to bringing a lawsuit;

(iii) may include a promise that members keep some or all information provided by the Company (including the nature or existence of disputes) confidential; and

(iv) may include such other terms and conditions as are necessary to complete the Next Equity Financing or otherwise in the best interest of the Company (including agreements concerning and/or restrictions on the voting of such Conversion Units), so long as such terms and conditions apply to all other equity securities of the same class which are issued in connection with the Next Equity Financing.

The Holder agrees to promptly execute any and all Financing Agreements presented to it by the Company in connection with the Next Equity Financing.

(b)   Certificates. As promptly as practicable after the conversion of this SAFE and the issuance of the Conversion Units, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Units (if certificated) to the Holder, or if the Conversion Units are not certificated, will deliver a true and correct copy of the Company's unit register reflecting the Conversion Units held by the Holder. The Company will not be required to issue or deliver the Conversion Units until the Holder has surrendered this SAFE to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this SAFE pursuant to Section 2.1 and Section 2.2 may be made contingent upon the closing of the Next Equity Financing and Corporate Transaction, respectively.

3.   Priority. In the event of a Dissolution while this SAFE is outstanding, the Company will pay the Holder an amount equal to the Investment Amount (the "**Repayment**") immediately prior to, or concurrently with, the consummation of the Dissolution. The Company's obligation to make the Repayment will rank senior in right of payment to the Company's Ownership Units.

4.   No Rights as a Company Member. The Holder is not entitled by virtue of holding this SAFE to be deemed a holder of the Company's Ownership Units for any purpose, nor will anything contained in this SAFE be construed to confer on the Holder, as such, any of the rights of a member of the Company or any right to vote upon any matter submitted to members at any meeting of the Company or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Conversion Units have been issued upon the terms described in this SAFE.

5.   Representations and Warranties of the Company. In connection with the transactions contemplated by this SAFE, the Company hereby represents and warrants to the Holder as follows:

5.1   Due Organization; Qualification and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Iowa and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

5.2   Authorization and Enforceability. Except for the authorization and issuance of the Conversion Units, all corporate action has been taken on the part of the Company and its officers, managers and members necessary for the authorization, execution and delivery of this SAFE. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this SAFE valid and enforceable in accordance with its terms.

6.   Representations and Warranties of the Holder. In connection with the transactions contemplated by this SAFE, the Holder hereby represents and warrants to the Company as follows:

6.1   Authorization. The Holder has full power and authority (and, if an individual, the capacity) to enter into this SAFE and to perform all obligations required to be performed by it hereunder. This SAFE, when executed and delivered by the Holder, will constitute the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.2   Purchase Entirely for Own Account. The Holder acknowledges that this SAFE is made with the Holder in reliance upon the Holder's representation to the Company, which the Holder hereby confirms by executing this SAFE, that this SAFE, the Conversion Units, and any Class B Units issuable upon conversion of the Conversion Units (collectively, the "**Securities**") will be acquired for investment for the Holder's own account, not as a nominee or agent (unless otherwise specified on the Holder's Subscription Agreement), and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this SAFE, the Holder further represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

6.3   Disclosure of Information; Non-Reliance. The Holder acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Holder confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Holder is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.4   Able to Bear Risk of Loss. The Holder is an investor in securities of companies in the development stage and acknowledges that it can bear the economic risk of its investment in the Securities, including the potential loss of its entire investment.

6.5   No Public Market. The Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

6.6   Residence. If the Holder is an individual, then the Holder resides in the state or province identified in the address shown on the Holder's Subscription Agreement. If the Holder is a partnership, corporation, limited liability company or other entity, then the Holder's principal place of business is located in the state or province identified in the address shown on the Holder's Subscription Agreement.

6.7   Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. The Holder's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction. The Holder acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

7.   Miscellaneous.

7.1   Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this SAFE will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this SAFE without the written consent of the Holder. This SAFE is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this SAFE.

7.2   Choice of Law. This SAFE, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of Iowa, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Iowa.

7.3   Counterparts. This SAFE may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4   Titles and Subtitles. The titles and subtitles used in this SAFE are included for convenience only and are not to be considered in construing or interpreting this SAFE.

7.5   Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the Subscription Agreement (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 7.5).

7.6   Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this SAFE.

7.7   <u>Attorneys' Fees</u>. If any action at law or in equity is necessary to enforce or interpret the terms of this SAFE, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.8   <u>Entire Agreement; Amendments and Waivers</u>. This SAFE constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this SAFE may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 7.9 will be binding upon each future holder of this SAFE and the Company.

7.9   <u>Severability</u>. If one or more provisions of this SAFE are held to be unenforceable under applicable law, such provisions will be excluded from this SAFE and the balance of the SAFE will be interpreted as if such provisions were so excluded and this SAFE will be enforceable in accordance with its terms.

7.10   <u>Transfer Restrictions</u>. The Holder may not assign, participate, pledge, grant a security interest in, or otherwise transfer all or any portion of its rights and obligations under this SAFE without the prior written consent of the Issuer. This consent will not be unreasonably withheld if the Holder seeks to transfer the SAFE to the Holder's spouse or spousal equivalent, or to any descendant of any great-grandparent of the Holder's spouse or spousal equivalent (including all relations by adoption).

7.11   <u>Acknowledgment</u>. For the avoidance of doubt, it is acknowledged that the Holder will be entitled to the benefit of all adjustments in the number of units of the Company's Ownership Units as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's Ownership Units underlying the Conversion Units that occur prior to the conversion of this SAFE.

7.12   <u>Further Assurances</u>. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this SAFE and any agreements executed in connection herewith.

7.13   <u>Officers and Managers not Liable</u>. In no event will any officer or manager of the Company be liable for any amounts due and payable pursuant to this SAFE.

7.14   <u>Waiver of Jury Trial</u>. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SAFE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER

COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

EXHIBIT E TO FORM C
SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SUBSCRIPTION AGREEMENT

To: Cold Zero, LLC
1875 Silver Maple Trail
North Liberty, IA 52317

Ladies and Gentlemen:

The undersigned ("**Investor**") hereby subscribes for the number and dollar amount ("**Subscription Amount**") of SAFEs (defined below) of Cold Zero, LLC, a Iowa limited liability company (the "**Company**") as indicated on the signature page hereto.

WHEREAS, the Company is offering up to 1,200,000 Simple Agreements for Future Equity (the "**SAFEs**") at a price of $1.00 each pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**").

NOW, THEREFORE, it is agreed as follows:

1. The SAFEs will be held by the Investor as indicated on the signature page hereto (e.g. individual, corporation, custodial account, community property, etc.).

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. Concurrent with the execution hereof, the Investor authorizes North Capital Private Securities Corporation, as escrow facilitator for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

B. The Investors payment will include an Investment Fee of 2.85% of the Subscription Amount (which will be used to partially cover Offering Costs associated with each investment). If the Investor is investing with a credit card, it will pay an additional 3.15%, for a total Investment Fee of 6%, to offset the higher cost the Company will incur when such transactions are processed. Investor understands that the Investment Fee amount will be requested by the Escrow Facilitator, that the Investment Fee will be paid in addition to the Subscription Amount,

and that the total amount of Securities issued to the Investor will be based on the Subscription Amount not including the Investment Fee.

C. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

D. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of SAFEs to such other Investors. The sale of SAFEs to such other Investors and this sale of the SAFEs shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

E. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive SAFEs in exchange for his or her or its investment. SAFEs will be issued in book entry form.

F. If the Investor is using a credit card, he or she additionally agrees and represent that, if he or she wishes to to cancel his or her Investment Commitments, that he or she will do so by submitting a request through the Intermediary at least 48 hours prior to the Closing Date, and that he or she will not attempt to claim fraud or otherwise claw back their committed funds by filing a charge back with their credit card provider. **By signing this Agreement, Investor explicitly agrees to waive any rights he or she may have to file such a chargeback. Additionally, if a chargeback is filed in contravention of this promise, the Company, the Escrow Facilitator, and the Intermediary shall each have the right to seek specific performance on this Agreement, and shall be entitled to bring legal action in any court of competent jurisdiction to collect payment from the Investor for the Subscription Amount, the Investment Fee, as well as any and all expenses incurred by the Company, the Escrow Facilitate, and/or the Intermediary as a result of Investor's chargeback, including any attorney's fees incurred in the filing and prosecution of any such legal action.**

G. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

H. The aggregate value of Securities sold shall not exceed $1,200,000 (the "Oversubscription Offering"). The Company may accept subscriptions until September 12, 2025 (the "Termination Date").

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4. The Investor hereby further represents, warrants, acknowledges and agrees as follows, which representations and warranties will be true and correct as of Investor's Closing Date:

A. The information provided by the Investor to the Company via this Subscription Agreement and its exhibits, schedules or appendices, or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 18 years of age (or older if required by Investor's state), and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the SAFEs or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the SAFEs, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the SAFEs. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the SAFEs will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the SAFEs. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing Members, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that:

    i.   The SAFEs are a speculative investment and involve a substantial degree of risk;

    ii.   The Company does not have a significant financial or operating history;

    iii.   The SAFEs are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

    iv.   Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

J. The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the "Risk Factors" contained in the Offering Statement.

K. The Investor represents and warrants that (i) the SAFEs are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the SAFEs are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("OFAC"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

L. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

M. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

N. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

O. Investor acknowledges and agrees that there is no ready public market for the SAFEs and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the SAFEs on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")] with respect to facilitating trading or resale of the SAFEs. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the SAFEs. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of SAFEs. Investor further understands and agrees that the SAFEs **may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled**

by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. This provision will survive closing or termination of this Subscription Agreement.

5. Investor has accurately answered all questions on and completed the signature page hereto, U.S. Accredited Investor Certificate, AML Certificate, Subscriber Information Appendix and all other exhibits, appendices and schedules included herewith, each made a part hereof by reference.

6. Investor agrees that the Company may rely on the representations and warranties and other information provided by Investor.

7. It is understood that this subscription is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time, and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the SAFEs (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(D) hereof, which shall remain in force and effect.

8. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

9. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly existing in good standing as a corporation under the laws of the State of Iowa and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

10. Notwithstanding anything contained in this Subscription Agreement, Investor is not being asked to waive, and is not waiving, any right to bring a claim against the Company under the Securities Act or Securities Exchange Act of 1934, as amended; however, the Company may rely on the representations contained in this Subscription Agreement in defense of such claims, if applicable.

11. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

I. No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company, except that the Company will not accept notice by email or other electronic communication.

K. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

M. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

N. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Iowa as applied to contracts executed in and performed wholly within the State of Iowa, without reference to principles of conflict of laws.

[EXECUTION PAGE FOLLOWS]

Cold Zero, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Simple Agreements for Future Equity of Cold Zero, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Simple Agreement for Future Equity and the Subscription Agreement. The Securities being subscribed for will be owned by, and should be recorded on the Company's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

Number of securities: _____ SAFEs
Subscription Price: $_____ USD

TYPE OF OWNERSHIP:

(Name of Subscriber)

If the Subscriber is individual: If the Subscriber is not an individual:

By:
(Authorized Signature)

☐ Individual

(Official Capacity or Title, if the Subscriber is not an individual)

☐ Joint Tenant
☐ Tenants in Common

☐ Community Property

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

If interests are to be jointly held:

Name of the Joint Subscriber:

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Taxpayer Identification Number

Type of account:

(Telephone Number)

EIN of account:

(Offline Investor)
(E-Mail Address)

Address of account provider:

ACCEPTANCE

The Company hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

> Dated as of
> **Cold Zero, LLC**
> By:
>
> Authorized Signing Office

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF THE UNITED STATES

TO: Cold Zero, LLC (the "**Company**")

The undersigned (the "**Subscriber**") represents covenants and certifies to the Company that:

i. The Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in the United States or subject to applicable securities laws of the United States;

ii. the issuance of the securities in the capital of the Company under this agreement (the "**Securities**") by the Company to the Subscriber (or its disclosed principal, if any) may be effected by the Company without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v the applicable securities laws do not require the Company to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind what so ever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Company to be come subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Company to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Company;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of the United States, and the Subscriber acknowledges that the Company shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. The Subscriber will provide such evidence of compliance with all such matters as the Company or its counsel may request

The Subscriber acknowledges that the Company is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Company. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Company to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

Name: By:
(If signing on behalf of entity)   (Signature)

Title:

EXHIBIT F TO FORM C
COMPANY AUDITED FINANCIAL STATEMENTS

(follows on next page)

Cold Zero, LLC

Financial Statements

December 31, 2022

Cold Zero, LLC

Table of Contents

December 31, 2022



CFO Associates LLC
Certified Public Accountants
1646 W. Snow Avenue, Suite 18
Tampa, Florida 33606
(813) 522-8580 Fax (813) 433-2593
www.thecfoassociates.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of Cold Zero, LLC,

We have reviewed the accompanying financial statements of Cold Zero, LLC, which comprise the balance sheet as of December 31, 2022 and the related statements of operations and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

CFO Associates, LLC

Tampa, Florida
April 30th, 2024


Cold Zero, LLC
Balance Sheet
December 31, 2022



ASSETS


CURRENT ASSETS:		**2022**
Cash		125,689
TOTAL CURRENT ASSETS	$	125,689
TOTAL ASSETS	$	125,689


LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:		
TOTAL CURRENT LIABILITIES	$	-
TOTAL LIABILITIES	$	-
STOCKHOLDERS' EQUITY:		
Contributions		125,689
Retained Earnings		-
Net Income		-
TOTAL STOCKHOLDERS' EQUITY	$	125,689
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	125,689


Cold Zero, LLC
Statement of Operations
December 31, 2022

INCOME STATEMENT


TOTAL INCOME	$ -
EXPENSES:	
TOTAL EXPENSES	$ -
NET OPERATING INCOME	$ -
NET INCOME	$ -

Cold Zero, LLC
Statement of Cash Flows
December 31, 2022

STATEMENT OF CASH FLOWS

OPERATING ACTIVITIES:

Net Income		-
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	-
NET CASH INCREASE FOR PERIOD	$	-
Cash at beginning of period	$	125,689
CASH AT END OF PERIOD	$	125,689

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company's Activities and Operating Cycles

The Company operates in the alcoholic beverage industry. The beverages are sold to end consumer. The accompanying financial statements reflect the initial investment into the company and other related items as current assets to reflect the Company's initial startup during a normal fiscal year operating cycle, ending as of December 31.

Basis of presentation

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP").

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE B – PARTNER'S CAPITAL:

Ownership interest of the company is based off the operating agreement. Chad Willaims is the only partner with a capital contribution in the amount of $125,000 and paid in additional $689 petty cash for operations.

Partners	Class, Units
Casey Maxted	Class A, 40,500
Chad Williams	Class A, 38,000
Tampa Heights, LLC	Class B, 10,000
Josh Smith	Class B, 5,000
Precision Components,	Class B, 2,500
Earl Plumlee	Class B, 2,000
Leroy Petry	Class B, 2,000
Total	**100,000 Units**

NOTE C – SUBSEQUENT EVENTS:

Management has assessed subsequent events through April 30, 2024, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no material subsequent events that required recognition or additional disclosure.

Cold Zero, LLC

Financial Statements

December 31, 2023

Cold Zero, LLC

Table of Contents

December 31, 2023



CFO Associates LLC
Certified Public Accountants
1646 W. Snow Avenue, Suite 18
Tampa, Florida 33606
(813) 522-8580 Fax (813) 433-2593
www.thecfoassociates.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of Cold Zero, LLC,

We have reviewed the accompanying financial statements of Cold Zero, LLC, which comprise the balance sheet as of December 31, 2023 and the related statements of operations and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

CFO Associates, LLC

Tampa, Florida
April 30th, 2024

2

Cold Zero, LLC
Balance Sheet
December 31, 2023

**ASSETS**

CURRENT ASSETS:		**2023**
Cash		64,928
Inventory		51,262
TOTAL CURRENT ASSETS	$	116,190
TOTAL ASSETS	$	116,190

**LIABILITIES AND STOCKHOLDERS' EQUITY**

CURRENT LIABILITIES:		
Accounts Payable		-
TOTAL CURRENT LIABILITIES	$	-
TOTAL LIABILITIES	$	-

STOCKHOLDERS' EQUITY:		
Contributions		125,689
Retained Earnings		-
Net Income		(9,499)
TOTAL STOCKHOLDERS' EQUITY	$	116,190
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	116,190

Cold Zero, LLC
Statement of Operations
December 31, 2023

INCOME STATEMENT

TOTAL INCOME	$	-
EXPENSES:		
Advertising & Marketing		9,008
Legal & Accounting Services		432
Office Expenses		59
TOTAL EXPENSES	$	9,499
NET OPERATING INCOME	$	(9,499)
NET INCOME	$	(9,499)

Cold Zero, LLC
Statement of Cash Flows
December 31, 2023

STATEMENT OF CASH FLOWS

OPERATING ACTIVITIES:		
Net Income		(9,499)
Inventory		(51,262)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	(60,761)
NET CASH INCREASE FOR PERIOD	$	(60,761)
Cash at beginning of period		125,689
CASH AT END OF PERIOD	$	64,928

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company's Activities and Operating Cycles

The Company operates in the alcoholic beverage industry. The beverages are sold to end consumer. The accompanying financial statements reflect the initial investment into the company and other related items as current assets to reflect the Company's initial startup during a normal fiscal year operating cycle, ending as of December 31.

Basis of presentation

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP").

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE B – PARTNER'S CAPITAL:

Ownership interest of the company is based off the operating agreement. Chad Willaims is the only partner with a capital contribution in the amount of $125,000 and paid in additional $689 petty cash for operations.

Partners	Class, Units
Casey Maxted	Class A, 40,500
Chad Williams	Class A, 38,000
Tampa Heights, LLC	Class B, 10,000
Josh Smith	Class B, 5,000
Precision Components,	Class B, 2,500
Earl Plumlee	Class B, 2,000
Leroy Petry	Class B, 2,000
Total	**100,000 Units**

<u>NOTE C – SUBSEQUENT EVENTS:</u>

Management has assessed subsequent events through April 30th, 2024, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no material subsequent events that required recognition or additional disclosure.

EXHIBIT G TO FORM C
PRIVATE LABEL DEVELOPMENT AND SUPPLY AGREEMENT WITH CEDAR RIDGE VINEYARD, LLC

(follows on next page)

PRIVATE LABEL DEVELOPMENT AND SUPPLY AGREEMENT

This Private Label Development and Supply Agreement ("Agreement"), is made and entered into this 15th day of September, 2021, by and between Cold Zero, LLC, a Iowa limited liability company with its principal place of business at 1875 Silver Maple Trail, North Liberty, Iowa 52317, hereinafter referred to as "Collaborator", and Cedar Ridge Vineyard, LLC, an Iowa limited liability company with its principal place of business at 1441 Marak Road, Swisher, Iowa 52338, which together with its subsidiaries and/or affiliates, is hereinafter referred to as "Distiller":

WITNESSETH:

Whereas, Collaborator desires to engage Distiller to develop and supply a whiskey brand (the "Whiskey Product") and vodka brand (the "Vodka Product" and together with the Whiskey Product, the "Product(s)") for Collaborator, and Collaborator intends to promote such Products, and

Whereas, Distiller produces whiskey and other alcohol products and is interested in working with Collaborator to develop and supply such Products.

NOW THEREFORE, in light of the good and valuable consideration exchanged herein, the receipt and sufficiency of which is hereby acknowledged, the parties do hereby agree as follows:

ARTICLE 1
GENERAL

1.1 General Agreement. Collaborator hereby engages Distiller as its exclusive supplier and distributor of the Products for Collaborator, and Distiller accepts such engagement. Distiller shall work with Collaborator to create Products with quality (e.g., taste, aroma, and sensory attributes) and packaging specifications in accordance with the terms of this Agreement.

ARTICLE 2
RESPONSIBILITIES OF DISTILLER

In addition to the other obligations set forth in this Agreeement, Distiller shall be responsible for the following.

2.1 Development of Products. Upon complete execution of this Agreement, Distiller shall commence the development, maintenance and delivery of Products in accordance with the terms set forth herein. Formulation and blending compositions proposed by Distiller of the Product(s) will be approved in writing in advance by Collaborator, which approval shall not be unreasonably withheld. Collaborator acknowledges that Distiller shall formulate and develop Products using formulas, processes and property owned by Distiller. Collaborator acknowledges that all such formulas, processes and property remain the sole property of Distiller, provided however, Distiller shall provide Collaborator all formulas and blending compositions and an immediate, irrevocable, royalty-free, worldwide license to use same, upon the written request of Collaborator. The foregoing shall not limit or convey, in any way, rights Distiller has in an underlying ingredient (to a composition) that was wholly created by Distiller or existed prior to or independently of the Products contemplated by this Agreement. To the extent Collaborator desires to develop any additional alcohol products in the future, Distiller shall have the right to produce such products pursuant to terms no less favorable to Distiller than the terms provided in this Agreement for Distiller.

2.2 Labeling and Packaging. Distiller will ensure that all Products comply with all applicable federal, state and local requirements including but not limited to federal formula and label approvals, NABCA approvals and various state and country product registrations. Distiller shall obtain such approvals and comply

1

with all such laws, rules, ordinances or other requirements. To the extent Distiller provides any services relating to the (i) design of the Product, including without limitation the design of the label, cap, case box, and decoration, (ii) packaging acquisition, including without limitation, acquisition of the initial dies, templates, samples and setup, all such costs relating to such services shall be a one-time cost and shall go through the Pro-Forma Collaborator Profit and Loss Calculation (such calculation, as it may be amended from time to time, the "Product Profit Calculation") attached hereto as Exhibit A. For the avoidance of doubt, such services do not relieve Collaborator of its responsibilities relating to design and other Product marketing activities provided herein.

      2.3   **Pricing.** Except as otherwise set forth herein, Distiller shall price the Products as agreed upon by both parties, in writing, in advance of the release of the Product(s), provided that both parties shall work in good faith and in a commercially reasonable manner in pricing such Product(s). Collaborator acknowledges that (i) Distiller has significant experience in the pricing of products similar to the Products, and (ii) final customer price in the retail market cannot be dictated by either party, but may only be suggested to retailer.

      2.4   **Distribution and Production.** Distiller shall follow a distribution strategy, including branding and marketing standards, mutually agreed upon by the parties and subject to the following:

      (a)   **Independent Brand.** Distiller shall present and distribute the Products as an independent (or stand-alone) brand. For purposes of illustration, the Products shall be presented as a product crafted in collaboration with Distiller, but not as a product created by Distiller.

      (b)   **Distribution.** Distiller shall exercise commercially reasonable efforts in providing the Product to the distribution channels as procured by Collaborator and shall follow the distribution strategy that was mutually agreed to by Collaborator and Distiller, at all times adhering to Collaborator's brand standards and approved marketing. Distiller will use commercially reasonable efforts to cause the Products to be produced and/or manufactured in sufficient amounts to fill all demand for the Products and to distribute Products to its customers and to members of its distribution network in good standing with Distiller, and to those markets mutually agreed upon with Collaborator, subject to the terms of this Agreement. For the avoidance of doubt, Distiller shall have the right to limit distribution or sales to purchasers that are delinquent or in breach of any payment terms or will not agree to purchase terms set forth by Distiller. To the extent Collaborator seeks to increase the distribution of the Product into new markets, or increase the distribution in current markets, Collaborator shall be primarily responsible for such actions as provided for in this Agreement.

      (c)   **Production.** Distiller shall produce the Vodka Product in such a manner that it maintains the quality as compared to similar other products produced by Distiller. Distiller shall produce the Whiskey Product using a "blended" formula that shall be determined by Distiller, using Distiller's craft whiskey product (such craft product supplied by Distiller, the "Craft Product"). Distiller shall maintain adequate levels of its Craft Product to maintain the quality of the Whiskey Product (as determined by Distiller), provided however, such percentage amount shall not be greater than 60%, unless expressly agreed to by Distiller in its sole discretion. Distiller shall maintain Product inventory according to industry best practices.

      (d)   **Compliance.** Both parties acknowledge that the distribution of distilled spirits is very highly regulated by various governmental authorities. Notwithstanding anything to the contrary in this Agreement, Distiller's obligation to distribute Products under this Agreement shall be subject to Distiller's right and ability to make such sales and obtain any and all required license and permits, under all applicable decrees, statutes, rules and regulations of a governmental or administrative agency within any competent jurisdiction presently in effect or which may be in effect hereafter.

2.5 **Billing and Collecting.** Distiller shall be responsible for billing and collection of customers. Collaborator acknowledges and agrees that because Distiller bears this responsibility, the creditworthiness and ability to pay by customers may adversely affect Distiller's operations and cause Distiller to limit or discontinue sales of the Products to any customer that does not agree to industry standard purchase terms or is otherwise not in good standing with Distiller and therefore Distiller may limit sales to certain third-parties.

2.6 **Insurance.** Distiller shall maintain insurance that Distiller determines in good faith provides adequate coverage relating to Distiller's operations, including the development and distribution of the Products and provide Collaborator with a copy of the certificate of insurance.

2.7 **Initial Set-Up.** Upon signing this Agreement and during the initial set-up and production of the Product, Distiller shall use best efforts to prepare the Product for initial sales. During such initial set-up, Collaborator shall fully complying with its obligations herein to assist in developing and manufacturing the Products.

2.8 **Force Majeure and Other Limitations.** Collaborator acknowledges and agrees that Distiller's requirements under this Article 2 shall be subject to force majeure limitations.

ARTICLE 3
RESPONSIBILITIES OF COLLABORATOR

3.1 **General Responsibilities.** Collaborator shall be responsible for the following activities in connection with the development and distribution of the Products.

(a) Advertising and promotion activities necessary to create demand for the Products;

(b) Developing the design of the Product (bottle, label, and packaging), subject to Distillers written consent, which consent shall not be unreasonably withheld;

(c) Developing the branding and marketing strategy and investing in such efforts at amounts deemed by Collaborator to be reasonably sufficient to produce the gross revenue amounts provided for in the Product Profit Calculation;

(d) Developing new markets for the Products or increasing market share in current markets for the Products, which may include developing relationships with new distributors;

(e) Working on the general sales and distribution strategy in cooperation with Distiller as set forth herein; and

(f) Using its best efforts to assist Distiller to expand its sales and distribution channels.

3.2 **Notice and Cooperation.** Collaborator will provide notice to and obtain mutual written agreement from Distiller with respect to any of the foregoing Collaborator responsibilities that has the effect of altering the terms of Distiller's responsibilities set forth in Article I. Collaborator shall work closely and cooperate in good faith with Distiller with respect to Distiller's responsibilities set forth in Article I hereto and to resolve any discrepancies or disputes relating thereto.

3.3 **Insurance.** Collaborator shall maintain insurance that Collaborator determines in good faith provides adequate coverage relating Collaborator's operations as contemplated herein and obligations hereunder and, upon request, provide Distiller with a copy of the certificate of insurance.

3.4 **Capital Requirements.** Upon signing this Agreement, Collaborator shall raise sufficient capital to reasonably perform all of its obligations under this Agreement when due.

3.5 **Providing of Organizational Documents.** Collaborator shall provide Distiller its corporation or organization documents relating to its operations, ownership, and decision-making powers. Collaborator shall provide Distiller any amendments, supplements, or modifications of such documents or agreements.

ARTICLE 4
COST AND PROFIT SHARING AND ACQUISITION PAYMENT

4.1 **Product Cost.** For each Product, Distiller shall supply Collaborator with a build-up of Distiller's estimated costs substantially in the form attached hereto as Exhibit B (the "Cost Build-Up"). In addition to the figures provided for in the Cost Build-Up, such Product may have one-time costs (i.e., set-up fees, molds, and dies) that shall be included as part of the Product Profit Calculation. Notwithstanding the foregoing, Distiller shall ensure that any costs not expressly tied to third-party charges (e.g., direct labor, internal whiskey costing, etc.) shall not increase by more than the annual rate of inflation for the U.S., unless such cost increases are directly related to events outside Distiller's reasonable control, such as a change in the Federal Excise Tax rate, significant minimum wage hikes or similar events, and in such case, Distiller shall provide prompt notice of such increase to Collaborator. The Cost Build-Up shall be provided by Distiller to Collaborator in written form (which includes electronic mail) on an annual basis.

4.2 **Allocation/Distribution of Proceeds and Accounting.** Collaborator shall receive fifty percent (50%) of all net revenue derived hereunder from the sale of Products, consistent with the Product Profit Calculation, which shall include the gross revenue, less direct product costs, broker fees, distributor charges, state excise taxes, along with one-time costs. Within thirty (30) days after the last day of each calendar quarter (the "Distribution Date"), Distiller shall remit to Collaborator its share of the net revenue for calendar quarter immediately ended ("Profit Sharing Distribution"), together with the Product Profit Calculation for such calendar quarter. In the event Distiller is unable to accurately and finally calculate certain costs in such Product Profit Calculation by the Distribution Date, Distiller may, in its reasonable discretion, hold back up to ten percent (10%) of such projected Profit Sharing Distribution. Such uncertain amounts shall be finalized and paid (if applicable) to Collaborator by the next Distribution Date. Each Profit Sharing Distribution shall include a schedule or spreadsheet summarizing gross revenue and applicable financial transactions for the underlying Products for that period.

4.3 **Resolution of Objections.** Collaborator may, within thirty (30) days of any Product Profit Calculation, notify Distiller of any specific objection to such Product Profit Calculation Calculation (the "Notice Period"). If no such objection is made within the Notice Period, such Product Profit Calculation shall be considered final and binding upon the parties. The parties shall attempt to resolve any dispute with respect to such Product Profit Calculation through consultation in good faith.

4.4 **Joint Marketing Costs.** For so long as Collaborator is not in breach of this Agreement, Distiller shall contribute to Collaborator's costs to market and promote the Products, pursuant to a marketing budget mutually approved by the parties not later than thirty (30) days after the execution of this Agreement and annually by January 1 of each year during the Term, at an amount equal to the lesser of (i) fifty percent (50%) of Collaborator's total out-of-pocket costs, or (ii) five dollars ($5.00) per case sold in the calendar year 2022; provided, however, that such per-case contribution in clause (ii) will decrease by one dollar ($1) each subsequent calendar year of the Term until such per-case amount is decreased to zero in calendar year 2027, at which point, such per-case contribution shall be discontinued.

4.5 **Acquisition Payment and Acquisition Notice.** For purposes of this Agreement, an "Acquisition" shall mean the acquisition of the assets of Collaborator or of the Products by a third-party or a merger or other stock, unit, membership or other equity purchase of the Collaborator pursuant to which greater than 50% of the equity securities or interests of Collaborator are sold or a majority of the governing board or any manager or Managing Member of the Collaborator changes. Upon the event of an Acquisition, Collaborator shall pay Distiller an amount equal to fifty percent (50%) of the total consideration (net of transaction costs and any applicable taxes (excluding income taxes) which costs and non-excluded taxes shall be born equally between the parties) paid to Collaborator or any other party as a result of such Acquisition. In addition, Collaborator shall immediately notify Distiller in writing of any Acquisition offer or bona fide discussion of an Acquisition.

ARTICLE 5
CONFIDENTIALITY

5.1   Intellectual Property. The parties agree that Distiller is the exclusive owner of trademarks (including designs and logos), trade secrets, copyrights, specifications, formulas, processes, methods, compositions, formulations and other types of intellectual property used in connection with its development, manufacture, and marketing of distilled spirits other than the Products. The parties further acknowledge and agree that Collaborator is the exclusive worldwide owner of trademarks (including designs and logos), copyrights, and other types of intellectual property used in connection with the Products. Each party hereby acknowledges and agrees that each party is the sole owner of its intellectual property and that it shall not use the other party's intellectual property without written permission from the other party prior to such use. Further, each party acknowledges and agrees that it has no right, title or interest in the intellectual property of the other party, except as expressly granted under the terms of this Agreement and each party hereby affirmatively disclaims any right to use or claim ownership of the intellectual property of the other. Neither party shall use or disclose the intellectual property of the other for any purpose other than to perform its obligations according to the terms of this Agreement. Each party further agrees to refrain from (i) taking any action or (ii) allowing any action to be taken, the effect of which action is to damage the interests of the other party or the intellectual property rights of the other party. During the term of this Agreement and as further allowed under Section 8.3, Collaborator grants Distiller a perpetual, worldwide and non-exclusive license to use Collaborator's logos, designs, and other trademarks relating to the Products to produce, distribute, and sell the Products as provided pursuant to this Agreement.

5.2   Development of Intellectual Property During Term. The parties acknowledge that it is anticipated that additional intellectual property, namely trademarks, may be created solely to support the activity contemplated by and arising under the performance of this Agreement. The parties acknowledge that to the extent that said newly developed or acquired intellectual property is related to the composition and formulation of the Products, including but not limited to the recipe, composition, or formulation of the Products, the methods and construction of their formulation, processing and production of the Products, or is otherwise related to the distilling of spirits, said intellectual property shall be the property of Distiller. Each party grants the other an irrevocable, non-exclusive license to use such intellectual property of the other party to carry out the terms of this Agreement.

5.3   Confidentiality. Each party will be in a position of trust and confidence with the other in which said party will have access to, use, create, observe or obtain the other party's business information of a confidential nature and each party will be exposed to sensitive proprietary information, trade secrets, and customers. To enable each party to protect its proprietary information, each party acknowledges the proprietary nature of the other party's proprietary information and agrees to restrictions on the use thereof. Each party hereby agrees to accord strict confidentiality to the other party's proprietary information and any and all information, in whatever form, owned by the other party or otherwise obtained while performing its obligations under this Agreement. For the purposes of this Agreement, proprietary information includes the data, materials, formulae, internal customer lists, account receivable information and reports, internal analysis of customers and distributors and prospective customers and distributors, compilations of information on particular needs

5

and preferences of customers, costs, specifications, processes, business and marketing plans, internal financial records and reports, projections, analysis, product information, vendor information, production systems, service delivery systems, and other information or compilations of information purchased, developed, or utilized by each party. Confidential information shall not include information that is: (i) known or becomes generally available to or known by the public other than as a result of disclosure by receiving party; (ii) lawfully obtained after the date of this Agreement by receiving party from any third party, which lawfully possessed and communicated such information free of any obligation of confidentiality to disclosing party; (iii) furnished to others by disclosing party without restriction on disclosure; and (iv) independently developed by the receiving party without the use of the disclosing party's Proprietary Information. Any foregoing exclusion must be demonstrated by documentary evidence.

Each party will not, either during the term of the Agreement or at any time thereafter, except as required in the conduct of the performance of this Agreement or as authorized in writing by the other party use, publish, disclose, appropriate, or communicate, directly or indirectly, any of proprietary information or any information said party may have as a result of the performance of its obligations under this Agreement in any manner adverse to the other party or to compete with the other party in any way. In so doing, each party affirmatively agrees to:

A. treat all proprietary information as strictly confidential and not use any information gained while performing its obligations under the Agreement in any way other than for the specific purposes of its obligations under the Agreement. No proprietary information shall be disseminated to any party except as provided herein or without the express prior written consent of the owner of that information;

B. permit access to the proprietary information only to its agents, employees, professional advisors, or officers who reasonably require the same for specific purposes set forth in this Agreement or as otherwise required by law;

C. require all professional advisors, officers, employees, agents or any other persons who have access to the proprietary information to accord the proprietary information the same degree of strict confidentiality as it is expected to provide;

D. not disseminate in any manner the proprietary information to any customer, vendor, person, or entity in competition with the other party in any way directly or indirectly, without the prior written consent of that party.

5.4.   Return of Information. At any time upon the request of the party who owns such information and, in any event, upon termination of this Agreement and any extensions of the term thereof, each party will immediately deliver all proprietary information to the owner thereof, including but not limited to any documents authored by that party that refer to, contain, include or are otherwise based on proprietary information of the other party and all other documents or tangible materials whatsoever, including all copies or duplicates thereof, concerning any part of the other party's activities or products, or concerning any part of the other party's activities under this Agreement. Each party hereby acknowledges that all such documents and tangible materials, and copies or duplicates thereof, including notes produced by its officers, agents, and employees, are the other party's property, which is only entrusted to it on a temporary basis during the term of this Agreement

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1   Representations of Distiller. Distiller represents and warrants to Collaborator that it shall maintain good manufacturing practices and procedures throughout the term of this Agreement. In so doing, Distiller warrants that the Products will conform to all required specifications and labeling requirements.

Distiller hereby affirmatively agrees to comply with all applicable federal, state and local requirements including but not limited to federal formula and label approvals, NABCA approvals and various state and country product registrations.

6.2   Representation of Collaborator. Collaborator represents and warrants to Distiller that it has the requisite authority to use and/or license any and all intellectual property it provides to Distiller in connection with the manufacture of the Products and that the use of such intellectual property or proprietary information in accordance with this Agreement shall not, infringe upon any third party rights of ownership or use. Collaborator further agrees that it shall comply with all laws and regulations relating to sale of Products in any and all jurisdictions where it does business.

6.3   Mutual Representations. Each party hereby represents and warrants to the other party that it has the requisite corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder and has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of each party and constitutes a legal, valid, binding obligation of such party and is enforceable against it in accordance with its terms subject only to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity whether enforceability is considered in a proceeding at law or equity. At the time of execution of this Agreement, neither party is aware of any pending or threated litigation and has not received any communication which alleges that the performance of the obligations under this Agreement would infringe upon the intellectual property or other rights of a third party.

ARTICLE 7
LIMITATION OF LIABILITY AND INDEMNITIES

7.1   Limitation of Liability. Under no circumstances shall either party or its respective officers, directors, shareholders, employees or agents be liable to the other party for indirect, incidental, consequential, special, exemplary or speculative damages, arising out of this Agreement, including but not limited to loss of revenue or profits, loss of use, or other consequential business opportunities, even if advised of the possibility of such damages.

7.2   Indemnification. Each party hereto shall, at its expense, indemnify, defend and hold harmless the other party hereto, its affiliates, and their respective employees, officers, and agents (each an "Indemnified Party" and collectively, the "Indemnified Parties") from and against any and all claims and causes of action of any nature made or lawsuits or other proceedings filed or otherwise instituted against any of such Indemnified Parties arising from or relating to any breach by the indemnifying party of any of its representations, warranties or obligations hereunder. The indemnifying party shall be responsible for and shall pay all costs and expenses related to such claims and lawsuits for which it shall indemnify the Indemnified Parties, including, but not limited to the payment of reasonable attorney's fees and reasonable costs of litigation, defense and/or settlement of the same. In claiming any indemnification hereunder, the Indemnified Party shall promptly provide the indemnifying party with written notice of any claim that the Indemnified Party believes falls within the scope of this paragraph. The Indemnified Party may, at its own expense, assist in the defense if it so chooses, provided that the indemnifying party shall control such defense and all negotiations relative to the settlement of any such claim and further provided that any settlement intended to bind the Indemnified Party shall not include an admission of liability and shall not be final without the Indemnified Party's written consent, which shall not be unreasonably withheld.

ARTICLE 8
TERM AND TERMINATION

7

8.1 **Term and Termination.** The initial term of this Agreement shall begin as of the date of this Agreement and continue until December 31, 2026 (the "Initial Term"), and shall automatically renew for successive terms of two (2) years each (each, a "Renewal Term", and, together with the Initial Term, the "Term"), unless terminated by written notice from the terminating party to the other party at least one hundred eighty (180) days prior to the last date of the Initial Term or the applicable Renewal Term, or as follows:

        (a) **For Cause.** Either party may terminate this Agreement "for cause" upon ninety (90) days' notice in the event of: (i) a material breach by the other party that remains uncured for a period of thirty (30) days after receipt of written notice specifying the breach with particularity; (ii) the dissolution, termination of existence, liquidation, insolvency or business failure of the other party, or the appointment of a custodian or receiver for the other party or for its property if such appointment is not terminated or dismissed within sixty (60) days; (iii) the institution by either party of any proceeding under the Unites States Bankruptcy Code or any other federal, national or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally or any assignment or trust mortgage for the benefit of creditors; and (iv) the institution against either party of a proceeding under the United States Bankruptcy Code or any other federal, national or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, which proceeding is not dismissed within sixty (60) days of filing.

        (b) **Sales Volume.** Either party may immediately terminate this Agreement if the annual sales volume of Products for a trailing 12-month period falls below five thousand (5,000) cases (each case consisting of six (6) bottles of 4.5 liters). To the extent a party terminates in accordance with this Section 7.1(b), the terminating party must give ninety (90) days notice to the other party.

8.2 **Right of First Refusal.** Except as set forth herein, in the event of termination by either party, Collaborator will have first right of refusal to purchase any remaining stock items from Distiller at (a) Distiller's cost before sales to any third party if Collaborator terminates this Agreement pursuant to paragraph 7.1(a) above, (b) at distributor's cost (with no margin share to Collaborator) if this Agreement is terminated without cause by Collaborator, or (c) at an amount equal to distributor's cost (with no margin share to Collaborator) plus any damages of Distiller (including any fees incurred enforcing its rights relating to the for cause termination) if this Agreement is terminated for cause by Distiller. If Collaborator waives its first right of refusal or does not enact its right within ninety (90) business days following receipt of written notice of termination, or if Distiller terminates this Agreement and is not in default under the terms of this Agreement, Distiller may proceed to sell any and all product and related stock packaging inventory, at whatever price it sees fit, until such inventory is entirely depleted.

8.3 **Duties Upon Termination.** Upon the termination of this Agreement for any reason whatsoever, the parties shall work together in good faith to (a) settle any amounts due and owing to the other party and (b) promptly return promptly return to the other any and all intellectual property or proprietary information as required by paragraph 4.4 above. Notwithstanding the foregoing, to the extent Distiller terminates this Agreement for any reason whatsoever and Collaborator does not exercise its right of first refusal under Section 7.2, Distiller shall have the right to maintain the website, social media accounts, and other promotional marketing materials relating to the Products so long as Distiller is actively selling any remaining Products.

8.4 **Survival.** Notwithstanding anything to the contrary in this Agreement, the parties agree that the provision of Articles 4, 5, 7 and 8 shall survive the termination of this Agreement.

ARTICLE 9
MISCELLANEOUS

9.1   **Relationship of Parties.** The parties intend for their relationship to be that of an independent contractor relationship and nothing contained in this Agreement shall be construed to create a partnership or joint venture of any kind.

9.2   **Remedies.** The remedies provided in this Agreement shall be in addition to any legal or equitable remedies existing at law or provided for in any other agreement between the parties and shall not be construed as a limitation upon or alternate for any such remedies.

9.3   **Force Majeure.** Neither party shall be liable for damages as a result of any delay in performance or failure of delivery directly or indirectly caused by or resulting from acts of nature, epidemic or pandemic, fire, flood, accident, riot, war, government intervention, embargoes, strikes, labor difficulties, equipment failure, late deliveries by suppliers or manufacturers or other difficulties which are beyond the control, and without the fault or gross negligence, of such party. The time for performance shall be extended by the period of any such delay.

9.4   **Choice of Law.** This Agreement shall be governed by the internal laws of the State of Iowa without regard to the conflicts of laws provisions thereof. In the event a dispute arises, all legal actions should be brought in the federal or state court houses located in Linn County, Iowa and no party shall raise an objection to jurisdiction or venue thereof.

9.5   **Entire Agreement; Modification.** This Agreement represents the entire Agreement between the parties and shall be binding upon the parties, their heirs, legal representatives, successors, and assigns. No modifications, amendments, or additions, nor any waivers of its provisions shall be enforceable unless in writing and signed by both parties. This Agreement supersedes all prior other understandings between the parties with respect to the subject matter hereof, whether written or oral.

9.6   **Severability.** If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid, or unenforceable under present or future laws effective at any time during the term hereof, such provision shall be fully severable, and the remaining provisions shall be enforced as though the illegal, invalid, or unenforceable provision had never comprised a part thereof.

9.7   **No Waiver.** The failure by either party to insist upon the strict performance of or to seek remedy of any one of the terms or conditions of this Agreement or to exercise any right, remedy, or election set forth herein or permitted by law shall not constitute or be construed as a waiver or relinquishment for the future of such term, condition, right, remedy or election, but such item shall continue and remain in full force and effect. All rights or remedies of the parties specified in this Agreement and all other rights or remedies that they may have at law, in equity or otherwise shall be distinct, separate and cumulative rights or remedies, and no one of them, whether exercised or not, shall be deemed to be in exclusion of any other right or remedy of the parties.

9.8   **Binding Affect.** This Agreement shall be binding and inure to the benefit of the parties and their respective successors and assigns.

9.9   **Counterparts.** This Agreement may be executed by facsimile or other electronic transmission in two (2) or more counterparts, each of which shall be deemed an original but such counterparts together shall constitute one and the same instrument notwithstanding that both Collaborator and Distiller are not signatory to the same counterpart.

9.10   **Signed with Knowledge.** The parties acknowledge that they have entered into this Agreement freely and voluntarily; that they have ascertained and considered the facts and circumstances likely to influence their judgment and decisions herein; and that they understand and accept all of the provisions hereof, as well as all questions pertinent thereto. Each party affirmatively acknowledges it has been given the opportunity to seek legal advice concerning the terms and provisions of this Agreement and has either obtained such legal counsel or has elected to proceed without advice of counsel, based on its independent judgment. Each party affirmatively states that it has given due consideration to the provisions and questions contained within this Agreement and that it clearly understands and consents to all of the provisions hereof.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the date and year first above written.

DISTILLER:

Cedar Ridge Vineyard, LLC

By: _____

Name: _____Jeff Quint_____

Title: _____CEO_____

COLLABORATOR:

Cold Zero, LLC

By: _____

Name: _____Casey Maxted_____

Title: _____CEO_____

EXHIBIT A

Pro-Forma Collaborator Profit and Loss Calculation ("Product Profit Calculation")

Vodka	2022
- 24.99 shelf price target	
Case sales (4.5L)	12,000
Avg. sale price	75
Gross Revenue	900,000
Less Direct Product Cost	374,000
Est. Avg. State Excise Tax	24,000
Est. One-time Costs	15,000
Remaining Margin	487,000
Margin Split	50%
CZS Margin Share	243,500
Plus:	
CRD Sales & Marketing Reimb.	60,000
Total Share to CZS	303,500

Whiskey	2022
- 39.99 shelf price target	
Case sales (4.5L)	6,000
Avg. sale price	120
Gross Revenue	720,000
Less Direct Product Cost	417,000
Est. Avg. State Excise Tax	12,000
Est. One-time Costs	15,000
Remaining Margin	276,000
Margin Split	50%
CZS Margin Share	138,000
Plus:	
CRD Sales & Marketing Reimb.	30,000
Total Share to CZS	168,000

Combined	2022
Case sales (4.5L)	18,000
Avg. sale price	90
Gross Revenue	1,620,000
Less Direct Product Cost	791,000
Est. Avg. State Excise Tax	36,000
Est. One-time Costs	30,000
Remaining Margin	763,000
Margin Split	50%
CZS Margin Share	381,500
Plus:	
CRD Sales & Marketing Reimb.	90,000
Total Share to CZS	471,500

12

EXHIBIT B (1 of 2)

Exhibit B-1

Cedar Ridge Distillery

			0.750
750ml Vodka Pricing:			
			Median
Desired final proof of vodka			80
Costs:			
Product		$	0.34
Re-distillation cost, with loss at	22%	$	0.27
Bottle & Closure		$	1.40
Label		$	0.16
Box/Package/Stickers/Wrap		$	0.21
Excise Tax - Federal		$	0.43
Labor & OH		$	1.87
Shipping/Freight to Destination		$	0.42
Other/Filtration/Spillage	2%	$	0.10
Total Cedar Ridge Cost		**$**	**5.20**
Revenues, Iowa:			
Wholesale price to ABD		$	12.50
Wholesale price net of broker	10%	$	11.25
ABD Price to Retailer		$	18.75
Final target shelf price	**33%**	$	24.94
Combined Margin %			53.8%
Revenues, Most Other States:			
Additional Costs:			
Excise tax paid by us		$	0.40
Add'l trucking		$	0.07
Revised total out-of-state cost		**$**	**5.67**
Wholesale price to Distributor		$	13.00
Distributor price to Retailer	33%	$	17.29
Final target shelf price	**33%**	$	23.00
Combined Margin %			56.4%

Product (per PG):		
Going in	$	2.06
Loss Factor		4%
Coming out	**$**	**2.15**
Bottle/Closure:		
Bottle	$	1.10
Closure	$	0.10
Shipping	$	0.15
Other/loss	$	0.05
	$	**1.40**
Labels:		
Single label	**$**	**0.16**
Box/Package:		
Case box	$	1.00
NABCA sticker	$	0.15
Tape/wrap	$	0.05
Other/loss	$	0.05
	$	1.25
Bottles per box		6
Cost per bottle	**$**	**0.21**
Excise Tax per PG:		
Cedar Ridge	**$**	**2.70**
Competitors	$	13.34
Labor & Indirect Costs:		
Standard	**$**	**2.17**
Shipping/Freight to Destination:		
Per pallet	$	300.00
Cases/pallet		120
Bottles/case		6
Per bottle	**$**	**0.42**

Exhibit B-2

Cedar Ridge Distillery

750ml Whiskey

Desired final proof of whiskey			**92**
Costs:			
Product			$ 5.36
Packaging			
Bottle		$ 1.50	
Closure		$ 0.43	
Label & Decoration		$ 0.40	
Box/Package/Stickers/Wrap		$ 0.26	
Other/Loss Factor	2.0%	$ 0.05	$ 2.64
Excise Tax - Federal - Small Producer			$ 0.49
Labor & OH (Production only)			$ 2.17
Shipping/Freight to Destination			$ 0.50
Other/Filtration Loss/Spoilage	1.5-2%	1.79%	$ 0.20
Total Cost			**$ 11.36**
Percent to samples	Year 1		2.00%
Final total cost			**$ 11.59** X 6 = **$ 69.54 / case**

Cedar Ridge Product (per PG):		
	Going in	$ 12.00
carrying costs	year 1	5%
	year 2	5%
	year 3	5%
	Loss factor	26%
	Coming out	18.77

Avg @ 50/50 Blend	**$ 29.39**

4YO Purchased Product (per PG):	
Barrel price	$ 1,950.00
Shipping, etc.	$ 50.00
	$ 2,000.00
PG/barrel	50
Cost per PG	$ 40.00

First Amendment to Private Label Development and Supply Agreement

Effective January 1ˢᵗ, 2024

This First Amendment to Private Label Development and Supply Agreement (the "Amendment") is made and entered into this _10ᵗʰ_ day of ___MAY___, 2024, by and between Cold Zero, LLC, an Iowa limited liability company with its principal place of business at 1875 Silver Maple Trail, North Liberty, Iowa 52317, hereinafter referred to as "Collaborator" and Cedar Ridge Vineyard, LLC, an Iowa limited liability company with its principal place of business at 1441 Marak Road, Swisher, Iowa 52338, which together with its subsidiaries and/or affiliates, is hereinafter referred to as "Distiller". The following changes are made to the Agreement:

WITNESSETH

A. Whereas, Collaborator and Distiller are parties to that certain Private Label Development and Supply Agreement dated September 15, 2021 ("Agreement") wherein Distiller and Collaborator agree to collaborate with respect to the "Products" (as defined in the Agreement).

B. Whereas, Collaborator and Distiller desire to amend said Agreement to adjust the payment obligations with respect to cost and profit sharing.

NOW THEREFORE, in light of the good and valuable consideration exchanged herein, the receipt and sufficiency of which is hereby acknowledged, the parties do hereby agree as follows:

- The first sentence of Section 4.1 is hereby deleted and the following inserted in lieu thereof:

  "Collaborator hereby agrees to advance to Distiller the costs associated with materials necessary to produce the Product at a rate of $35.00 per case. As of the Effective Date of this Amendment Collaborator agrees to fund an amount equal to $87,500.00 (2500 cases at $35.00) in accordance with the following payment schedule: (i) $27,500.00 on or before December 15, 2023; (ii) $20,000.00 on or before January 1, 2024; (iii) $20,000.00 on or before February 1, 2024; and (iv) $20,000.00 on or before March 1, 2024. This amount shall be referred to as "Cost Advance". Distiller acknowledges receipt of payments described in 4.1(i), (ii) and (iii). As used herein "case" means a case of 6 bottles of 750 ml of Product. An additional Cost Advance will be given by Cold Zero for any future raw material costs incurred by Distiller; PROVIDED, HOWEVER, that Distiller shall not incur any future raw material costs on behalf of Collaborator without Collaborator's prior written consent. "

- The first sentence of Section 4.2 is hereby deleted and the following inserted in lieu thereof:

  "Collaborator shall receive fifty percent (50%) of all net revenue derived hereunder from the sale of the Products, consistent with the Product Profit Calculation, which shall include the gross revenue, less direct product costs, broker fees, distributor charges, state excise taxes, along with one-time costs. Distiller shall reimburse Collaborator $35.00 per case sold and paid until total Cost Advance balance is zero—at which point the described $35.00 payment will cease."

1

- The penultimate sentence of Section 4.5 is hereby deleted and the following inserted in lieu thereof:

  "Upon the event of an Acquisition, Collaborator shall pay Distiller an amount equal to twenty-five percent (25%) of the total consideration (net of direct and customary transaction costs and any applicable taxes (excluding income taxes) paid to Collaborator or any other party as a result of such Acquisition."

Except as otherwise noted above, all other parts of the Agreement remain unchanged and are hereby reaffirmed.

IN WITNESS WHEREOF, both parties have caused their duly authorized representatives to execute this Amendment of the September 15th, 2021 Private Label Development and Supply Agreement on behalf of the parties below.

CEDAR RIDGE VINEYARD, LLC

DocuSigned by:
Signature: Jamie Siefken
A8537BCB7F624DD... **Date:** 5/10/2024

DocuSigned by:
Signature: Andrew Klimesh
37B0C62EA9B8439... **Date:** 5/10/2024

COLD ZERO, LLC

DocuSigned by:
Signature: Casey Maxted
D7077C7E372043B... **Date:** 5/8/2024

DocuSigned by:
Signature:
45FD80D1410E489... **Date:** 5/10/2024

EXHIBIT H TO FORM C

LISTING AGREEMENT WITH COMMUNITY BOND, LLC

(follows on next page)

EXHIBIT I TO FORM C

ESCROW AGREEMENT WITH COMMUNITY BOND, LLC AND NORTH CAPITAL PRIVATE SECURITIES CORPORATION

(*follows on next page*)

ESCROW AGREEMENT

This Escrow Agreement (this "**Agreement**"), effective as of the effective date set forth on the signature page hereto ("**Effective Date**"), is entered into by the following:

    (i)   the issuer set forth on the signature page hereto ("**Issuer**");

    (ii)   a funding portal being used to facilitate Issuer's offering set forth on the signature page hereto ("**Funding Portal**"); and

    (iii)   North Capital Private Securities Corporation, a Delaware corporation, as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent ("**NCPS**").

For purposes of this Agreement: (a) the above parties other than and excluding NCPS are referred to herein as "**Issuer Party**"; (b) references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally; and (c) Issuer Party, collectively with NCPS, are referred to herein as the "**Parties**" and each, a "**Party**".

The following Exhibits are incorporated by reference into this Agreement:

    <u>Exhibit A</u> – Contingent Offering (if applicable)
    <u>Exhibit B</u> – Fees and Expenses

Recitals

A.   NCPS is a broker-dealer registered with the U.S. Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**") and the Securities Investor Protection Corporation ("**SIPC**").

B.   Issuer Party is engaging NCPS to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent in connection with Issuer's sale of debt, equity or hybrid securities ("**Securities**") in an offering exempt from registration under the U.S. Securities Act of 1933, as amended ("**Securities Act**"), pursuant to Regulation Crowdfunding ("**Offering**").

C.   In accordance with the Form C applicable to the Offering provided by Issuer Party for dissemination to investors in connection with the Offering ("**Offering Document**"), subscribers to the Securities ("**Subscribers**") will be required to submit full payment for their respective investments at the time they enter into subscription agreements.

D.   In accordance with the Offering Document, all payments by Subscribers subscribing for Securities required to be held in escrow shall be sent directly to NCPS as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent, and NCPS by this Agreement agrees to accept, hold and promptly disburse or transmit such funds deposited with it with respect thereto ("**Escrow Funds**") in accordance with the terms of this Agreement and in compliance with Regulation Crowdfunding Rule 303(e), and related SEC guidance and FINRA rules.

E.   If the Offering is being made by Issuer on an "all-or-none" basis or on any other basis that contemplates payments to be made to Issuer only upon the occurrence of some further event or contingency as set forth in <u>Exhibit A</u>, as applicable, NCPS will promptly deposit any and all Escrow Funds NCPS receives into a separate bank escrow account as set forth in <u>Section 1(d)</u> below, for the persons or entities with a beneficial interest therein, until the appropriate event or contingency has occurred, at which time the Escrow Funds will be promptly transmitted to Issuer, else promptly returned to the persons or entities entitled thereto pursuant to <u>Section 3</u> and <u>4</u> below.

F.   NCPS will be a participant in the Offering for the limited purpose of facilitating escrow described in this Agreement, and if required by an Offering pursuant to Regulation Crowdfunding, NCPS will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2). NCPS accepts no other role and assumes no other responsibilities related to the Offering, such as managing broker-dealer, placement agent, selling group member or referring broker-dealer, unless and until the roles and responsibilities are expressly delineated in a separately executed placement, managing broker, selling or referral agreement, as the case may be, if any.

In consideration of the mutual representations, warranties and covenants contained in this Agreement, the Parties, intending to incorporate the foregoing Recitals into this Agreement and to be legally bound, agree as follows:

<u>**Agreement**</u>

1.   **Definitions.** Capitalized terms used in this Agreement and not otherwise defined above or elsewhere in this Agreement shall have the meanings as set forth below:

(a)   "**ACH**" means Automated Clearing House.

(b)   "**Business Day**" means a calendar day other than Saturday, Sunday or any public holiday when banks are closed for business in Delaware, Pennsylvania or Utah.

(c)   "**Cash Investment**" means an amount in US Dollars equal to (i) the number of Securities to be purchased by a Subscriber, multiplied by (ii) the offering price per Security as set forth in the Offering Document.

(d)   "**Cash Investment Instrument**" means, in full payment of the Cash Investment for the Securities to be purchased by a Subscriber, a check, money order or similar instrument made payable by Subscriber to the order of or endorsed to the order of:

NCPS at TriState Capital Bank/ _Cold Zero, LLC_ / _____ - Escrow Account
                                            (Offering Name*) (Subscriber Name**)

or wire transfer or ACH transmitted by Subscriber to the following account ("**Escrow Account**"):

Institution: TriState Capital Bank
—DS   ABA: 043019003
JMM   Account Name: North Capital Private Securities Corporation
            Account Number: 0220003339
            For Further Credit To: _Cold Zero, LLC_____
                                            (Offering Name*)

                                            _____
                                            (Subscriber Name**)

or, if applicable to the Offering, funds transmission by credit or debit card or ACH through and subject to the terms and conditions of NCPS's payment processing facilitation services; all instruments of payment must be payable to the institution as set forth above as escrow agent until any applicable minimum contingency requirement is met.

*Offering Name as set forth on the signature page hereto.
**Subscriber Name as completed by Subscriber.

(e)   "**Expiration Date**" means 12 months from the Effective Date, unless mutually extended by the Parties in writing (which may be via email).

(f)   "**Instruction Letter**" means written instructions in a form acceptable to NCPS with Funding Portal directing NCPS to promptly disburse or transmit the Escrow Funds to Issuer pursuant to Section 4(a).

(g)   "**Minimum Offering**" has the meaning as set forth on the signature page hereto.

(h)   "**Minimum Offering Notice**" means a written notification in a form acceptable to NCPS with Funding Portal representing to NCPS that: (i) subscriptions for at least the Minimum Offering have been received; (ii) to the best of Funding Portal's knowledge after due inquiry and review of Funding Portal's records, Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have been received, deposited with and collected by NCPS; (iii) such subscriptions have not been withdrawn, rejected or otherwise terminated; and (iv) Subscribers have no statutory or regulatory rights of rescission without cause or all such rights have expired.

(i)   "**NACHA**" means National Automated Clearing House Association.

(j)   "**Subscription Accounting**" means an accounting of all subscriptions for Securities received and accepted by Funding Portal as of the date of such accounting, indicating for each subscription Subscriber's name and address, the number and total purchase price of subscribed Securities, the date of receipt by Funding Portal of the Cash Investment Instrument and notations of any nonpayment of the Cash Investment Instrument submitted with such subscription, any withdrawal of such subscription by Subscriber, any rejection of such subscription by Funding Portal or other termination, for whatever reason, of such subscription.

2.   **Appointment of Facilitator of Escrow.** Funding Portal hereby appoints NCPS to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent, and NCPS hereby accepts such appointment, in accordance with the terms of this Agreement. Funding Portal shall take all necessary steps to assure that all funds necessary to consummate the Offering and required by the Offering Document or Law (as defined below) to be deposited into the Escrow Account are deposited in the Escrow Account. Issuer shall not receive interest on the Escrow Funds and the Escrow Account shall be a non-interest bearing account as to Issuer.

3.   **Deposits into Escrow Account.**

(a)   Funding Portal shall direct Subscribers to, and Subscribers shall, directly deliver to NCPS all Cash Investment Instruments for deposit in the Escrow Account as required by the Offering Document or Law, which shall be deposited into the Escrow Account. Any other Cash Investment Instruments transmitted to NCPS in respect of the Offering shall be deposited into the Escrow Account. Each such direction shall be accompanied by a Subscription Accounting.

ALL FUNDS DEPOSITED INTO THE ESCROW ACCOUNT PURSUANT TO THIS SECTION 3 SHALL REMAIN THE PROPERTY OF EACH SUBSCRIBER ACCORDING TO SUCH SUBSCRIBER'S INTEREST AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY NCPS, THE INSTITUTION IN SECTION 1(D) OR BY JUDGMENT OR CREDITORS' CLAIMS AGAINST ISSUER UNTIL ELIGIBLE TO BE RELEASED TO ISSUER IN ACCORDANCE WITH SECTION 4(a). ISSUER PARTY SHALL NOT RECEIVE CASH INVESTMENT INSTRUMENTS DIRECTLY FROM SUBSCRIBERS.

(b)   Issuer Party understands and agrees that all Cash Investment Instruments received by NCPS pursuant to this Agreement are subject to collection requirements of presentment, clearing and final payment, and that the funds represented thereby cannot be drawn upon or disbursed until such time as final payment has been made and is no longer subject to dishonor. NCPS shall process each Cash Investment Instrument for collection promptly upon receipt, and the proceeds thereof shall be held as part of the Escrow Funds until disbursed in accordance with Section 4. If, upon presentment for payment, any Cash Investment Instrument is dishonored, NCPS's sole obligation shall be to notify Issuer Party of such dishonor and, if applicable, to promptly return such Cash Investment Instrument to Subscriber. Notwithstanding, if for any reason any Cash Investment Instrument is uncollectible after payment or disbursement of the funds represented thereby has been made by NCPS, Issuer Party shall immediately reimburse NCPS upon receipt from NCPS of written notice thereof, including, without limitation, any fees or expenses with respect thereto, which NCPS may collect from Issuer Party pursuant to Section 10.

(c)   Upon receipt of any Cash Investment Instrument that represents payment of an amount less than or greater than the Cash Investment, NCPS's sole obligation shall be to notify Issuer Party, depending upon the source of the Cash Investment Instrument, of such fact and to pay to Subscriber by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument upon receipt from Subscriber of any required payment instructions; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information.

(d)   NCPS shall not be obligated to accept, or present for payment, any Cash Investment Instrument that is not properly made payable or endorsed as set forth in Section 1(d).

(e)   Issuer Party shall, or cause Subscriber to, provide NCPS with information sufficient to effect such return to Subscriber as outlined in this Section 3, including, without limitation, updated payment information in the event a return to Subscriber for any reason cannot be made by the same method as received by NCPS.

(f)   In the event any party other than NCPS receives a Cash Investment Instrument required by the Offering Document or Law to be deposited into escrow, Issuer Party agrees to promptly, and in no event later than one Business Day after receipt, deliver or cause to be delivered such Cash Investment Instrument to NCPS for deposit into the Escrow Account.

4.   **Disbursement of Escrow Funds.**

(a)   Subject to <u>Section 3(b)</u> and <u>Section 10</u>, NCPS shall promptly disburse in accordance with the Instruction Letter the liquidated value of the Escrow Funds from the Escrow Account to Issuer by wire transfer (or by method as otherwise agreed by NCPS) no later than one Business Day following receipt of the following documents:

(i)   Minimum Offering Notice;

(ii)   Subscription Accounting substantiating the fulfillment of the Minimum Offering;

(iii)   Instruction Letter; and

(iv)   such other certificates, notices or other documents as NCPS may reasonably require;

provided that NCPS shall not be obligated to disburse the liquidated value of the Escrow Funds to Issuer if NCPS has reason to believe that (A) Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have not been received, deposited with and collected by NCPS, or (B) any of the information or the certifications, representations, warranties or opinions set forth in the Minimum Offering Notice, Subscription Accounting, Instruction Letter or other certificates, notices or other documents are incorrect or incomplete. Once the Minimum Offering contingency has been met and after the initial disbursement of Escrow Funds to Issuer pursuant to this <u>Section 4(a)</u>, subject to <u>Section 3(b)</u> and <u>Section 10</u>, NCPS shall promptly disburse any additional funds received with respect to the Securities to Issuer by wire transfer (or by method as otherwise agreed by NCPS) no later than one Business Day after NCPS receives (1) Issuer's request for closing via NCPS's online portal, (2) Issuer's written verification that the subscriptions therefor are in good order and (3) a notice and instruction letter including notifications, confirmations, representations and warranties, as applicable, as set forth in the Minimum Offering Notice, Subscription Accounting, Instruction Letter.

*Any ACH transaction must comply with all applicable laws, rules, regulations, codes and orders of applicable governmental, regulatory, judicial and law enforcement authorities and self-regulatory authorities (collectively, "**Law**"), including, without limitation, NACHA's operating rules that apply to the ACH network as in effect from time to time. NCPS is not responsible for errors in the completion, accuracy or timeliness of any transfer properly initiated by NCPS in accordance with joint written instructions occasioned by the acts or omissions of any third party financial institution or a party to the transaction, or the insufficiency or lack of availability of funds on deposit in any account.*

FOR PURPOSES OF FULFILLING RETURNS IN <u>SECTION 3</u> ABOVE AND THIS <u>SECTION 4</u> WITH RESPECT TO A SUBSCRIBER'S PAYMENT OF A CASH INVESTMENT MADE VIA ACH AS THE CASH INVESTMENT INSTRUMENT ("ACH SUBSCRIBER"), NCPS SHALL PROCESS A RETURN OF AN ACH SUBSCRIBER'S CASH INVESTMENT AMOUNT PROMPTLY AS SOON AS SUCH FUNDS TRANSMITTED BY ACH HAVE SETTLED IN THE ESCROW ACCOUNT.

(b)   No later than three Business Days after receipt from Subscriber of any required payment instructions and receipt by NCPS of written notice: (i) from Issuer Party that Issuer Party intends to reject a Subscriber's subscription; (ii) from Issuer Party that there will be no closing of the sale of Securities to Subscribers; (iii) from any federal or state regulatory authority that any application by Issuer to conduct banking business has been denied; or (iv) from the SEC or any other federal or state regulatory authority that a stop or similar order has been issued with respect to the Offering Document and has remained in effect for at least 20 days, NCPS shall pay to such Subscriber in (i) and each Subscriber in (ii)-(iv) by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information.

(c)   Notwithstanding anything to the contrary contained herein, if NCPS shall not have received an Instruction Letter and a Minimum Offering Notice (as applicable to the Offering) on or before the

Expiration Date or the Termination Date (as defined below), subject to Section 5, NCPS shall, within three Business Days after such Expiration Date or Termination Date and receipt from Subscriber of any required payment instructions, and without any further instruction or direction from Funding Portal, pay to each Subscriber by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information. For purposes of this Agreement, "**Termination Date**" means, if the Offering is a contingent Offering, the date on which the minimum offering contingencies are required to have been met, as such date may be amended as provided in the Offering Document.

(d)   Issuer Party shall, or cause Subscriber to, provide NCPS with information sufficient to effect such payment or return to Subscriber as outlined in this Section 4, including, without limitation, updated payment information in the event a payment or return to Subscriber for any reason cannot be made by the same method as received by NCPS.

5.   **Suspension of Performance or Disbursement Into Court.** If, at any time, (a) there shall exist any dispute between Issuer Party, NCPS, any Subscriber or any other person with respect to the holding or disposition of all or any portion of the Escrow Funds or any other obligations of NCPS hereunder, or (b) NCPS is unable to determine, to NCPS's reasonable satisfaction, the proper disposition of all or any portion of the Escrow Funds or NCPS's proper actions with respect to its obligations hereunder, or (c) Funding Portal has not within 30 days of NCPS's notice of resignation pursuant to Section 7 appointed a successor provider of escrow services or agent to act hereunder, then NCPS may, in its reasonable discretion, take either or both of the following actions: (i) suspend the performance of any of its obligations (including, without limitation, any disbursement obligations) under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of NCPS or until a successor provider of escrow services or agent shall have been appointed (as the case may be); or (ii) petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to NCPS, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by Law, pay into such court all funds held by it in the Escrow Funds for holding and disposition in accordance with the instructions of such court. NCPS shall have no liability to Issuer Party, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of NCPS.

6.   **No Commingling, Investment of Funds or Interest to Issuer Party.** NCPS shall not: (a) commingle Escrow Funds received by it in escrow with funds of others that are not Escrow Funds, including funds received by NCPS in escrow in connection with any other offering of debt, equity or hybrid securities; or (b) invest such Escrow Funds. The Escrow Funds will be held in the Escrow Account, which shall not accrue interest in favor of Issuer Party or any Subscriber.

7.   **Resignation of NCPS.** NCPS may resign and be discharged from the performance of its duties hereunder at any time by giving 30 days prior written notice to Issuer Party specifying a date when such resignation shall take effect. Upon any such notice of resignation, or upon any termination of this Agreement pursuant to Section 17, Issuer Party shall appoint a successor provider of escrow services or agent hereunder prior to the effective date of such resignation or termination. NCPS shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor provider of escrow services or agent, after making copies of such records as NCPS deems advisable. After NCPS's resignation or the termination of this Agreement, as applicable, and the fulfillment of NCPS's obligations with respect thereto, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the facilitator of escrow under this Agreement.

8.   **Role of NCPS as Facilitator of Escrow.**

(a)   NCPS's sole responsibility as a participant in the Offering under this Agreement is as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent to facilitate the safekeeping with, and disbursement by, the escrow agent of the Escrow Funds, in accordance with the terms hereto. NCPS shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. NCPS may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which NCPS shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. NCPS shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines by final unappealed or non-appealable order pursuant to Section 20(a) that NCPS's fraud, willful misconduct or gross negligence was the primary cause of any Losses (as defined below) to Issuer Party ("**Ineligible Losses**").

(b)   NCPS shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Agreement or the Offering Document, or to appear in, prosecute or defend any such legal action or proceeding.

(c)   NCPS shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement, including, without limitation, the Offering Document. Without limiting the generality of the foregoing, NCPS shall not be responsible for or required to enforce any of the terms or conditions of any subscription agreement with any Subscriber or any other agreement between Issuer Party or any Subscriber. NCPS shall not be responsible or liable in any manner for the performance by Issuer or any Subscriber of their respective obligations under any subscription agreement nor shall NCPS be responsible or liable in any manner for the failure of Issuer Party or any third party (including any Subscriber) to honor any of the provisions of this Agreement.

(d)   NCPS is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by NCPS of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, NCPS is authorized, in its reasonable discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if NCPS complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. Notwithstanding the foregoing, to the extent legally permissible, NCPS shall provide Issuer Party with prompt notice of any such court order or similar demand and the opportunity to interpose an objection or obtain a protective order.

(e)   NCPS may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer Party shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel. NCPS will use reasonable efforts to provide Issuer Party with written notice prior to incurring fees and expenses of counsel pursuant to this Section 8(e).

(f)   By this Agreement, Subscribers are not customers of NCPS and NCPS shall have no obligation to determine a Subscriber's suitability to participate in the Offering, whether the Offering complies with Law, verify a Subscriber's identity or perform anti-money laundering, know your customer or other due diligence, such responsibilities being obligations of Issuer Party or Issuer Party's agents. Notwithstanding, NCPS may ask Issuer Party to provide, and Issuer Party shall provide promptly upon NCPS's request, certain information about Subscribers, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help NCPS to identify and verify a Subscriber's identity. Any further participation by NCPS in the Offering (if any) other than to facilitate escrow as set forth in this Agreement shall be governed by separate agreement.

(g)   NCPS makes no representation, warranty or covenant as to the compliance of any transaction related to the escrow with any Law. NCPS shall not be responsible for the application or use of any funds released from the Escrow Account pursuant to this Agreement.

9.   **Indemnification of NCPS.**

(a)   Issuer Party (including Issuer Party's affiliates, collectively, the "**Indemnifying Party**") agrees (and agrees to cause the other Indemnifying Parties) jointly and severally and at their own cost and expense to release, indemnify, defend and hold harmless NCPS and its affiliates and their respective directors, officers, employees, agents, representatives, advisors and consultants, and their respective successors and assigns (each, an "**NCPS Parties**"), to the fullest extent permitted by Law, from and against (and no NCPS Party shall be liable for) any Losses, joint or several, in connection with all actions (including equity owner actions), claims, disputes, inquiries, indemnification, proceedings, investigations and other legal process regardless of the source (including NCPS Parties) (collectively, "**Actions**") arising out of or relating to the offering of securities, this Agreement, the provision of NCPS's services hereunder or the engagement of NCPS hereunder (including, without limitation, any breach or alleged breach of this Agreement or any representation, warranty or covenant herein, any breach or alleged breach of Law or any rejection of a Cash Investment, or the suspension of performance or disbursement into court pursuant to Section 5), and will reimburse NCPS Parties for all expenses (including attorneys' fees) as they are incurred by NCPS Parties in connection with investigating, preparing, defending or appearing as a third party witness in connection with any such Action whether or not related to a pending or threatened Action in which NCPS is a party. Notwithstanding, Issuer Party will not be responsible for any Ineligible Losses, and NCPS agrees to immediately refund any indemnification payments made to an NCPS Party upon such determination. "**Losses**" means any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including, without limitation, reasonable attorneys' fees, the costs of enforcing any right hereunder, the costs of pursuing any insurance providers, the costs of collection and the costs of defending against or appearing as a witness, whether direct, indirect, consequential or otherwise. Indemnifying Parties shall pay to NCPS Parties all amounts due under this Section 9 promptly after written demand therefor.

(b)   Promptly after the receipt by any NCPS Party of notice of the commencement of any Action, NCPS shall, if a claim with respect thereto is or may be made against the Indemnifying Party, give the Indemnifying Party written notice of the commencement of such Action. The failure to give such notice shall not relieve any Indemnifying Party of any of its indemnification obligations, except where, and solely to the extent that, such failure actually and materially prejudices the rights of such Indemnifying Party. With respect to any Action in which a NCPS Party may be entitled to indemnification under this Agreement, the Indemnifying Party may by written notice to NCPS request to assume the defense of any such Action with counsel reasonably satisfactory to the NCPS Party. If NCPS agrees to the assumption by the Indemnifying Party of the defense of any such Action, the NCPS Party shall have the right to participate in such Action and to retain its own counsel, but the Indemnifying Party shall not be liable for any fees or expenses of other counsel subsequently incurred by such NCPS Party in connection with the defense thereof unless: (i) the Indemnifying Party has agreed to pay such fees and expenses; (ii) the Indemnifying Party shall have failed to employ counsel reasonably satisfactory to the NCPS Party in a timely manner; or (iii) the NCPS Party shall have been advised by counsel that there are actual or potential conflicting interests between the Indemnifying Party and the NCPS Party, including situations in which there are one or more legal defenses available to the NCPS Party that are different from or additional to those available to the Indemnifying Party. No Indemnifying Party shall settle any Action on behalf of a NCPS Party without the prior written consent of such NCPS Party.

(c)   In the event that NCPS performs any service not specifically provided hereinabove, or that there is any assignment or attachment of any interest in the subject matter of this escrow or any modification thereof, or that any controversy arises hereunder, or that NCPS is made a party to, or intervenes in, any dispute pertaining to this escrow or the subject matter hereof, NCPS shall be reasonably compensated therefor and reimbursed for all costs and expenses occasioned thereby; and Issuer Party hereto agree jointly and severally to pay the same and to jointly and severally and at their own cost and expense release, indemnify, defend and hold harmless the NCPS Parties pursuant to subsection (a) above, it being understood and agreed that NCPS may interplead the subject matter of this escrow into any court of competent jurisdiction, and the act of such interpleader shall immediately relieve NCPS of any duties, liabilities or responsibilities.

(d)   For the sole purpose of enforcing and otherwise giving effect to the provisions of this Section 9, Issuer Party hereby consents to personal jurisdiction and service and venue in any court in which any claim that is subject to this Agreement is brought against any NCPS Party.

(e)   If an Action is commenced or threatened and is ultimately settled, Issuer Party shall use its commercially reasonable efforts to cause NCPS and the other NCPS Parties, by name or description, to be included in any release or settlement agreement, whether or not NCPS and the other NCPS Parties are named as defendants in such Action.

10. **Compensation to NCPS.**

(a)   Issuer Party shall pay or cause to be paid to NCPS for its services as the facilitator of escrow as outlined in Exhibit B, which may be updated from time to time by NCPS by providing written notice to Issuer Party. Issuer Party's obligation to pay such fees to NCPS and reimburse NCPS for such expenses is not conditioned upon a successful closing. Upon Issuer Party's request, NCPS will provide Issuer Party with copies of all relevant invoices, receipts or other evidence of such expenses. The obligations of Issuer Party under this Section 10 shall survive any termination of this Agreement and the resignation or removal of NCPS.

(b)   All of the compensation and reimbursement obligations shall be payable by Issuer Party upon demand by NCPS and will be charged automatically by NCPS to the credit card or other payment method separately provided or as otherwise agreed by the Parties. Issuer Party consents to NCPS retaining and using Issuer Party's payment information for future invoices and as provided in this Agreement. Issuer Party agrees and acknowledges that NCPS and its third party vendors may retain and use Issuer Party's payment information to facilitate the payments provided for in this Agreement. Issuer Party agrees to provide NCPS written notice (which may be via email) of any update or changes to Issuer Party's payment information. Absent current payment information, Issuer Party shall make, or cause to be made, all payments to NCPS within 10 days of receiving an invoice therefor. All payments made to NCPS shall be in US dollars in immediately available funds.

(c)   If Issuer Party fails to make any payment when due then, in addition to all other remedies that may be available: (a) NCPS may charge interest on the past due amount at the rate of 1.5% per month, calculated daily and compounded monthly, or if lower, the highest rate permitted under Law, which Issuer Party shall pay; such interest may accrue after as well as before any judgment relating to collection of the amount due; and (b) Issuer Party shall reimburse, or cause to be reimbursed, NCPS for all costs incurred by NCPS in collecting any late payments or interest, including attorneys' fees, court costs and collection agency fees; provided that cumulative late payments are subject to the overall limits as may be required by Law as set forth in Exhibit B.

(d)   Only upon the fulfillment of the Minimum Offering, and only when Escrow Funds are eligible to be released to Issuer in accordance with Section 4(a), and otherwise in compliance with Law, NCPS is authorized to and may disburse from time to time, to itself or to any NCPS Party from the Escrow Funds (but only to the extent of Issuer's rights thereto), the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which NCPS or any NCPS Party is entitled to seek indemnification pursuant to Section 9 hereof). NCPS shall notify Issuer Party in advance of any disbursement from the Escrow Funds to itself or to any NCPS Party in respect of any compensation or reimbursement hereunder and shall furnish to Issuer copies of all related invoices and other statements.

(e)   Only upon the fulfillment of the Minimum Offering, and only when Escrow Funds are eligible to be released to Issuer in accordance with Section 4(a), and otherwise in compliance with Law, Issuer shall grant to NCPS and the NCPS Parties a security interest in and lien upon such Escrow Funds (but only to the extent of Issuer's rights thereto) to secure all obligations hereunder, and NCPS and the NCPS Parties shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to Section 9 hereof) against the Escrow Funds (but only to the extent of Issuer's rights thereto). If for any reason the Escrow Funds available to NCPS and the NCPS Parties pursuant to such security interest or right of offset are insufficient to cover such compensation and reimbursement, Issuer Party shall promptly pay such amounts to NCPS and the NCPS Parties upon receipt of an itemized invoice.

11.   **Representations and Warranties.**

(a)   Issuer Party jointly and severally represents, warrants and covenants to NCPS as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i)   Issuer Party is an entity duly organized, validly existing and in good standing under the laws of the state where it was formed. Issuer Party has all requisite power and authority to own those properties and conduct those businesses presently owned or conducted by it. Issuer Party is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification, licensure or registration, except where the failure to do so would not have a material adverse effect on Issuer Party or Issuer Party's business. Funding Portal is a SEC-registered intermediary in good standing.

(ii)   Issuer Party has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by Issuer Party and constitutes the legal, valid, binding, and enforceable obligation of Issuer Party, enforceable against Issuer Party in accordance with its terms. The execution, delivery and performance of this Agreement does not and will not: (A) conflict with or violate any of the terms of any organizational or governance document, stakeholder agreement, any court order or administrative ruling or decree to which it is a party or any of its property is subject, any agreement, contract, indenture, or other binding arrangement to which it is a party or any of its property is subject or any Law; or (B) conflict with, or result in a breach or termination of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any agreement, obligation or instrument by which Issuer Party is bound or to which any property of Issuer Party is subject, or constitute a default thereunder. The execution, delivery and performance of this Agreement is consistent with and accurately described in the Offering Document as set forth in Section 4(b) and Section 4(c) and has been properly described therein.

(iii)   Issuer Party acknowledges that the status of NCPS is that of agent only for the limited purposes set forth herein to facilitate escrow as set forth herein through the institution in Section 1(d) as escrow agent, and as an Offering pursuant to Regulation Crowdfunding, NCPS will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2), and hereby represents and covenants that no representation or implication shall be made that NCPS has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investment therein and that the name of NCPS has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that NCPS has agreed to serve as the facilitator of escrow for the limited purposes set forth herein. Issuer Party shall comply with all Law in connection with the offering of the Securities. By this Agreement, NCPS accepts no other role and assumes no other responsibilities related to the Offering, including, without limitation, managing broker-dealer, placement agent, selling group member or referring broker-dealer.

(iv)   Issuer Party has the obligation to, and shall, determine a Subscriber's suitability to participate in the Offering, make sure the Offering complies with Law and the Offering Document, verify a Subscriber's identity and perform any other due diligence in connection with the transactions contemplated by the Offering. The Offering and any offer or sale in the Offering complies with or is exempt from all applicable registrations or qualification requirements, including, without limitation, those of the SEC or state securities regulatory authorities.

(v)   No person or entity other than the Parties and the prospective Subscribers have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

(vi)   Any deposit with NCPS by Subscriber and/or Issuer Party of Cash Investment Instruments pursuant to Section 3 shall be deemed a representation and warranty by Issuer Party that such Cash Investment Instrument represents a bona fide sale to such Subscriber of the amount of Securities set forth therein in accordance with the terms of the Offering Document.

(vii)   RESERVED.

(viii)   To the extent Issuer Party will be sharing personal or financial information of a third party with NCPS in connection with this Agreement, Issuer Party shall maintain and obtain the agreement of each such third party, which shall permit the sharing of such third party's information with NCPS and its affiliates and service providers for NCPS and its affiliates and service providers to use, disclose and retain it in connection with this Agreement and the provision of the services hereunder and as required by Law. NCPS shall be a third party beneficiary to such agreement.

(ix)   Issuer Party's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides NCPS with any instructions in connection with the Escrow Account. Issuer Party shall immediately notify NCPS if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

(x)   Issuer Party shall provide NCPS with immediate notice of any Action (as defined above), threatened Action or facts or circumstances that could lead to any Action involving any NCPS Party, the escrow agent or this Agreement.

(b)   NCPS represents, warrants and covenants to Issuer Party as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i)   NCPS is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. NCPS is a broker-dealer registered with the SEC and a member of FINRA and SIPC. NCPS is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its obligations herein require such qualification, license or registration, except where the failure to do so would not have a material adverse effect on NCPS's ability to perform its obligations under this Agreement.

(ii)   NCPS has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by NCPS and constitutes the legal, valid, binding, and enforceable obligation of NCPS, enforceable against NCPS in accordance with its terms. NCPS shall comply with Law in all material respects in performing its obligations under this Agreement.

(iii)   NCPS's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides NCPS with any instructions in connection with the Escrow Account. NCPS shall promptly notify Issuer Party if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

12.   **Disclaimer of Advice.** Issuer Party is NCPS's sole customer pursuant to this Agreement. By this Agreement, NCPS is not undertaking to provide any recommendations or advice to any party, including any Subscriber who may be a retail investor, in connection with any offering of securities, NCPS's engagement hereunder or its provision of the services contemplated by this Agreement (including, without limitation, business, investment, solicitation, legal, accounting, regulatory or tax advice).

13.   **Survival.** Notwithstanding the expiration or termination of this Agreement or the resignation or removal of NCPS as the facilitator of escrow, the Parties shall continue to be bound by the provisions of this Agreement that reasonably require some action or forbearance (or are required to implement such action or forbearance) after such expiration or termination, including, but not limited to, those related to fees and expenses, indemnities, limitations of and exclusions to liability, warranties, choice of law, jurisdiction and dispute resolution and such provisions shall remain operative and in full force and effect and shall survive any disbursement of Escrow Funds and the expiration or termination of this Agreement. Except as the context otherwise requires, all representations, warranties and covenants of a Party contained in this Agreement shall be deemed to be representations, warranties and covenants during the Term, and such representations, warranties and covenants shall remain operative and in full force and effect and shall survive the sale of, and payment for, the securities and the expiration or termination of this Agreement to the extent required for the enforcement thereof.

14.   **Assignment.** Except as provided in Section 17, no Party shall assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law or contract or otherwise, without each other Party's prior written consent; provided NCPS may assign or otherwise transfer its rights, or delegate or otherwise transfer its obligations or performance, under this Agreement pursuant to Section 7 or to an affiliated provider of escrow services or agent without any other Party's consent. Any purported assignment, delegation or transfer in violation of this Section 14 is void. Subject to this Section 14, this Agreement is

binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns irrespective of any change with regard to the name of or the personnel of any Party.

15. **Entirety.** This Agreement incorporates by reference NCPS's and its affiliates' data privacy policies and website terms of use, as posted on NCPS's and its affiliates' website from time to time, with which Issuer Party shall, and shall cause investors to, comply. This Agreement (including all exhibits, all schedules and NCPS's and its affiliates' data privacy policies and website terms of use) constitutes the sole and entire agreement between the Parties with respect to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of NCPS with respect to the Escrow Funds and supersedes and merges all prior and contemporaneous proposals, understandings, agreements, representations and warranties, both written and oral, between the Parties relating to such subject matter.

16. **Amendment; Waiver.** Except as set forth in Section 7, Section 14 and Section 22, no amendment to or modification of this Agreement will be effective unless it is in writing and signed by an authorized representative of each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17. **Term and Termination.**

(a)   The term of this Agreement commences as of the Effective Date and, unless terminated earlier pursuant to any of this Agreement's express provisions, will continue in effect until the first to occur of the final closing of the Offering and/or the disbursement of all amounts in the Escrow Funds or deposit of all amounts in the Escrow Funds into court pursuant to Section 5 or Section 8 hereof ("**Term**"), at which time this Agreement shall terminate and NCPS shall have no further obligation or liability whatsoever with respect to the Escrow Funds.

(b)   Notwithstanding, NCPS may terminate this Agreement for cause immediately without notice to Issuer Party upon: (i) fraud, malfeasance or willful misconduct by Issuer Party or any of their affiliates; (ii) conduct by Issuer Party or any of their affiliates that may jeopardize NCPS's current business, prospective business or professional reputation; (iii) any material breach by Issuer Party of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured), including, but not limited to, any failure to pay any amount under this Agreement when due; or (iv) if Issuer Party ceases regular operations or files any petition or commences any case or proceeding under any provision or chapter of the Federal Bankruptcy Act, the Federal Bankruptcy Code, or any other federal or state law relating to insolvency, bankruptcy or reorganization; the adjudication that Issuer Party is insolvent or bankrupt or the entry of an order for relief under the Federal Bankruptcy Code with respect to Issuer; an assignment for the benefit of creditors; the convening by Issuer Party of a meeting of its creditors, or any class thereof, for purposes of effecting a moratorium upon or extension or composition of its debts; or the failure of Issuer Party generally to pay its debts on a timely basis ("**Bankruptcy Event**"). Notwithstanding, Issuer Party may terminate this Agreement: (i) for cause immediately with notice to NCPS upon: (A) NCPS's fraud, willful misconduct or gross negligence; (B) any material breach by NCPS of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured); or (C) upon a Bankruptcy Event of NCPS; or (ii) with 30 days' prior written notice to NCPS in the event of any increase in the amount of fees or expenses pursuant to Section 10(a) and Exhibit B and such increase is not either applicable to NCPS's escrow services customers generally or reasonably related to the specific services being provided to Issuer Party. Any Party may terminate this Agreement for any other or no reason with 90 days' prior written notice to each other Party.

(c)   No termination or expiration of this Agreement shall affect the ongoing obligations of Issuer Party to make payments to NCPS in accordance with the terms hereunder and such obligations shall survive. Issuer Party shall pay or shall cause to be paid all previously-accrued but not yet paid fees on receipt of NCPS's invoice therefor or as otherwise set forth in Exhibit B, Section 9 or Section 10. In addition, Issuer Party shall remove any and all references to NCPS from any Offering Document, cease use of NCPS intellectual property and no longer refer to NCPS in connection with the Offering.

18.   **Dealings.** NCPS and any stockholder, director, officer or employee of NCPS may buy, sell and deal in any of the securities of Issuer Party and become pecuniarily interested in any transaction in which Issuer Party may be interested, and contract and lend money to Issuer and otherwise act as fully and freely as though it were not the facilitator of escrow under this Agreement. Nothing herein shall preclude NCPS from acting in any other capacity for Issuer Party or any other entity.

19.   **Compliance with Law; Further Assurances.** The Parties expressly agree that, to the extent that the existing law relating to this Agreement changes, and such change affects this Agreement, they will reform the affected portion of this Agreement to comply with the change. Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes of this Agreement.

20.   **Choice of Law, Jurisdiction and Dispute Resolution.**

(a)   This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to its choice of law, conflict of laws or "borrowing", statutes, rules, principles and precedent. The Parties irrevocably consent to the exclusive jurisdiction of the state and federal courts located in the State of New York, County of New York.

(b)   Each Party acknowledges and agrees that a breach or threatened breach by a Party of any of its obligations under this Agreement may cause any other Party irreparable harm for which monetary damages may not be an adequate remedy and agrees that, in the event of such breach or threatened breach, any other Party will be entitled to seek equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from any court, without any requirement to post a bond or other security, or to prove actual damages or that monetary damages are not an adequate remedy. Such remedies and any other remedies set forth in this Agreement are not exclusive and are cumulative in addition to all other remedies that may be available at law, in equity or otherwise.

(c)   TO THE FULLEST EXTENT PERMITTED BY LAW, EXCEPT FOR INELIGIBLE LOSSES, THE COLLECTIVE AGGREGATE LIABILITY OF THE NCPS PARTIES UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER, TO ISSUER PARTY, ANY OTHER PARTY OR THIRD PARTY, UNDER ANY LEGAL OR EQUITABLE THEORY, WHETHER ARISING OUT OF TORT (INCLUDING NEGLIGENCE), BREACH OF CONTRACT, STRICT LIABILITY, INDEMNIFICATION, BREACH OF STATUTORY DUTY, BREACH OF WARRANTY, RESTITUTION OR OTHERWISE, WHETHER BROUGHT DIRECTLY OR AS A THIRD PARTY CLAIM, SHALL BE LIMITED TO THE LESSER OF (A) $1,000 OR (B) THE AMOUNT OF FEES PAID BY ISSUER PARTY TO AND RECEIVED BY NCPS DURING THE SIX MONTHS PRECEDING THE DATE OF THE EVENT GIVING RISE TO THE ACCRUAL OF THE ACTION.

(d)   EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. To the full extent permitted by law, no legal proceeding shall be joined with any other or decided on a class-action basis.

(e)   Subject to Section 20(c), in any Action, by which one Party either seeks to enforce this Agreement or seeks a declaration of any rights or obligations under this Agreement, the non-prevailing Party will pay the prevailing Party's costs and expenses, including, but not limited to, reasonable attorneys' fees.

(f)   None of the NCPS Parties shall be liable to any Issuer Party or to anyone else for any special, exemplary, indirect, incidental, consequential or punitive damages of any kind or for any costs of procurement of substitution of services or any lost profits, lost business, trading losses, loss of use of data or interruption of business or services arising out of this Agreement, including, without limitation, any breach of this Agreement or any services performed, regardless of the basis of liability.

(g)   All rights and remedies of any Party in this Agreement will be in addition to all other rights and remedies available at law or in equity.

21.   **Notices; Consent to Electronic Communications.** All notices, requests, consents, claims, demands, waivers and other communications under this Agreement ("**notices**") have binding legal effect only if in writing and addressed to a Party as set forth on the signature page hereto (or to such other address that such Party may designate from time to time in accordance with this Section 21). Notices sent in accordance with this Section 21 will be deemed effectively given: (a) when received, if delivered by hand, with signed

confirmation of receipt; (b) when received, if sent by a nationally recognized overnight courier, signature required; (c) on the third day after the date mailed by certified or registered mail, return receipt requested, postage prepaid; or (d) upon receipt by recipient's email system, if sent by email.

22. **Severability.** If any provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction. Upon such determination that any provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

23. **Relationship of the Parties.** Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and no Party shall have authority to contract for or bind any other Party in any manner whatsoever.

24. **No Third Party Beneficiaries.** Except as otherwise set forth in Section 9, this Agreement is for the sole benefit of the Parties and, subject to Section 14, their respective successors and assigns. Nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. NCPS Parties shall be third party beneficiaries as set forth in Section 9.

25. **Interpretation; Headings and References.** The Parties intend this Agreement to be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. Further, the headings used in this Agreement and the references throughout to the policies and documents constituting this Agreement are for convenience only and are not intended to be used as an aid to interpretation. All such references are subject to the full text of such policies and documents.

26. **Gender; Number.** Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. If one or more persons or entities constitute "**Issuer Party**", as defined in the introductory paragraph, references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally.

27. **Intellectual Property; Confidential Information.** All trademarks, service marks, patents, copyrights, trade secrets, confidential information, and other proprietary rights of each Party shall remain the exclusive property of such Party, whether or not specifically recognized or perfected under Law. No Party shall use, disclose or retain confidential information (including personally identifiable information or other account information) of any other Party or any third parties that such Party or its affiliates or their employees, directors, officers, consultants, independent contractors, advisors and auditors may receive or otherwise have access to in connection with the transactions contemplated by this Agreement except as contemplated by this Agreement or the performance hereof. Each Party may retain copies of and disclose any data or information collected from or on behalf of any other Party as required in connection with legal, financial or regulatory filings, audits, discussions or examinations or as required by Law.

28. **Counterparts.** This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. Upon execution and delivery of a counterpart to this Agreement by the Parties, each Party shall be bound by this Agreement. A signed copy of this Agreement by facsimile, email or other means of electronic transmission or signature is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

29. **Anti-Money Laundering.**

(a) Issuer Party acknowledges that NCPS is subject to U.S. federal Law, including the CIP requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which NCPS must obtain, verify and record information that allows NCPS to identify customers of NCPS opening accounts. Accordingly, NCPS will ask Issuer Party to provide, and Issuer Party shall provide upon NCPS's request, certain information, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help NCPS to identify and verify a person's identity.

(b)   The Parties agree to comply with all applicable anti-money laundering Law and government guidance, including the reporting, recordkeeping and compliance requirements of the Bank Secrecy Act, as amended by the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2002, Title III of the USA PATRIOT Act, its implementing regulations, and related SEC, state regulatory organizations and FINRA rules. Each Party shall comply with all other anti-money laundering Law outside of the U.S. applicable to such Party or such Party's activities under this Agreement.

30.   **Privacy.**

(a)   Each Party agrees any non-public personal information (as defined in Regulation S-P of the SEC) disclosed to it in connection with this Agreement is being disclosed for the specific purpose of permitting such Party to perform such Party's obligations and the services set forth in this Agreement. Each Party agrees that, with respect to such information, it will comply with all applicable U.S. privacy Law (including, without limitation, as applicable to the Party, Regulation S-P of the SEC and the Gramm-Leach-Bliley Act (15 U.S.C § 6081 et seq.)) and it will not disclose any non-public personal information received in connection with this Agreement to any other party (except to the other Party), except to the extent required to carry out this Agreement or as otherwise permitted or required by Law. Each Party shall comply with all other privacy Law outside of the U.S. applicable to such Party or such Party's activities in connection with this Agreement.

(b)   In relation to each Party's performance of this Agreement, each Party shall, as applicable to such Party: (a) comply with all applicable requirements of Data Privacy Law (as defined below), when collecting, using, retaining or disclosing personal information; (b) limit personal information collection, use, retention and disclosure to activities reasonably necessary and proportionate to the performance of this Agreement or other compatible operational purpose; (c) only collect, use, retain or disclose personal information collected in connection with this Agreement; (d) not collect, use, retain, disclose, sell or otherwise make personal information available for such Party's own commercial purposes or in a way that does not comply with Data Privacy Law; (e) promptly comply with another Party's request or instruction requiring such Party to provide, amend, transfer or delete the personal information, or to stop, mitigate, or remedy any unauthorized processing; (f) reasonably cooperate and assist another Party in meeting any compliance obligations and responding to related inquiries, including responding to verifiable consumer requests, taking into account the nature of such Party's processing and the information available to such Party; and (g) notify each other Party immediately if it receives any complaint, notice or communication that directly or indirectly relates to any Party's compliance in connection with this Agreement. For purposes of this Agreement, "**Data Privacy Law**" means applicable local, state, national and international laws, rules, regulations and orders of any governmental, judicial, regulatory or enforcement authority or self-regulatory organization regarding consumer data privacy rights.

31.   **Citations.** Any reference to Law are current citations. Any changes in the citations (whether or not there are any changes in the text of such Law) shall be automatically incorporated into this Agreement.

[Signatures appear on following page(s).]

In witness whereof, the Parties have duly executed this Agreement effective as of the Effective Date.

Effective Date: 9/16/2024

Offering Name: Cold Zero, LLC

Minimum Offering: $40,000.00

Total Offering Amount: $1,200,000.00

Offering Exemption: Regulation Crowdfunding

ISSUER:

Entity Name: Cold Zero, LLC

Jurisdiction: Iowa

DocuSigned by:

By: Casey Maxted

D7077C7E372043B... (Signature)

Name: Casey Maxted

Title: CEO

Date: 9/16/2024

Email: casey@coldzerospirits.com

With a copy to:

Address: 1875 Silver Maple Trail

North Liberty, IA 52317

Phone No.: 1-319-333-4001

FUNDING PORTAL:

Entity Name: Main Street Bond, LLC

Jurisdiction: Utah

DocuSigned by:

By: Kenneth Brenneman

81AD8584A104424... (Signature)

Name: Kenneth Brenneman

Title: CEO

Date: 9/16/2024

Email: kenneth@mainstreetbond.com

Address: 1326 Westwood Rd

Bountiful, UT 84010

Phone No.: 307-761-1139

NCPS:

North Capital Private Securities Corporation

Jurisdiction: Delaware

Signed by:

By: Linsey Harkness

2679354EE383463... (Signature)

Name: Linsey Harkness

Title: Managing Director

Date: 9/13/2024

Email: jdowd@northcapital.com

With a copy to: lharkness@northcapital.com

dwatson@northcapital.com

escrow-ops@northcapital.com

Address: 623 E. Fort Union Boulevard, Suite 101

Midvale, Utah 84047

EXHIBIT A

CONTINGENT OFFERING

If the Offering is a contingent offering, the distribution is being made with the express understanding that Escrow Funds are not to be released to Issuer until some further event or contingency occurs, as described in this Exhibit A.

Investor funds will be promptly deposited in a separate bank escrow account, with NCPS serving as agent for the persons who have the beneficial interests therein, until the appropriate event or contingency has occurred.

Upon certification that all contingencies have been met, the Escrow Funds will be promptly distributed to Issuer. If the contingencies fail to be satisfied as required by the Offering, the Escrow Funds will be returned to the persons or entities entitled thereto.

The following contingencies apply to the Offering (*please check all that apply*):

☐ None.

☒ Issuer KYC, AML, and Bad Actor Check screening are complete for Issuer and all Control Persons of Issuer.

☒ Certain listed events will have occurred prior to closing (*please specify*):

Subscriptions for at least the Minimum Offering of $ 40,000.00 (amount) to be received by 09/12/2025 (date), as such amount and date may be amended as provided in the Offering Document.

☐ Other contingencies (*please describe*):

DS kB DS CM

EXHIBIT B

FEES AND EXPENSES

Escrow Administration Fee:*	$575 set-up and administration for 12 months (or partial period); $250 for each additional 12 months (or partial period)
Issuer Routable Account Number:	$150 per month
Out-of-Pocket Expenses:**	Billed at cost
Check Handling:	$10.00 per check (incoming/outgoing)
Transactional Costs:***	$100.00 for each additional escrow break
	$150.00 for each escrow amendment
	$100.00 for reprocessing a closing
	$250.00 per hour for extraordinary return reconciliation and processing
Wire Handling:	$25.00 per domestic wire (incoming/outgoing)
	$45.00 per international wire (incoming/outgoing)
ACH Disbursements:	0.15% on the amount transferred
ACH Dispute/Chargeback:	$50.00 per reversal/chargeback
ACH Failure Return Fee:	$1.50 per failure/return
Plaid Bank Verification Fee:****	$1.80 per linked account
Credit Card Transaction Fees Percentage Rate:****	3.15% on the amount transferred
Credit Card Transaction Fees Base Rate:****	$0.70 per each transaction
Credit Card Dispute/Chargeback Fee:****	$50.00 per reversal/chargeback
Bad Actor Checks:*****	$100.00 per covered person

Issuer Party shall pay NCPS the Escrow Administration Fee upon execution of this Agreement. In the event the escrow is not funded, the Fee and all related expenses, including attorneys' fees, remain due and payable, and once paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

Issuer Party shall pay all fees and expenses (including, without limitation, payment for or reimbursement of any uncollectible Cash Investment Instruments or chargebacks, reversals or other amounts) immediately upon NCPS's demand, or at NCPS's option, NCPS may deduct such fees from any disbursement of Escrow Funds from the Escrow Account as provided in Section 10(d).

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an Escrow Account and are subject to reasonable adjustment based on final review of documents, or when NCPS is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports and legal fees, will be billed as extraordinary expenses and capped at $15,000 (except as provided by Section 9).

Extraordinary fees are payable to NCPS for duties or responsibilities not expected to be incurred at the outset of the transaction, not routine or customary, and not incurred in the ordinary course of business. Payment of extraordinary fees is appropriate where particular inquiries, events or developments are unexpected, even if the possibility of such things could have been identified at the inception of the transaction.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by the same Escrow Agreement may incur an additional charge. Transaction costs include charges for wire transfers, ACHs, checks, internal transfers and securities transactions.

NCPS may increase the amounts set forth in this Exhibit B by providing written notice to Issuer Party such increase to be effective as of such notice, and the fees will be deemed amended accordingly without further notice or consent; provided that Issuer Party may terminate this Agreement pursuant to Section 17.

NCPS may submit any payment information provided to it by an Issuer Party in connection with this Agreement against any fees due from such Issuer Party. Each Issuer Party consents to NCPS retaining and using such payment information for future invoices and as provided in this Agreement. All payments shall be in US dollars in immediately available funds.

*Escrow Administration Fee includes KYC and AML due diligence for up to three entities for a single escrow account. If the escrow account under review has more than two control entities associated with the issuing entity, a $25 fee will be assessed for each additional entity review.

**Out-Of-Pocket Expenses include any custom features or additional work that the North Capital team may need to perform. These fees are uncommon and will be disclosed in such cases prior to invoicing.

***Reprocessing fees apply if a closing is submitted but not ready to be processed (including, but not limited to, Flow of Funds not complete or funds not settled in escrow).

****If applicable to the Offering and subject to the terms and conditions for NCPS's payment processing facilitation services.

*****Covered persons include, but are not limited to, the issuer, directors, general partners, managing members, executive officers, 20% beneficial owners, and promoters connected to the issuer. A complete list of covered persons can be found at https://www.sec.gov/info/smallbus/secg/bad-actor-small-entity-compliance-guide#part2.

******The fees payable under this Agreement, plus the other relevant fees, attributable to any public offering (including any interest thereon), shall be capped at an aggregate amount not to exceed as permitted by applicable FINRA rules.

ALL FEES AND EXPENSES PAID TO NCPS ARE NON-REFUNDABLE ABSENT ERROR OR MISTAKE.

PLATFORM LISTING AGREEMENT

This Platform Listing Agreement ("Agreement") is made and entered into as of September 18, 2024 ("Effective Date") by and between Community Bond, LLC, a Utah limited liability company ("CB") and Cold Zero, LLC ("Issuer") (each, a "Party," and collectively, the "Parties").

WHEREAS Issuer seeks to complete an offering ("Offering") of the Issuer's securities ("Securities") under section 4(a)(6), Regulation Crowdfunding ("Reg CF"), of the Securities Act of 1933 (the "Securities Act");

WHEREAS Issuer intends the Offering be facilitated by CB though its FINRA-registered funding portal located at https://www.mainstreetbond.com/ including all branches and subdomains thereof (the "Portal").

NOW, THEREFORE, in consideration of the mutual promises and covenants herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

1. **Definitions.** The following terms shall have the meanings ascribed below, and these definitions shall apply for all purposes unless otherwise stated or the context clearly indicates a different meaning:

   (a) "Affiliate" means an individual, corporation, partnership, or other legal entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, a specified entity. Control, as used in this definition, means the power to direct or cause the direction of the management and policies of the entity, whether through ownership of voting securities, by contract, or otherwise.

   (b) "CB Commissions" means cash Proceeds equal to 5 percent (5.0%) of the amount raised by the Issuer from a Successful Offering, and a securities interest equal to 0 percent (0.0%) of the total Securities issued as part of such Successful Offering, such securities interest issued pursuant to Section 4(a)(2) of the Securities Act.

   (c) "Closing Date" means the deadline by which the Issuer must raise the Target Offering Amount or withdraw the Offering.

   (d) "Escrow Account" means the account established by the Escrow Agent at the direction of CB.

   (e) "Escrow Agent" means a neutral third-party entity approved by the SEC and FINRA to hold proceeds on behalf of Investors.

   (f) "Escrow Fees" means the amount paid by the Issuer to CB to reimburse CB for the cost to open and facilitate such Escrow Account as governed by each relevant tri-party escrow agreement by and between CB, the Issuer, and the Escrow Agent.

   (g) "Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

   (h) "Extended Closing Date" means an amended Closing Date resulting from a decision by the Issuer to materially change the terms of the Offering by extending the Closing Date, which may occur one or more times with CB's consent. The Extended Closing Date will supersede the Closing Date for the purpose of this Agreement.

(i) "FINRA" means the Financial Industry Regulatory Authority.

(j) "Investor" means any Person who accesses materials related to the Issuer's Offering, regardless of whether they make an investment commitment in the Offering.

(k) "Issuer Information" means information related to the Issuer and/or the Offering as provided by Issuer on the Portal and Form C.

(l) "Material" means information that a reasonable Investor would consider important in deciding whether to purchase the Securities.

(m) "Offering Fees" means all fees incurred by CB on behalf of the Issuer, with the Issuer's prior approval, a $5 per Investor processing fee charged to CB by its technology provider, Escrow Fees, and all fees associated with the use of any credit card or alternative considerations processors.

(n) "Person" means any individual, partnership, corporation, trust, limited liability company, or other entity.

(o) "Proceeds" means cash and other consideration contributed by Investors subscribing to the Offering.

(p) "Securities Act" means the Securities Act of 1933, as amended.

(q) "SEC" means the U.S. Securities and Exchange Commission.

(r) "Successful Closing" means the completion of a Successful Offering and the disbursement of all Proceeds to the Parties.

(s) "Successful Offering" means an offering that satisfies the requirements of Reg CF and the conditions set by the Issuer such as raising the Target Offering Amount by the Closing Date.

(t) "Target Offering Amount" means the threshold amount the Issuer must raise in order to complete its Offering.

(u) "Termination" means termination of this Agreement pursuant to Section 25.

(v) "Transfer Agent" means an agent registered under section 17A of the Exchange Act appointed to track the initial ownership and subsequent changes in ownership of the Securities of the Issuer.

2. Term. This Agreement shall commence on the Effective Date and shall end upon the earlier of (i) a Successful Closing or (ii) Termination by either Party pursuant to Section 25.

3. Onboarding Fee. Upon execution of this Agreement, Issuer shall pay CB an onboarding fee of $5,975 ("Onboarding Fee"). The Onboarding Fee is non-refundable and earned on receipt even if this Agreement is terminated and regardless of whether the Issuer ultimately conducts an Offering on the Portal (including if, after conducting due diligence, CB rejects the Issuer as ineligible to conduct a Reg CF offering) and whether the Issuer's offering is ultimately successful. Issuer agrees that is solely responsible for all costs and commissions associated with the Offering unless expressly waived, in writing, by an authorized executive representative of CB;

4. **Funding Portal Status; Onboarding; Due Diligence.** CB shall maintain its status as a Funding Portal (as such term is defined in section 3(a)(80) of the Exchange Act) registered with the SEC and a member of the Financial Industry Regulatory Authority ("***FINRA***") and shall inform Issuer if this status changes before or during the Offering. Issuer understands and acknowledges that CB, as a FINRA-registered Funding Portal, has an obligation (pursuant to Rule 301(c) of Regulation Crowdfunding) to deny access to its platform when (and to promptly remove from its platform if it later learns or determines that) (a) any Issuer or affiliated Person is disqualified under Reg CF Rule 503 or (b) it has a reasonable basis for believing that Issuer or the Offering presents the potential for fraud or otherwise raises concerns about Investor protection. Issuer agrees to comply with any and all requests for information from CB to help CB meet these or any other regulatory obligations. The following Persons (whether natural or entity), will (i) provide copies of their government-issued identification cards or certificates of good standing (as applicable) and (ii) consent to background checks conducted by CB and/or third party vendors: (A) Persons who are the beneficial owners of twenty-percent (20%) or more of Issuer, personally or through a controlled entity, ("Owners"); (B) duly appointed officers of Issuer ("Officers"); and (C) duly appointed managers and directors of Issuer ("Directors," collectively with Owners and Officers, "Covered Persons")). Issuer consents to any such Covered Persons being searched through CB's background check provider. Issuer understands and agrees that any Covered Person's failure to pass the background check, as determined by CB or the Escrow Agent respectively in their absolute discretion, will result in the Termination of this Agreement. CB reserves the right to extend the provisions of this Section to other Persons (making each such Person a Covered Person), at CB's sole discretion, whom CB deems relevant to ensuring compliance with Reg CF Rule 301, and such Persons' compliance with this provision is explicitly required to meet its terms.

5. **Rights and Responsibilities of CB.** Issuer agrees that it must meet all suitability requirements under Reg CF and CB's internal policies, as dictated by CB's confidential and proprietary internal *written supervisory procedures*, published policies on the Portal, and other applicable regulations (collectively, the "***CB Policies***"), in order to complete a Successful Offering. CB reserves the right to accept, reject, or withdraw any Offering or any investment commitment made by an Investor if CB, in its sole discretion, determines such action (a) is in the best interests of the general public or of one or more Investors, (b) is required by applicable law or CB Policies, or (c) is reasonably appropriate to protect CB's reputation. CB, in consultation with the Escrow Agent, reserves the right to accept or reject any method of payment for Securities in the Offering. Issuer agrees that, regardless of the success or failure of the Offering, Issuer will use commercially reasonable efforts to assist CB in meeting any obligations related to the Offering and this Agreement under applicable law. Further, CB reserves the right to reject any request for collaboration with a third-party agent engaged by Issuer if CB deems, in its sole discretion, that it is in the best interest of the Portal or Investors to do so.

6. **Agency.** Issuer hereby appoints CB, and its Associated Persons, as defined in FINRA Rule 1011, as its agent, to act for Issuer and in Issuer's name, place and stead, with full power of substitution, and for its use and benefit, to prepare, and to sign, acknowledge, swear to, deliver, file or record, at the appropriate offices, regulatory agencies or other bodies, any and all documents, forms, certificates, and instruments as may be deemed necessary or desirable by CB to carry out fully the provisions of this Agreement and Reg CF in accordance with their terms, which agency shall survive the dissolution of Issuer. This appointment shall be irrevocable. CB disclaims, and Issuer agrees that CB shall not incur any liability or be deemed a fiduciary as a result of such appointment and any actions arising therefrom.

7. **Limited Exclusivity.** From the Effective Date until the earlier (i) of the close of a Successful Offering or (ii) the Termination of this Agreement and the payment of all Offering Fees due to CB, Issuer agrees to

not enter into any agreement to offer or sell the Securities, or other securities of Issuer or any Affiliate of Issuer, on a funding-portal or through a broker-dealer conducting transactions under section 4(a)(6) of the Securities Act.

8.   Obligations of the Issuer. Issuer is solely responsible for the completeness and accuracy of the information about its business and the Offering as (i) provided to CB while preparing for the Offering, (ii) submitted to the U.S. Securities and Exchange Commission ("*SEC*") on Form C ("*Form C*"), and (iii) presented to the public through the Portal or other mediums of communication. Issuer shall exercise commercially reasonable efforts to conduct the Offering on the Portal, including meeting all necessary legal, accounting, and securities filing requirements to do so, as reasonably determined by CB. Issuer agrees and acknowledges that it will provide information related to itself and the Offering ("Issuer Information") through both the Portal and Form C filed with the SEC (to be displayed on the Portal). Issuer agrees that Issuer Information will not contain any Material misstatements or omissions, and that Issuer will immediately correct any errors it identifies in previously provided Issuer Information by providing written Notice to the Portal. Issuer agrees that at all times during the Offering, Issuer, with the guidance of such Issuer's independent counsel, will take affirmative steps to make timely updates to the Form C should any Material Issuer Information provided to CB or on Form C prove untrue or in need of qualification or correction. If Issuer has "tested-the-waters" pursuant to Securities Act Rule 241 or Reg CF Rule 206, independently or through the Portal, within thirty (30) days prior to the Effective Date of this Agreement, such communications shall be considered Issuer Information for the purpose of this Agreement to the extent such communications were made in writing. CB will have sole discretion as to how the Securities and Issuer are classified on the Portal.

9.   Setting Offering Terms. Issuer understands that it is responsible for setting all material terms of the Offering, including but not limited to, the forms of consideration to be accepted, the Target Offering Amount, which Issuer must reach by the Closing Date, the Maximum Offering Amount, the jurisdictions in which the Offering will solicit and accept investment commitments, and the terms of the securities issued during the Offering, as disclosed on Form C filed with the SEC in consultation with CB.

10. Portal Access; Intellectual Property. Issuer agrees that it has limited permissions to use or access the Portal pursuant to the services provided under this Agreement, and that Issuer does not have the right to access the Portal for reasons unrelated to the Offering nor the right to use any of CB's trademarks, trade-dress, copyrighted material, or other intellectual property without CB's written consent, which may be withheld in CB's sole discretion. Issuer may not state the Offering constitutes an endorsement by and/or partnership with CB under any circumstances.

Issuer agrees to grant Portal a nonexclusive, non-transferable, royalty-free, worldwide license to use Issuer's logos, trademarks, or other intellectual property as provided by Issuer in connection with the Offering and to communicate truthful descriptions of the Offering in connection with advertising for CB.

11. State Regulatory Compliance. Issuer is solely responsible for determining whether there are any necessary state regulatory filings to be made in connection with its offering and, if applicable, making such filings in a timely manner.

12. Advertising Compliance. Issuer agrees that each and every one of its Covered Persons, employees, related Persons, and agents will follow all rules related to advertising the Offering, as provided by the SEC, FINRA, and in any guidance provided by or on the Portal.

13. Portal Comments. Issuer agrees to make commercially reasonable efforts to respond to comments left for Issuer on the Portal in a timely manner (for the avoidance of doubt, such responses shall be Issuer Information for purposes of this Agreement and must be accurate and complete in all Material respects). Issuer agrees that CB will be the sole adjudicator of any comments left on the Offering-page that may be considered (I) spam, (II) fraudulent, or (III) disruptive to the Offering, such adjudication to be carried out pursuant to the CB Policies.

14. Oversubscription. Issuer agrees that it will follow the procedure laid out in Issuer's most recently filed Form C when determining which Investors will receive an allocation in the Offering in the event the Offering is oversubscribed. Issuer agrees that any Investor that fails to (a) verify their identity, (b) confirm their contact information or (c) fund their investment commitment, when prompted, for fifteen (15) calendar days or more will have their investment commitment rejected pursuant to the CB Policies. Issuer understands that an Offering must be open and accepting investment commitments for a minimum of twenty-one (21) calendar days pursuant to Reg CF Rule 304. If Issuer ends the Offering early, pursuant to Reg CF Rule 304(b), that earlier closing date shall supersede the Closing Date.

15. Payment and Escrow Services. Issuer agrees to (i) use the qualified Escrow Agent selected by CB, by entering into an escrow services agreement; (ii) pay the Escrow Fees; (iii) establish an Escrow Account with such Escrow Agent, and such Escrow Account shall be the sole means of collecting monies contributed by Investors subscribing to the Offering ("**Proceeds**"), and (iv) and enter into any other payment servicing agreements necessary to facilitate the Offering as mutually agreed to by the Parties. Issuer acknowledges and agrees that CB and its Affiliates make no representations and cannot provide guarantees regarding the performance of the Escrow Agent

16. Offering Outcome and Financial Obligations. Upon a Successful Offering, Issuer will promptly satisfy, out of the Proceeds held in the Escrow Account, (a) the CB Commissions and (a) Offering Fees due to CB. In the event Issuer is unable to meet the conditions for a Successful Offering, for whatever reason, including CB exercising its Termination rights under this Agreement, in which case the Offering shall be withdrawn ("Withdrawn Offering"), or the Offering's expiration without meeting the Target Offering Amount ("Unsuccessful Offering"), Issuer agrees to promptly pay all applicable Offering Fees, but shall not be liable to pay the CB Commission. Issuer acknowledges and agrees that, in conformance with Reg CF, CB is solely authorized and solely responsible for providing instructions to the Escrow Agent for the distribution of Proceeds held in the Escrow Account (including with respect to any fees payable from the Proceeds).

17. Distribution of Proceeds. In the event of a Successful Offering, CB will use commercially reasonable efforts to direct the Escrow Agent to send Issuer all Proceeds due to it in a timely manner, less the amounts due to CB. CB will use commercially reasonable efforts to provide Issuer a list of Investors and a full accounting of the Successful Offering within ninety (90) calendar days of the Closing Date or Extended Closing Date. In the event the Escrow Agent causes any delay in CB's aforementioned duties under this Section, Issuer will have no recourse against CB.

18. Transfer Agent. Issuer agrees that upon a Successful Closing, Issuer will (A) engage a Transfer Agent for all securities issued by Issuer, and retain the same for at least one (1) calendar year (B) provide evidence to CB that Issuer already retains a Transfer Agent, or (C) provide evidence to CB that Issuer or their counsel have means to properly track the Securities sold and are otherwise exempt from the requirement to retain a Transfer Agent. Issuer further agrees that CB, in its sole discretion, may withhold Investors' personal identifying information from Issuer. Issuer agrees to restrict transfer of the Securities, and any Securities derived from such Securities, in accordance with applicable state, federal, and foreign law including Reg CF Rule 501 (methods to restrict improper transfer may include the application of legends, instructions to any relevant Transfer Agent, technological restrictions on transfers, and other means). CB makes no representations or warranties with regard to any Transfer Agent.

19. Post-Offering Obligations. Once a Successful Offering is concluded and the Securities have been issued, CB shall have no obligation or liability with respect to the management, disposal, or any other aspect of the Securities. Issuer agrees that upon a Successful Closing: (a) Issuer will make timely Form C-AR filings pursuant to Reg CF, (b) post quarterly updates to their Offering page on the Portal for at least one (1) calendar year, and (c) will continue to provide bi-annual updates thereafter (either by posting or by direct communication to the Securities holders, as Issuer may determine) until the term of the Securities issued by Issuer in the Offering expires or Issuer dissolves.

20. Unsuccessful Offering Fees. Within fifteen (15) calendar days of a Withdrawn Offering or an Unsuccessful Offering, CB will use commercially reasonable efforts to provide Issuer with an accounting of all Escrow Agent Fees and Offering Fees due CB, which shall be payable by Issuer within seven (7) calendar days upon receipt of such accounting (together "*Unsuccessful Offering Fees*"). Issuer agrees that upon a Withdrawn Offering or an Unsuccessful Offering, the Unsuccessful Offering Fees shall be considered an advance by CB to Issuer.

21. Representations and Warranties. The parties represent and warrant as follows:

(a) Issuer represents that it is (i) not required to file reports pursuant to section 13 or section 15(d) of the Exchange Act, (ii) not an investment company as defined in section 3 of the Investment Company Act, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Reg CF, (iv) not barred from selling securities under §4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia. In the event Issuer wishes to avail itself of Reg CF Rule 201(b) and has previously sold securities in reliance on section 4(a)(6) of the Securities Act, Issuer represents it has complied with the requirements in section 4A(b) of the Securities Act and the related requirements of Reg CF.

(b) Issuer represents that by entering into this Agreement it is not breaching any agreement with any third party or their beneficiary.

(c) Issuer further represents that it has been and will be wholly truthful, in all respects, to CB and any of CB's agents in their interactions, including, without limitations, written and oral communications and documentation relating to Issuer including, without limitation, communications and documentation related to the Portal's due diligence process.

(d) Each Party represents that it is duly incorporated, formed, or organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, formation, or organization.

(e) Each Party represents and warrants to the other that the execution and delivery of the Agreement and the performance of such Party's obligations hereunder have been duly authorized and that the Agreement is a valid and legal agreement binding on such party and enforceable in accordance with its terms subject to applicable bankruptcy, insolvency, moratorium, or other similar laws affecting the rights of creditors generally and the application of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

22. Limitation of Liability; Indemnification. In the event that CB or any of its Affiliates becomes involved in any capacity in any action, proceeding, or investigation brought by or against any Person, including equity holders of Issuer, in connection with or as a result of the engagement pursuant to this Agreement, Issuer upon request by CB will reimburse CB, their respective officers, directors and associated Persons (the "CB Parties") for their reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) incurred in connection therewith; provided, however, that if it is found in any such action, proceeding or investigation that any loss, claim, damage, liability or expense (each a "Loss") of a CB Party has resulted from the willful misconduct or gross negligence of such CB Party in performing the services that are subject to this Agreement, such CB Party will immediately repay such portion of the reimbursed amounts that is attributable to expenses incurred in relation to the act or omission of such CB Party. Issuer will defend, indemnify and hold the CB Parties or another Person entitled to indemnification under this Section 22 (an "Indemnified Party"), and their respective permitted assigns if assigned pursuant to this Agreement, harmless against any and all Losses to any Person, in connection with or as a result of the engagement pursuant to this Agreement and without regard to the exclusive or contributory negligence of any CB Party, except to the extent that any such Loss results from the willful misconduct or gross negligence of a CB Party in performing the services that are the subject of this Agreement. If for any reason the foregoing indemnification is unavailable to the CB Parties or insufficient to hold them harmless, then Issuer will contribute to the amount paid or payable by the CB Parties as a result of such Loss in such proportion as is appropriate to reflect the relative economic interest of Issuer and its equity holders, on the one hand, and the CB Parties, on the other hand, in the matters contemplated by this Agreement as well as the relative fault of Issuer and the CB Parties with respect to such Loss and any other relevant equitable considerations. Issuer also agrees that neither the CB Parties nor any of their respective Affiliates, partners, directors, agents, employees, or controlling Persons will have any liability based on its or their exclusive or contributory negligence or otherwise to Issuer or any Person asserting claims on behalf of or in right of Issuer in connection with or as a result of any matter referred to in this Agreement or the engagement contemplated thereby except to the extent that a court of competent jurisdiction determines in a final, non-appealable verdict that any Losses or expenses incurred by Issuer result from the willful misconduct or gross negligence of an Indemnified Party in performing the services that are subject of this Agreement.

The reimbursement, indemnity, and contribution obligations of Issuer under this Section 22 will be in addition to any liability that Issuer may otherwise have, will extend upon the same terms and conditions to any Affiliate of the CB Parties and the partners, directors, agents, employees and controlling Persons (if any), as the case may be, of the CB Parties and any such Affiliate, and will be binding upon and inure to the benefit of any successors, permitted assigns, heirs and personal representatives of Issuer, the CB Parties, and any such Affiliate of any such Person. Promptly after receipt by an Indemnified Party of Notice of the occurrence of any claim or the commencement of any action or proceeding brought by a third party in respect of which indemnity may be sought against Issuer, such Indemnified Party will notify Issuer in writing of the occurrence or commencement thereof, and Issuer shall immediately assume the full defense thereof (including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and expenses of such counsel). Notwithstanding the preceding sentence, the Indemnified Party will be entitled to employ its own counsel in such circumstance if (a) the Indemnified Party is advised by counsel that a conflict of interest exists which makes representation by counsel chosen by Issuer not advisable, (b) Issuer fails to assume such defense in a timely manner or (c) Issuer has consented to the use of separate counsel. In such event, the reasonable fees and disbursements of such counsel retained by the Indemnified Party will be paid by Issuer. Issuer shall not, without the prior written consent of CB, which may be withheld in CB's sole and absolute discretion, effect any settlement of any pending or threatened action, suit or proceeding in respect of which an Indemnified Party is or could have been a party and indemnity has or could have been sought hereunder by such Indemnified Party, unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such action, suit or proceeding, (ii) does not include any admission of wrongdoing, fault, failure to act or improper activity of any kind of either CB Party or such Indemnified Party, and (iii) omits any equitable order, judgment, or term that affects, restrains, or interferes with the Indemnified Party's business. The indemnity, contribution and expense reimbursement agreements and obligations set forth herein shall be in addition to any other rights, remedies or indemnification which any Indemnified Party may have or be entitled to at common law or otherwise, and shall remain operative and in full force and effect regardless of any investigation as to any facts or circumstances pertaining to Issuer by or on behalf of any Indemnified Party. Issuer further agrees that the indemnification and expense advance and reimbursement obligations set forth herein shall apply whether or not CB or any other Indemnified Party is a formal party to a proceeding or claim.

23. Disclaimer; Limitation of Liability. While CB will endeavor to ensure the Portal is fully functional and accessible to all Investors at all times, CB relies on third-party service providers and does not assure, represent, or warrant to the quality of service, continuity of service, or "up-time" of the Portal.

NEITHER CB NOR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS MAKE ANY REPRESENTATION OR WARRANTY REGARDING RELIABILITY, TIMELINESS, QUALITY, SUITABILITY, AVAILABILITY, OR COMPLETENESS OF THE SERVICES THEREON THE PLATFORM OR PROVIDED THEREBY. CB AND ITS LICENSORS DO NOT REPRESENT OR WARRANT THAT (A) THE USE OF THE PORTAL WILL BE TIMELY, UNINTERRUPTED, ERROR-FREE, OR OPERATE IN COMBINATION WITH ANY OTHER HARDWARE, SOFTWARE, SYSTEM, OR DATA, (B) THE PORTAL WILL MEET THE ISSUER'S OR INVESTORS' REQUIREMENTS OR EXPECTATIONS, (C) ANY STORED DATA WILL BE ACCESSIBLE OR RELIABLE, (D) THE QUALITY OF ANY SERVICES, INFORMATION, OR OTHER MATERIAL THROUGH THE PORTAL WILL MEET THE ISSUER'S OR INVESTORS' REQUIREMENTS OR EXPECTATIONS, (E) ERRORS OR DEFECTS WILL BE CORRECTED, OR (F) THE PORTAL OR THE SERVER(S) THAT MAKE THE PORTAL AVAILABLE ARE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. THE PORTAL AND ALL CONTENT IS PROVIDED TO YOU STRICTLY ON AN "AS IS" BASIS. ALL CONDITIONS, REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT ARE HEREBY DISCLAIMED TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW. CB IS NOT RESPONSIBLE FOR ANY DELAYS, DELIVERY FAILURES, OR OTHER DAMAGE RESULTING FROM LIMITATIONS, DELAYS, AND OTHER PROBLEMS INHERENT IN THE USE OF THE INTERNET AND ELECTRONIC COMMUNICATIONS.

IN NO EVENT SHALL CB OR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL OR INCIDENTAL LOSS OR EXEMPLARY OR OTHER DAMAGES RELATED TO THIS AGREEMENT, WHETHER

DIRECT OR INDIRECT. NEITHER CB NOR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS SHALL BE LIABLE FOR, AND ISSUER SPECIFICALLY WAIVES ANY CAUSE OF ACTION RELATED TO, (I) LOSS OF DATA, (II) LOSS OF INCOME, (III) LOSS OF OPPORTUNITY, (IV) LOST PROFITS, AND (V) COSTS OF RECOVERY OR ANY OTHER DAMAGES, HOWEVER CAUSED AND BASED ON ANY THEORY OF LIABILITY, AND INCLUDING, BUT NOT LIMITED TO, BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STATUTE, OR THE BREACH OF ANY TERM, COVENANT, REPRESENTATION, WARRANTY OR OBLIGATION CONTAINED HEREIN OR OTHERWISE, AND WHETHER OR NOT CB HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE CB PARTIES' LIABILITY TO ISSUER OR ANY THIRD PARTY SHALL BE LIMITED TO CB'S COMMISSIONS.

24. Default. Breach of this Agreement by either Party ("Default") shall entitle the other Party to give to the Party in default Notice specifying the nature of the Default and requiring it to cure such Default. If such Default is not cured within five (5) days after the receipt of such Notice (or, if such Default cannot be cured within such five (5) day period), the notifying Party shall be entitled, without prejudice to any other rights conferred on it by this Agreement, and in addition to any other remedies available to it by law or in equity, to terminate this Agreement by giving written Notice to take effect immediately after such Notice. The right of either Party to terminate this Agreement shall not be affected in any way by its waiver or failure to take action with respect to any previous Default.

25. Termination. This Agreement may be terminated in any of the following ways:

   (a) CB provides Notice of Termination pursuant to Section 5;

   (b) Issuer, or any of its Covered Persons fails to pass a background check;

   (c) Issuer provides a Notice of Termination to CB before commencing an Offering pursuant to the terms herein;

   (d) Issuer files Form C-W and expects a Withdrawn Offering;

   (e) Issuer experiences an Unsuccessful Offering;

   (f) Either party provides Notice of Termination for uncured Default pursuant to Section 21.

For the avoidance of doubt, if CB withdraws from this Agreement while the Offering is accepting investment commitments (or payments for investment commitments if the Closing Date has passed but the Proceeds have not been disbursed), Issuer and its Officers and Directors who were signatories to the Form C agree to immediately file Form C-W withdrawing such Offering. Notwithstanding the foregoing, Termination shall not release Issuer from its obligation to pay Offering Fees or any other outstanding expenses to CB. Sections 18, 18, 19, 10, 6, 22, 27, 29, and 23 shall survive Termination.

26. Notice. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by e-mail, overnight delivery, or registered or certified mail with return receipt requested. Notice shall be effective: (a) if personally delivered, when delivered; (b) if by e-mail, on the day of transmission thereof; (c) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; and (d) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices shall be addressed as follows:

If to CB:	Community Bond, LLC
	Attn: Kenneth Brenneman
	1972 W 2550 S, Suite D
	West Haven, Utah 84401
	kenneth@mainstreetbond.com
If to Issuer:	Cold Zero, LLC
	Attn: Casey Maxted
	1875 Silver Maple Trail
	North Liberty, IA 52317
	casey@coldzerospirits.com

27. Confidentiality. The Parties hereby agree that during the term, the contents of this Agreement, all communications resulting from it, all documents exchanged between the Parties (excluding those publicly filed the SEC or otherwise made public in connection with the Offering), and any data regarding Investors who participated in the Offering are strictly confidential and that Issuer shall not disclose its contents to any third party (except to Issuer's employees, accountants, attorneys, or other agents who are subject to the duty of confidentiality with respect to such information) without written consent of CB, *provided that* Issuer shall be free to disclose the fees due and payable in connection with the Offering to its Investors therein. Each Party further agrees as to itself that it is solely responsible for ensuring that all of its employees, independent contractors, vendors, and associates are informed of and maintain this confidentiality provision. Notwithstanding the foregoing provisions, a Party may disclose such information if it is legally required by any government or judicial authority, but, if possible, shall first provide Notice to the non-disclosing Party so that such Party has the opportunity to seek a protective order.

28. Governing Law. This Agreement shall be governed, construed, and enforced in accordance with the laws of the United States and the State of Utah, without regard to its conflict of laws rules.

29. Dispute Resolution. If a dispute arises out of or relates to this agreement, or the breach thereof, and if the dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by confidential mediation administered by the American Arbitration Association under its Commercial Mediation Procedures, and after no fewer than three (3) failed mediations, may resort to confidential arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules unless such rules are superseded by the rules of FINRA dispute resolution. There shall be one (1) arbitrator. The place of arbitration shall be Weber County, Utah. The Parties each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waive any right they may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the Parties, the prevailing Party shall be entitled to recover damages plus reasonable costs and attorney's fees, and the decision of the arbitrator shall be final, binding, and enforceable in any court of competent jurisdiction.

30. Relationship of the Parties. Nothing in this Agreement will create any partnership, joint venture, agency, franchise, sales representative, or employment relationship between the parties. No party will have authority to make or accept any offers or representations on behalf of the other Party except as otherwise expressly provided herein this Agreement. This Agreement has been and is made solely for the benefit of Issuer and CB and their respective successors and assigns. Nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any Person who is not party to such Agreement. CB shall not be considered to be the agent of Issuer for any purpose whatsoever other than as described herein and in other binding written agreements. CB is not granted any right or authority to assume or create any obligation or liability, express or implied, on Issuer's behalf or to bind Issuer in any manner whatsoever other than as described herein. Issuer acknowledges that CB has not provided accounting, tax, or legal advice and hereby acknowledges that Issuer has been advised to seek its own advisors with respect to such topics.

31. Assignment. Neither Party may assign their rights and obligations under this Agreement without the prior written consent of the other Party except that CB may unilaterally assign its rights and obligations to a parent or wholly-owned subsidiary provided that such entity maintains its status as a registered funding portal. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the respective Parties.

32. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns.

33. Cumulative Obligations. Each party's obligations hereunder are in addition to, and not exclusive of, any and all of its other obligations and duties to the other party, whether express or implied, in fact or in law.

34. Non-Waiver. Any failure by either Party to enforce the other Party's strict performance of any provision of this Agreement shall not constitute a waiver of its right to subsequently enforce such provision or any other provision of this Agreement.

35. Entire Agreement. This Agreement, including the preambles and recitals, which are incorporated by reference as if fully set forth herein, constitutes the entire Agreement between the parties with regard to the subject matter hereof and supersedes any prior understanding or representation of any kind preceding the date this Agreement was entered into. There are no other promises, conditions, understandings, or other agreements, whether oral or written, relating to the subject matter of this Agreement. Materials posted by CB on the Portal shall constitute CB Policies, but in no way as an additional representation or warranty of CB.

36. Amendment. Any term of this Agreement may be amended or waived only with the written consent of both Parties, provided that CB may unilaterally amend this Agreement pursuant to guidance provided by the SEC, FINRA, or other securities regulators with competent jurisdiction over the Parties. CB will provide Issuer with prompt Notice of any such unilateral amendments and a copy of the guidance it was amended pursuant to.

37. Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this

Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

38. Construction. The title and headings used in this Agreement are for convenience only and shall not be deemed to be a part of this Agreement for purposes of construction. Unless the context requires otherwise, words denoting the singular may be construed as plural and vice versa. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list of more than two items may function as both a conjunction and a disjunction if the context permits. The terms "shall" and "will" are intended as synonymous, interchangeable terms of obligation unless context clearly dictates otherwise. The Parties have had full opportunity to negotiate the terms of this Agreement, and neither Party intends that this Agreement be construed for or against either Party because of that Party's role in drafting this Agreement.

39. Advice of Counsel. Each Party acknowledges and represents that, in completing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that the person signing on its behalf has read and understood all of the terms and provisions of this Agreement.

40. Counterpart Execution. This Agreement may be executed electronically, and in any number of counterparts, each of which shall be deemed an original and of which shall constitute one and the same Agreement.

Funding Portal:

Name (Print): Kenneth Brenneman

Community Bond, LLC

Title: CEO

Signature: DocuSigned by: Kenneth Brenneman 81AD8584A104424...



Issuing Company: Cold Zero, LLC

Name (Print):Casey Maxted

Company: Cold Zero, LLC

Title: Founder

Signature DocuSigned by: Casey Maxted D7077C7E372043B...